As filed with the Securities and Exchange Commission on August 2, 2004.

Registration No. 333-115207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEW RIVER PHARMACEUTICALS INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

VIRGINIA	2834	54-1816479
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

New River Pharmaceuticals Inc.

1881 Grove Avenue

Radford, Virginia 24141

(540) 633-7978

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randal J. Kirk

Chairman of the Board, President and Chief Executive Officer

New River Pharmaceuticals Inc.

1881 Grove Avenue

Radford, Virginia 24141

(540) 633-7978

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

David M. Carter, Esq.	Jeffrey S. Marcus, Esq.
Hunton & Williams LLP	Morrison & Foerster LLP
Bank of America Plaza	1290 Avenue of the Americas
600 Peachtree Street, N.E.	39th Floor
Suite 4100	New York, New York 10104
Atlanta, Georgia 30308	(212) 468-8000
(404) 888-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2004

New River Pharmaceuticals Inc. 4,200,000 Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We expect that the public offering price will be between
$10.00 and $14.00 per share.

THE OFFERING                                                                         PER SHARE                  TOTAL

Public Offering Price                                                                 $                                         $

Underwriting Discount                                                              $                                         $

Proceeds to New River Pharmaceuticals                             $                                         $

We have granted the underwriters the right to purchase up to 630,000 additional shares from us within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to
deliver shares of common stock to purchasers on                  , 2004.

Nasdaq National Market Symbol: NRPH

OpenIPO®: The method of
distribution being used by the
underwriters in this offering
differs somewhat from that
traditionally employed in firm
commitment underwritten public
offerings. In particular, the public
offering price and allocation of
shares will be determined
primarily by an auction process
conducted by the underwriters
and other securities dealers
participating in this offering. A
more detailed description of this
process, known as an OpenIPO,
is included in “Underwriting”
beginning on page 94.

This offering involves a high degree of risk.

You should purchase shares only if you can afford a complete loss of your investment. See “ Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

First Albany Capital

Wells Fargo Securities, LLC

Punk, Ziegel & Company

The date of this prospectus is                     , 2004

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the related notes. Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our,” “us” and “our company” refer to New River Pharmaceuticals Inc.

Our Business

We are a specialty pharmaceutical company focused on developing novel pharmaceuticals that are safer and improved versions of widely-prescribed drugs in large and growing markets. Utilizing our proprietary Carrierwave™ technology, we are currently developing versions of amphetamines and opioids that are designed to provide overdose protection, abuse resistance and less potential for addiction while providing efficacy comparable to the active pharmaceutical ingredients on which they are based. We believe some of our drugs may prove highly resistant to overdose. We believe that we are the first company attempting to address the potential overdose risk associated with currently-marketed amphetamines and opioids.

Our Opportunity

Pharmaceutical developers to date have been unable to address adequately the abuse, overdose and addiction potential of many amphetamine and opioid analgesic drugs. In 2002, emergency rooms in the United States reported to the Substance Abuse and Mental Health Services Administration’s (SAMHSA) Drug Abuse Warning Network 21,000 amphetamine- and 119,000 narcotic-related visits. Utilizing our proprietary Carrierwave technology, we are currently focused on developing safer and improved versions of currently-marketed drugs in these two categories. Amphetamine-based drugs are prescribed to treat pediatric attention deficit hyperactivity disorder (ADHD), a $1.2 billion market in 2002, according to Frost & Sullivan. Opioids, which generated $4.3 billion of sales in 2002 according to Frost & Sullivan, are prescribed for both acute and chronic pain. Our three lead product candidates are an amphetamine and two opioids (hydrocodone and oxycodone) created using our Carrierwave technology.

Despite their effectiveness and widespread use, currently-marketed amphetamines and opioids suffer from significant medical and social drawbacks associated with the drugs’ side effects and resulting potential for abuse. Additionally, with currently-marketed versions of these drugs, individuals can inappropriately self-administer higher than prescribed quantities of these drugs. Individuals may also alter either the product or the route of administration. Any of these abuses may potentially result in the immediate release of the active drug in larger quantities than would be achieved if the drugs were taken as directed. In addition to the potential for abuse, such doses can be toxic, resulting in organ failure and death. As a consequence of their potential for abuse and addiction, the U.S. Drug Enforcement Administration (DEA) places significant restrictions on the manufacture, distribution, prescribing and dispensing of amphetamines and opioids, including oxycodone and hydrocodone.

Our Product Candidates

Our drug development pipeline currently includes three active programs in clinical or preclinical development stages. All of our drug candidates are small molecules designed for oral delivery. Each consists of an active pharmaceutical ingredient, like amphetamine or an opioid, attached to a companion molecule, known as an adjuvant, which is designed to alter the activity of the active ingredient in consistent and predictable ways. Because our product candidates are chemical precursors to active pharmaceutical ingredients, we refer to them as “prodrugs.”

NRP104, our most advanced compound, is a prodrug of amphetamine and is intended as a treatment for ADHD. We recently concluded a pharmacokinetic trial in humans comparing equal therapeutic dose levels of NRP104 and two currently-marketed, extended release amphetamine products. Results from this study showed that circulating levels of the amphetamine released from NRP104 are comparable to the circulating levels of amphetamine from the two currently-marketed products tested. We believe that, based on the results of this study, NRP104 should be a once-a-day treatment.

Before a drug is approved for marketing, the DEA, based in part on advice from the U.S. Food and Drug Administration (FDA), can assign the drug to one of five regulatory “schedules” or to no schedule, based on an assessment of the safety of the drug, particularly its potential for addiction and abuse. Federal law places restrictions on the manufacture, distribution, prescribing and dispensing of scheduled drugs. Schedule I drugs, such as heroin, are considered highly addictive and have no approved therapeutic application. For Schedule II drugs, such as amphetamines and some opioids, including oxycodone and hydrocodone, federal law mandates that only written prescriptions signed by the physician or practitioner may be filled. Except in an emergency, prescriptions cannot be phoned into a pharmacy and refills are not allowed. Additional restrictions and record-keeping requirements apply to both the prescriber and the dispensing pharmacist. For drugs classified as Schedule III or Schedule IV, prescriptions cannot be filled or refilled for more than a six-month period. Lesser controls apply to drugs on Schedule V. Drugs that are not considered addictive or prone to abuse are not assigned to a schedule. Unscheduled drugs, however, are subject to the rules and regulations of the FDA generally applicable to pharmaceutical products. Based on its chemical structure, the DEA has concluded that NRP104 is not a scheduled substance at this time. If subsequent tests are consistent with our preclinical data, we believe that NRP104 will have a more favorable scheduling status (e.g., Schedule III, Schedule IV, Schedule V or unscheduled) than existing amphetamine-based products. If NRP104 obtains a more favorable scheduling status than existing amphetamine-based products, then we believe physicians would be more likely to prescribe NRP104 over existing treatments and patients would be more likely to use our drug because it would be subject to fewer restrictions. The ultimate scheduling status of our prodrug products will be determined by the DEA and the FDA in conjunction with the FDA’s review of the new drug application (NDA) that we are required to file to obtain government approval to market the drug.

NRP290, our second most advanced compound, is a prodrug of hydrocodone, an opioid widely used in combination with other non-opioid analgesics to treat acute pain. We are developing NRP290 to treat acute pain as an alternative to products like Lortab, Vicodin and Vicoprofen. We are currently conducting preclinical animal studies on NRP290 and intend to meet with the FDA to discuss a clinical trial strategy. Before we can initiate testing in humans, the FDA requires us to file an investigational new drug application (IND). Assuming a satisfactory meeting with the FDA, we anticipate filing an IND near the end of 2004 for two products, NRP290 in combination with ibuprofen and NRP290 in combination with acetaminophen. After filing the IND, we anticipate commencing clinical trials for these two products. While NRP290 is currently classified as a Schedule II drug by the DEA, we believe that it may be able to gain a more favorable scheduling status than existing hydrocodone products, if it demonstrates abuse resistance and overdose protection similar to NRP104.

NRP369 is our third pipeline program. This program is focused on developing a prodrug of oxycodone, an opioid used to treat chronic pain, as an alternative to OxyContin, Percocet, Percodan, Endocet and other current therapies. NRP369 is still in the research phase and has yet to enter preclinical trials. We are currently evaluating several prodrugs of oxycodone and plan to initiate preclinical animal testing when a lead molecule has been selected. We anticipate bringing NRP369 into preclinical testing in late 2004 and filing one or more INDs beginning in 2005. We currently intend to develop this product as a stand-alone product and in combination with one or more non-opioid analgesics. The scheduling status for this product has not yet been determined; however, we expect that it will be classified by the DEA as a Schedule II drug during the course of its development.

We are developing each of these product candidates to be resistant to abuse, addiction and overdose while providing efficacy comparable to existing products. Based on the results of our laboratory and animal tests, we are optimistic that our prodrugs will have a favorable profile in each of these categories. If we achieve our objective, we believe that our product candidates should be assigned a more favorable scheduling status than comparable currently-marketed amphetamine or opioid-based drugs. If our product candidates demonstrate superior safety profiles compared to currently-marketed amphetamines and opioids, with comparable efficacy, and our product candidates are granted a more favorable scheduling status, we believe that our product candidates could be best-in-class in their respective markets. If approved, we believe the availability of these products could significantly affect physician prescribing patterns, thereby expanding the markets for these drugs and alleviating many of the health, economic and other social problems associated with the abuse, addiction and overdose potential that are associated with currently-marketed versions of these drugs.

Although we have only recently completed one clinical trial of NRP104, we believe that the regulatory pathway for this and our other prodrugs could be relatively short in comparison to other new chemical compounds. Before a new drug may be marketed in the United States, it must be the subject of an NDA filed with and approved by the FDA. In order to make an NDA filing for a drug, human clinical trials must be conducted. Human clinical trials generally consist of pharmacokinetic studies, dose ranging studies and adequate and well-controlled studies designed to demonstrate the safety and efficacy of the drug. These studies are typically, but not necessarily, conducted in three phases. Phase I studies test for safety, dosage tolerance, absorption, metabolism, distribution and excretion, usually in healthy human subjects. Phase II studies evaluate effectiveness and safety in patients who have the medical condition that the drug is intended to treat. Phase III studies include trials that are designed to accumulate the pivotal safety and efficacy data that are necessary to satisfy the requirements for an NDA approval.

We are utilizing our Carrierwave technology to produce prodrugs comprised of active pharmaceutical ingredients that are well-characterized and have been previously approved and adjuvants that are Generally Recognized as Safe (GRAS). As a result, we believe that we may pursue NDA approval under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act. This approach would allow us to rely, in support of our NDA, in part on data in the public domain or elsewhere regarding the safety of the adjuvant and the safety and efficacy of the active drug, potentially simplifying and abbreviating the regulatory and development timelines of our prodrugs in comparison to traditional new drug development and approval timelines.

Additionally, because prescription drug abuse is a significant health care concern within the United States, we believe that some of our product candidates may be eligible for “Fast Track” status under

FDA procedures. As described in the industry guidance published by the FDA, the FDA may designate the development of a therapy as a “Fast Track” drug development program when (1) currently-accepted therapy is widely used despite an unavoidable serious risk, (2) serious outcomes are a significant public health issue and (3) the new therapy shows significant potential to have a substantially improved overall safety profile with at least similar efficacy. In particular, we believe that our lead opioid product candidates may meet these requirements. If the FDA grants this status to any of our product candidates, we may then negotiate with the FDA with respect to any further development program and corresponding regulatory strategy. Fast Track status may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and may also shorten the review time of any such filing. We have not yet applied for Fast Track status or filed under Section 505(b)(2) for any of our lead product candidates.

Based on our intent to seek Fast Track status or file under Section 505(b)(2) with respect to our lead product candidates, we do not believe that it is likely that the development process for these product candidates will follow the ordinary course of Phase I, Phase II and Phase III trials. Our human pharmacokinetics study of NRP104 represented the first use of NRP104 in humans and could therefore be described as “Phase I.” However, because the study compared NRP104 to existing approved drug therapies and indicated a comparable ability to deliver effective levels of amphetamine to the bloodstream of patients, this study also provides potentially pivotal efficacy data of the type ordinarily found in “Phase III” studies. For these reasons, we have not identified our existing clinical trial by phase. Instead, we distinguish between laboratory studies, animal or preclinical studies, and human or clinical studies, and describe in a narrative form the purpose of the studies and the nature and potential significance of the results. As a result of a meeting with staff members of the Center for Drug Evaluation and Research of the FDA on July 29, 2004, we intend to initiate a pivotal efficacy trial and several smaller pharmacokinetic and safety studies with respect to NRP104 beginning in the second half of 2004. See “—Recent Developments.”

Our Results to Date

Our prodrugs are intended for oral delivery. They are designed to restrict release of the active pharmaceutical ingredient from the prodrug at greater than therapeutically prescribed amounts and to be inactive when administered other than orally. We believe that this resistance is a result of the targeted delivery in the gastrointestinal tract and dependence on a specific enzymatic process to achieve release of the active pharmaceutical ingredient. In a human pharmacokinetic study, NRP104 demonstrated bioavailability comparable to that of currently-marketed, extended release amphetamine-based products. In animal studies, when NRP104 and NRP290 were administered in increasingly greater amounts, circulating levels of the active substance, measured in terms of peak blood serum concentrations, increased at a significantly less-than-proportional rate. Based on these studies, we believe that our prodrugs may not release sufficient quantities of the active substance at one time to achieve a potentially lethal overdose.

In addition to providing overdose protection, controlling peak serum concentrations may help reduce the potential for users to become psychologically addicted to our amphetamine and opioid-based prodrugs. Psychological addiction can result when exposure to a drug produces pleasurable effects by chemically mimicking certain normal brain messenger chemicals. Our prodrugs may prevent abusers from obtaining the sought after “rush” or “high” that can result from peak serum concentrations in excess of what is required for therapeutic effect, potentially reducing addictiveness of our compounds as compared to existing formulations of these active substances.

In animal studies, NRP104 and NRP290 resisted releasing their active pharmaceutical ingredients in more than a therapeutic amount, or at all, when administered via injection or intranasally. Also, in laboratory studies, when subjected to methods of release commonly used by abusers of these drugs, such as crushing or dissolution in solvents, little or no active ingredient was released.

Our preclinical studies to date indicate that our prodrugs themselves have favorable toxicity profiles. These studies indicate that in the event our prodrugs of amphetamine and opioid enter circulation, they themselves are not pharmacologically active and are rapidly cleared from the body due to their chemical composition.

Our Technology

Our Carrierwave technology enables us to design proprietary compounds consisting of active pharmaceutical ingredients bound to adjuvants. Our adjuvants are comprised of various substances such as peptides, amino acids, lipids and nucleic acids. The binding of the adjuvant renders the active pharmaceutical ingredient essentially inactive until the prodrug is broken down into its component parts. We believe that this breakdown only occurs at specifically-targeted sites of enzymatic activity in the body. In the case of our current Carrierwave compounds, the site of enzymatic activity is primarily in the gastrointestinal tract. At the target site, enzymes hydrolyze or cleave the adjuvant from the active pharmaceutical ingredient, releasing the active pharmaceutical ingredient into circulation.

While we have not fully established the mechanisms of absorption involved in our Carrierwave technology, we believe that the rate of release of the active pharmaceutical ingredient from the prodrug is subject to a “saturation effect,” which occurs when the prodrug is administered in doses greater than that which can be accommodated by the enzymatic processes in the gastrointestinal tract. Since the prodrug appears to be pharmacologically inactive if it passes into the blood without undergoing hydrolysis, we believe this saturation effect serves as a “gate,” controlling the amount of the active pharmaceutical ingredient that can be released into circulation over a given period of time, thereby modulating peak serum concentration.

We believe that our Carrierwave technology is broadly applicable to many orally available pharmaceuticals that, in their current forms, have sub-optimal solubility, bioavailability and toxicity profiles. Improving a drug’s bioavailability can result in therapeutic effects at lower doses. Making drugs with known toxicities available at lower than currently-prescribed doses could improve their safety profile. In addition to products in the stimulant and narcotic classes, we believe that there are opportunities to apply our Carrierwave technology to certain central nervous system drugs, such as antipsychotics and antidepressants, as well as to antivirals, among others.

On July 1, 2004, we entered into a non-binding letter of intent with Elan Corporation, plc, to collaborate with respect to the development and commercialization of formulated, sustained-release hydromorphone-Carrierwave conjugates. Under the terms of this letter of intent, we will enter into good faith negotiations with Elan with respect to a development agreement. Under this development agreement, Elan would provide feasibility work to us aimed at the development of a prototype product intended for evaluation in a clinical study in return for a milestone payment. Pending a successful outcome of the study, we would agree with Elan to collaborate in the research and development and subsequent manufacture of the product under the terms of a services and manufacturing agreement to be negotiated in good faith between us and Elan. There can be no assurance that we will enter into any definitive agreements with Elan.

We also believe that our prodrugs are new molecular entities relative to the drugs on which they are based. As such, we believe that our prodrugs are eligible for composition of matter patent claims. We have filed patent applications directed to each of our three lead product candidates.

Our Strategy

The principal components of our strategy to maximize the value of our Carrierwave technology are:

•	seeking shortened development and regulatory approval pathways by focusing on developing prodrugs of approved drugs and seeking to use the Section 505(b)(2) pathway for regulatory approval and seeking Fast Track status when appropriate;

•	adopting a two-pronged patent strategy by seeking intellectual property protection for our Carrierwave technology platform and seeking composition of matter and methods of use patents for our prodrugs, which we believe are new chemical entities;

•	advancing our lead product candidates independently to maximize our commercial return on these prodrugs; and

•	entering into collaborations with other pharmaceutical companies with respect to, among others, prodrugs of active pharmaceutical ingredients that are in niche markets or are patent protected.

Recent Developments

On July 29, 2004, we met with staff members of the Center for Drug Evaluation and Research of the FDA to discuss NRP104 and determine the additional clinical trials appropriate to support an NDA. Based on this meeting, we intend to initiate a pivotal efficacy trial and several smaller pharmacokinetic and safety studies with respect to NRP104 beginning in the second half of 2004. We believe that these trials, if successful, will satisfy the requirements for an NDA.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history and have not yet commercialized any products. We have no sources of revenue, and we have incurred operating losses of approximately $23.7 million from inception through March 28, 2004. We expect to incur operating losses for the foreseeable future. All of our product candidates are in early stages of development, and failure can occur at any stage of development. None of our drug candidates has received regulatory approval for commercialization, and we do not expect that any drugs resulting from our research and development efforts will be commercially available for a number of years, if at all. We may never receive any product revenues or achieve profitability.

Corporate Information

We were incorporated in Virginia in August 1996. We were formed by Randal J. Kirk, our Chairman, President and Chief Executive Officer, and have historically been controlled, managed and primarily funded by Mr. Kirk and his affiliates for the purposes of developing our Carrierwave and other technology. We have engaged in a variety of financial and operational transactions with Mr. Kirk and these affiliates in connection with managing this business. Our principal executive offices are located at 1881 Grove Avenue, Radford, Virginia 24141, and our telephone number is (540) 633-7978.

The Offering

Common stock we are offering	4,200,000 shares. Par Pharmaceutical Companies, Inc., the parent company of Par Pharmaceuticals, Inc., has indicated an interest in purchasing directly or indirectly through one or more of its affiliates, $7 million, or approximately 14%, of the shares offered by this prospectus at the public offering price, but has no legal obligation to purchase any or all of these shares. Par Pharmaceutical Companies could own approximately 3.3% of the shares of our common stock to be outstanding following the offering.

Common stock to be outstanding immediately after this offering	17,762,888 shares

Use of proceeds after expenses	We estimate that the net proceeds from this offering will be approximately $46 million, or approximately $53 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $12 per share. We intend to use the net proceeds from this offering for clinical trial expenses, preclinical testing and other research and development activities with respect to our three lead product candidates as well as other potential product candidates and for working capital and other general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	NRPH

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

The number of shares of common stock to be outstanding immediately after the offering is based upon 13,562,888 shares outstanding as of July 30, 2004. The number of shares to be outstanding after this offering excludes:

•	669,063 shares of common stock issuable upon the exercise of stock options outstanding as of July 30, 2004 at a weighted average exercise price of $3.12 per share;

•	10,000 shares of our common stock issuable upon the exercise of stock options to be granted by us upon completion of this offering at an exercise price equal to the initial public offering price to two director nominees who will be appointed to our board of directors upon completion of this offering;

•	160,000 shares of our common stock issuable upon the exercise of stock options to be granted by us upon completion of this offering at an exercise price equal to the initial public offering price to members of our management; and

•	a total of 780,937 shares reserved for issuance under our Incentive Compensation Plan.

The information in this prospectus, unless otherwise noted, has been adjusted to reflect a one-for-two reverse stock split to be completed immediately prior to the completion of this offering.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ option to purchase up to 630,000 additional shares of common stock to cover over-allotments.

This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under “Underwriting” beginning on page 94.

Carrierwave™ is a trademark of our company. This prospectus also contains trademarks, trade names and service marks of other companies, including Adderall®, Anexsia®, Avinza®, Concerta®, Cylert®, Demerol®, Dextrostat®, Dexedrine®, Duragesic®, Endocet®, Hydrocet®, Lortab®, MS Contin®, Norco®, OxyContin®, Ritalin®, Strattera®, Vicodin® and Vicoprofen®, which are the property of their respective owners. OpenIPO is a registered service mark of WR Hambrecht + Co, LLC.

Summary Consolidated Financial Data

The following summary consolidated financial data for the years ended December 30, 2001, December 29, 2002 and December 28, 2003 have been derived from our audited consolidated financial statements. The summary consolidated financial data for the three months ended March 30, 2003 and March 28, 2004 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited summary consolidated financial data include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that are necessary for a fair presentation of the results for the interim unaudited periods. Operating results for the three months ended March 28, 2004 are not necessarily indicative of the results that may be expected for the year ending January 2, 2005. The summary financial data set forth below should be read together with the consolidated financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Years ended			Three months ended
	December 30, 2001	December 29, 2002	December 28, 2003	March 30, 2003	March 28, 2004
	(in thousands, except share and per share data)			(unaudited)
Statements of operations data (1)(4):
Sales, net	$241	$177	$—	$—	$—

Operating costs and expenses:
Cost of goods sold	105	51	—	—	—
Net sales returns of drug unavailable for sale	641	—	—	—	—
Selling, general and administrative	4,284	1,940	1,529	441	687
Research and development	3,909	2,683	3,139	789	1,108
Depreciation and amortization of property and equipment	163	175	140	40	30
Amortization of intangible assets	39	39	—	—	—

Total operating expenses	9,141	4,888	4,808	1,269	1,825

Operating loss	(8,900)	(4,711)	(4,808)	(1,269)	(1,825)
Other income (expense):
Loss on sale of property and equipment	—	(89)	—	—	—
Interest expense	(132)	(59)	(13)	(2)	(8)
Interest income	102	30	4	1	—

Total other expense, net	(30)	(118)	(9)	(1)	(8)
Net loss	$(8,930)	$(4,829)	$(4,817)	$(1,270)	$(1,833)

Net loss per share (basic and diluted)	$(1.12)	$(.45)	$(.41)	$(.11)	$(.15)

Weighted average number of common shares outstanding (basic and diluted)	7,980,597	10,689,911	11,842,813	11,203,705	12,592,888

	As of December 28, 2003			As of March 28, 2004
	Actual	Pro forma (2)	Pro forma as adjusted (3)	Actual	Pro forma (2)	Pro forma as adjusted (3)
	(in thousands)			(unaudited) (in thousands)
Balance sheet data:
Cash and cash equivalents	$264	$5,114	$51,061	$63	$4,913	$50,860
Working capital (deficit)	(1,422)	3,428	49,375	(3,039)	1,811	47,758
Total assets	636	5,486	51,433	416	5,266	51,213
Total shareholders’ equity (deficit)	(1,139)	3,711	49,658	(2,790)	2,060	48,007

(1)	All of our sales, net recognized in the fiscal years ended December 30, 2001 and December 29, 2002 were from sales of drugs, which were transferred to an affiliated party at the end of 2002.
(2)	Adjusted to give effect to the issuance of 970,000 shares of common stock between March 28, 2004 and July 15, 2004.
(3)	As adjusted to give effect to the sale of the 4,200,000 shares of common stock by us in this offering at an assumed initial public offering price of $12 per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.
(4)	As adjusted to give effect to a one-for-two reverse stock split effective immediately prior to the completion of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of operating losses and expect to incur losses for the foreseeable future. We may never generate revenues or, if we are able to generate revenues, achieve profitability.

We are focused on product development, and we have not generated any revenues to date utilizing our Carrierwave™ technology. Since the end of 1997, we have incurred losses in each year of our operations, and we expect to continue to incur operating losses for the foreseeable future. These operating losses have adversely affected and are likely to continue to adversely affect our working capital, total assets and shareholders’ equity.

The process of developing our products requires significant clinical, development and laboratory testing and clinical trials. In addition, commercialization of our product candidates will require that we obtain necessary regulatory approvals and establish sales, marketing and manufacturing capabilities, either through internal hiring or through contractual relationships with others. We expect to incur substantial losses for the foreseeable future as a result of anticipated increases in our research and development costs, including costs associated with conducting preclinical testing and clinical trials, and regulatory compliance activities. We have incurred operating losses of approximately $8.9 million for the fiscal year ended December 30, 2001, $4.7 million for the fiscal year ended December 29, 2002, $4.8 million for the fiscal year ended December 28, 2003, and $1.8 million for the three months ended March 28, 2004, and at March 28, 2004 we had an accumulated deficit of approximately $27.5 million. Our net cash used in operations during the first three months of 2004 was $1.6 million. We expect our average monthly net cash used in operations to increase during the remainder of 2004.

Our ability to generate revenues and achieve profitability will depend on numerous factors, including success in:

•	developing and testing product candidates;

•	receiving regulatory approvals;

•	commercializing our products; and

•	establishing a favorable competitive position.

Many of these factors will depend on circumstances beyond our control. We cannot assure you that we will ever have a product approved by the FDA, that we will bring any product to market or, if we are successful in doing so, that we will ever become profitable.

Our product candidates are based on a technology that could ultimately prove ineffective.

Our product candidates are created using our proprietary Carrierwave technology. Our test results to date are limited to laboratory tests and preclinical trials in animals, and we have not fully characterized the mechanism of absorption of our prodrugs. While our preliminary studies in animals have supported our belief that our product candidates are as efficacious as the originally-approved drugs in addition to offering abuse resistance and overdose protection, we have not tested our product candidates in humans, other than in a recently completed pharmacokinetic study of NRP104. The preclinical results that we have obtained to date may not be indicative of results we may attain in future preclinical studies or in clinical trials. Ultimately, our research and preclinical findings, which currently indicate that our Carrierwave technology possesses beneficial properties, may prove to be incorrect, in which case the product candidates created using our Carrierwave technology may not differ substantially from competing drugs and may in fact be inferior to them. If these products are substantially identical or inferior to drugs already available, the market for our Carrierwave drugs would be reduced or eliminated.

Based our studies to date, we believe our product candidates are safe and have no known side effects other than those associated generally with therapeutic amounts of amphetamine and opioids. However, we may not be able to prove that our product candidates are safe. No assessment of the efficacy, safety or side effects of a product candidate can be considered definitive until all clinical trials needed to support a submission for marketing approval are complete. Our product candidates will require additional laboratory, animal and human testing. Success in earlier clinical trials does not mean that subsequent trials will confirm the earlier findings. If we find that any of our products is not safe, we may not be able to commercialize the product. The safety of our Carrierwave formulations may vary with each drug and the ingredients used in each formulation, and therefore even if safety is established for one of our prodrugs, this would not necessarily be predictive of the safety of any of our other product candidates, which would need to be separately established.

Our product candidates are at an early stage of development. If we are unable to develop and commercialize our product candidates successfully, we may never generate revenues or, if we are able to generate revenues, achieve profitability.

We have not commercialized any products or recognized any revenue from product sales utilizing our Carrierwave technology. All of the compounds produced using our Carrierwave technology are in early stages of development. In March 2004, we filed an investigational new drug (IND) application with the FDA for NRP104, and in May 2004, we concluded a pharmacokinetic trial in humans with respect to NRP104. We expect to file IND applications to allow for clinical testing of our other lead product candidates, NRP290 and NRP369, in late 2004 and in 2005, respectively. Once an IND is filed with the FDA, the IND will ordinarily become effective 30 days following receipt by the FDA. However, if the results of the preclinical investigations are not deemed adequate to support these applications, the FDA may place an IND on “clinical hold” until the sponsor generates and supplies the FDA with additional data. In the case of a “clinical hold,” the sponsor of the IND is prohibited from commencing the clinical studies until the “clinical hold” has been removed by the FDA.

We must conduct significant additional research and development activities before we will be able to apply for regulatory approval to commercialize any products utilizing our Carrierwave technology. We must successfully complete adequate and well-controlled studies designed to demonstrate the safety and efficacy of the product candidates and obtain regulatory approval before we are able to commercialize these product candidates. Because of the lack of external funding for these development programs, we may not be able to fund all of these programs to completion or provide the support necessary to perform the clinical trials, seek regulatory approvals or market any approved products. Even if we succeed in developing and commercializing one or more of our product candidates utilizing our Carrierwave technology, we may never generate sufficient or sustainable revenue to enable us to be profitable.

We face intense competition in the markets targeted by our lead product candidates. Many of our competitors have substantially greater resources than we do, and we expect that all of our product candidates under development will face intense competition from existing or future drugs.

We have devoted substantial research efforts and capital to the development of our Carrierwave technology and our lead product candidates. We expect that all of our product candidates under development, if approved, will face intense competition from existing and future drugs marketed by large companies.

The markets for amphetamines and other stimulants to treat ADHD and opioids to treat acute and chronic pain are well developed and populated with established drugs marketed by large pharmaceutical, biotechnology and generic drug companies. Amphetamines or other stimulants currently-marketed for ADHD include Ritalin (Novartis AG), Concerta (McNeil Consumer & Specialty Pharmaceuticals), Dexedrine (GlaxoSmithKline PLC), Dextrostat (Shire Pharmaceuticals Group plc), Cylert (Abbott Laboratories) and Adderall (Shire Pharmaceuticals Group plc). In addition, Eli Lilly and Company markets a non-stimulant drug, Strattera, for ADHD. Opioids currently-marketed for acute pain include Anexsia (Mallinckrodt Inc.), Endocet (Endo Laboratories), Hydrocet (Amarin Pharmaceuticals, Inc.), Lortab (UCB Pharma Inc.), Norco (Watson Pharmaceuticals, Inc.), and Vicodin (Abbott Laboratories, Inc.). Opioids currently-marketed for chronic pain include OxyContin (Purdue Pharmaceuticals LP), Duragesic (Janssen Pharmaceutica Products, L.P.), MSContin (Purdue Frederick Company) and Avinza (Ligand Pharmaceuticals Inc.). Each of these companies has significantly greater financial and other resources than we do. If we obtain regulatory approval to market one or more of our product candidates, we will compete with these established drugs and will need to show that our drugs have safety or efficacy advantages in order to take market share and be successful.

Currently, and as a direct consequence of the public debate of the social and economic costs of illegal diversion and abuse of, addiction to, and overdose from stimulants and narcotics, several companies are pursuing formulations that are less prone to abuse and are less toxic. Companies specifically engaged in developing abuse resistant drugs include Purdue Pharma LP, Nastech Pharmaceutical Company Inc. and Pain Therapeutics Inc. Other companies, including Johnson & Johnson and Noven Pharmaceuticals, Inc., are investigating alternative delivery mechanisms to control the delivery and availability of scheduled drugs. These technologies include transdermal skin patches, metered dose inhalers and extended release subcutaneous injections and implants. These competitors may:

•	successfully market products that compete with our products;

•	successfully identify drug candidates or develop products earlier than we do; or

•	develop products that are more effective, have fewer side effects or cost less than our products.

Additionally, if a competitor receives FDA approval before we do for a drug that is similar to one of our product candidates, FDA approval for our product candidate may be precluded or delayed due to periods of non-patent exclusivity and/or the listing with the FDA by the competitor of patents covering its newly-approved drug product. Periods of non-patent exclusivity for new versions of existing drugs such as our current product candidates can extend up to three and one-half years. See “Business—Government Regulation.”

These competitive factors could require us to conduct substantial new research and development activities to establish new product targets, which would be costly and time consuming. These activities would adversely affect our ability to commercialize products and achieve revenue and profits.

If we fail to protect our intellectual property rights, our ability to pursue the development of our technologies and products would be negatively affected.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of our technologies and products. If we do not adequately protect our intellectual property, competitors may be able to use our technologies to produce and market drugs in direct competition with us and erode our competitive advantage. Some foreign countries lack rules and methods for defending intellectual property rights and do not protect proprietary rights to the same extent as the United States. Many companies have had difficulty protecting their proprietary rights in these foreign countries. We may not be able to prevent misappropriation of our proprietary rights.

Patent positions can be uncertain and involve complex legal and factual questions. We can protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. To date, we hold one issued United States patent relating to our core Carrierwave technology. In addition to the core patent, we have two issued U.S. patents for an earlier developed delivery technology related to Carrierwave, and one directed to iodothyronine compounds. We have applied for additional patents relating to our technologies and our products and plan to file additional patent applications in the future. We have U.S. patent applications pending covering each of our product candidates. Additionally, we have Patent Cooperation Treaty stage patent applications pending covering our product candidates and national stage applications covering our core technology in Europe, Japan, China, South Korea, Canada, Australia, India and Israel.

Others may challenge our patents, or our patent applications may not result in issued patents. Moreover, any patents issued to us may not provide us with meaningful protection, or others may challenge, circumvent or narrow our patents. Third parties may also independently develop products similar to our products, duplicate our unpatented products or design around any patents on products we develop. Additionally, extensive time is required for development, testing and regulatory review of a potential product. While extensions of patent term due to regulatory delays may be available, it is possible that, before any of our product candidates can be commercialized, any related patent, even with an extension, may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent.

In addition to patents, we rely on a combination of trade secrets, confidentiality, nondisclosure and other contractual provisions, and security measures to protect our confidential and proprietary information. These measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our technology, and we could lose any competitive advantage we may have. In addition, others may independently develop similar proprietary information or techniques or otherwise gain access to our trade secrets, which could impair any competitive advantage we may have.

We have not commissioned an extensive investigation concerning our freedom to practice or the validity or enforceability of our Carrierwave technology or product candidates, and we may be held to infringe the intellectual property rights of others.

Our ability to freely practice our product candidates is dependent upon the duration and scope of patents held by third parties. Our patent, prior art and infringement investigations have been conducted primarily by us. Although we have consulted with our patent counsel in connection with our intellectual property investigations, our patent counsel has not undertaken an extensive independent analysis to determine whether our Carrierwave technology or product candidates infringe upon any issued patents or whether our issued patents or patent applications relating to our Carrierwave technology could be invalidated or rendered unenforceable for any reason or could be subject to interference proceedings.

There may be patents or patent applications of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third-party patents. Third-party patents may impair or block our ability to conduct our business. There are no unresolved communications, allegations, complaints or threats of litigation related to the possibility that we might infringe patents held by others.

Claims may be asserted against us that our products or technology infringes patents or other intellectual property owned by others. We may be exposed to future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others. In the event of litigation, any claims may not be resolved in our favor. Any litigation or claims against us, whether or not valid, may result in substantial costs and may result in an award of damages, lost profits, attorneys fees, and tripling of those damages in the event that a court finds an infringement to have been willful. A lawsuit could also place a significant strain on our financial resources, divert the attention of management and harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease making, using, selling, offering to sell or importing any products that infringe a third party’s intellectual property through an injunction;

•	obtain a license or an assignment from the holder of the infringed intellectual property right, which license or assignment may be costly or may not be available on reasonable terms, if at all; or

•	redesign our products, which would be costly and time-consuming and may not be possible.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

Our intellectual property includes four U.S. patents and 49 pending U.S., Patent Cooperation Treaty or national stage applications. Currently, we are not licensing any technology. We have three applications covering anti-abuse aspects of NRP104, NRP290 and NRP369 generally. Additionally, NRP 104 is covered specifically by four applications, NRP290 is covered by one application, and NRP369 is covered by one application.

Competitors may infringe our patents, and we may file infringement claims to counter infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly.

Also, a third party may assert that our patents are invalid and/or unenforceable. There are no unresolved communications, allegations, complaints or threats of litigation related to the possibility that our patents are invalid or unenforceable. Any litigation or claims against us, whether or not merited, may result in substantial costs, place a significant strain on our financial resources, divert the attention of management and harm our reputation. An adverse decision in a litigation could result in inadequate protection for our product candidates and/or reduce the value of any license agreements we have with third parties.

Interference proceedings brought before the U.S. Patent and Trademark Office may be necessary to determine priority of invention with respect to our patents or patent applications. During an interference proceeding it may be determined that we do not have priority of invention for one or more aspects in our patents or patent applications and could result in the invalidation in part or whole of a patent or could put a patent application at risk of not issuing. Even if successful, an interference may result in substantial costs and distraction to our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or interference proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the price of our common stock could be adversely affected.

If preclinical testing or clinical trials for our product candidates are unsuccessful or delayed, we will be unable to meet our anticipated development and commercialization timelines.

Our potential drug products require preclinical testing and clinical trials prior to submission of any regulatory application for commercial sales. We only completed our first clinical trial of our most advanced product candidate, NRP104, in May 2004 and as a result have very limited experience conducting clinical trials. We do not currently employ any clinical trial managers. We rely and expect to continue to rely on third parties, including clinical research organizations and outside consultants, to conduct, supervise or monitor some or all aspects of preclinical testing or clinical trials involving our product candidates. We have less control over the timing and other aspects of these preclinical testing or clinical trials than if we performed the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our preclinical testing or clinical trials on our anticipated schedule or, for clinical trials, consistent with a clinical trial protocol. Delays in preclinical and clinical testing could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to, a delay in the clinical trials may also ultimately lead to denial of regulatory approval of a product candidate.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

•	manufacturing sufficient quantities of a product candidate; and

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site.

Once a clinical trial has begun, it may be delayed, suspended or terminated by us or the FDA or other regulatory authorities due to a number of factors, including:

•	ongoing discussions with the FDA or other regulatory authorities regarding the scope or design of our clinical trials;

•	failure to conduct clinical trials in accordance with regulatory requirements;

•	lower than anticipated recruitment or retention rate of patients in clinical trials;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	lack of adequate funding to continue clinical trials; or

•	negative results of clinical trials.

If clinical trials are unsuccessful, and we are not able to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize these products, and therefore may not be able to generate sufficient revenues to support our business.

We have received an observation from the FDA noting that we did not submit an IND before conducting certain clinical studies in 2001.

FDA has the authority to inspect a company’s drug manufacturing and testing processes and to take enforcement actions, with varying degrees of severity, in the event that it determines that violations of the Federal Food, Drug and Cosmetic Act and FDA regulations have occurred. In late April 2004, representatives of the FDA inspected our laboratory facility in Blacksburg, Virginia. In connection with this inspection, the FDA issued an observation on Form FDA-483 relating to our conduct of pharmacokinetic studies on thyroid compounds in humans in 2001. The observation noted that we did not submit an IND application before conducting these studies. Such an observation on Form FDA-483 does not constitute a finding by FDA that a violation has occurred. We have responded to this observation, explaining our basis for believing in 2001 that these studies were exempt from FDA regulations requiring submission of an IND, and agreeing to submit an IND to cover any such studies that we conduct in the future. Based on our explanation for our actions in 2001, on our commitment to submit IND applications to cover similar studies in the future and on the fact that we are not pursuing further studies or approval for the thyroid compounds that were the subject of the 2001 studies, we do not believe that any enforcement action against us by the FDA based on this observation would be warranted or that, if pursued, any such action would have a material effect on us or our business.

If we are unable to file for approval under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act or if we are required to generate additional data related to safety and efficacy in order to obtain approval under Section 505(b)(2), we may be unable to meet our anticipated development and commercialization timelines.

Our current plans for filing NDAs for our product candidates include efforts to minimize the data we will be required to generate in order to obtain marketing approval for our product candidates and therefore possibly obtain a shortened review period for the applications. We have not yet discussed or agreed with the FDA as to the nature or extent of any studies we may be required to conduct in order to achieve approval for any of our product candidates. The timeline for filing and review of our NDAs is based on our plan to submit those NDAs under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, wherein we will rely in part on data in the public domain or elsewhere. We have not yet filed an NDA under Section 505(b)(2) for any of our lead product candidates. Depending on the data that may be required by the FDA for approval, some of the data may be related to products already approved by the FDA. If the data relied upon is related to products already approved by the FDA and covered by third-party patents we would be required to certify that we do not infringe the listed patents or that such patents are invalid or unenforceable. As a result of the certification, the third-party would have 45 days from notification of our certification to initiate an action against us. In the event that an action is brought in response to such a certification, the approval of our NDA could be subject to a stay of up to 30 months or more while we defend against such a suit. Approval of our product candidates under Section 505(b)(2) may therefore be delayed until patent exclusivity expires or until we successfully challenge the applicability of those patents to our product candidates. Alternatively, we may elect to generate sufficient additional clinical data so that we no longer rely on data which triggers a potential stay of the approval of our product candidates. Even if no exclusivity periods apply to our applications under Section 505(b)(2), the FDA has broad discretion to require us to generate additional data on the safety and efficacy of our product candidates to supplement third-party data on which we may be permitted to rely. In either event, we could be required, before obtaining marketing approval for any of our product candidates, to conduct substantial new research and development activities beyond those we currently plan to engage in order to obtain approval of our product candidates. Such additional new research and development activities would be costly and time consuming.

We may not be able to obtain shortened review of our applications, and the FDA may not agree that our products qualify for marketing approval. If we are required to generate additional data to support approval, we may be unable to meet our anticipated development and commercialization timelines, may be unable to generate the additional data at a reasonable cost, or at all, and may be unable to obtain marketing approval of our product candidates.

There can be no assurance that any of our product candidates will obtain Fast Track status or, even if any of our product candidates obtain Fast Track status, that development of the product candidate will be accelerated.

We believe that some of our product candidates may be eligible for Fast Track status under FDA procedures. These procedures may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and may help shorten the review time of any such filing. If the FDA grants this status to any of our product candidates, we may then negotiate with the FDA with respect to any further development program and corresponding regulatory strategy. We have not yet applied for Fast Track status for any of our lead product candidates. There can be no assurance that any of our product candidates will obtain Fast Track status or, even if any of our product candidates obtain Fast Track status, that development of the product candidate will be accelerated.

If the FDA requires that NRP104 be scheduled by the DEA before the product is commercially sold, we will be unable to begin commercial sale of that product until the DEA completes scheduling proceedings, and if NRP104 is scheduled by the DEA in Schedule II under the Controlled Substances Act, the potential market for the drug may be significantly reduced.

The DEA has indicated that NRP104 is not a scheduled drug at the present time. Based on data generated in our studies of the potential for abuse, however, and on the fact that the drug is designed to deliver quantities of amphetamine, the FDA and the DEA may, pursuant to their statutory responsibilities under the Controlled Substances Act, conclude that the drug should be scheduled in one of the Controlled Substances Act schedules at the time it is first approved for commercial sale. The process for scheduling a drug under these circumstances involves the forwarding by the FDA to the DEA of its medical and scientific findings, and its recommendation that the drug be scheduled on the appropriate schedule level. The DEA then publishes a notice in the Federal Register of a proposal to place the drug in an appropriate Controlled Substances Act schedule. Interested persons are then afforded an opportunity to comment on the proposal and to request a hearing. After consideration of the comments received, and potentially the holding of a formal administrative hearing, the DEA then publishes a regulation placing the drug in an appropriate Controlled Substances Act schedule. If the FDA is unwilling to permit the sale of the drug until it is placed in an appropriate Controlled Substances Act schedule, it may not grant NDA approval until completion of scheduling proceedings by the DEA. We intend to seek timely conclusion of any consideration of the Controlled Substances Act scheduling of NRP104 so that these considerations do not result in any delay in our ability to market the drug. Because of the opportunity for public participation in the process, however, we cannot predict how long the FDA and the DEA may take to conclude any scheduling actions with respect to the drug that they may believe are warranted.

The drug products with which our lead product candidate NRP104 is expected to compete are amphetamine products currently classified by the DEA under the Controlled Substances Act on Schedule II, the most restrictive schedule applicable to drug products marketed for legitimate medical use. The DEA has concluded that, based on its chemical structure, NRP104 is not a scheduled substance at the present time. Our commercialization strategy for this product depends in large part on our ability to obtain approval to market the drug either as an unscheduled drug or as a drug classified by the DEA in a less restrictive schedule than Schedule II. A decision as to whether and how NRP104 should be scheduled at the time it is approved for commercial sale will be made by the DEA based on the medical and scientific determinations of the FDA which, in turn, will be based in large part on data we generate regarding the relative potential for abuse of the drug compared to existing Schedule II drugs. If the determination is made that the drug should be controlled in Schedule II, the potential market for our drug may be significantly reduced, which may have a material adverse effect on us. Furthermore, because amphetamine is a Schedule II substance, the amount of it that we can obtain for clinical trials and commercialization of NRP104 is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand. We cannot predict the outcome of the studies of the potential for abuse of our drug or of the consideration by the FDA and the DEA of the results of those studies.

We have engaged in extensive financial and operational transactions with Randal J. Kirk, our Chairman, President and Chief Executive Officer, and his affiliates.

Our company was formed by, and has historically been controlled and managed and principally funded by, Randal J. Kirk, our Chairman, President and Chief Executive Officer, and affiliates of Mr. Kirk. As a result, we have engaged in a variety of financial and operational transactions with Mr. Kirk and these affiliates. While we believe that each of these transactions was on terms no less favorable to us than terms we could have obtained from unaffiliated third parties, none of these transactions was negotiated on an arm’s length basis. Accordingly, their terms may not be as favorable to us as if we had negotiated them with unaffiliated third parties. It is our intention to ensure that all future transactions, if any, between us and our officers, directors, principal shareholders and their affiliates, are approved by the nominating and governance committee or a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Randal J. Kirk will control approximately 63.1% of our common stock after completion of this offering and will be able to control or significantly influence corporate actions, which may result in Mr. Kirk taking actions that advance his interests to the detriment of our other shareholders.

After this offering, Randal J. Kirk, Chairman, President and Chief Executive Officer, and shareholders affiliated with him will control approximately 63.1% of our common stock, based on their beneficial ownership as of July 30, 2004. Mr. Kirk will be able to control or significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of Mr. Kirk may not always coincide with the interests of other shareholders, and he may take actions that advance his interests to the detriment of our other shareholders.

We have relied on Third Security, LLC, to provide us with general and administrative services. If we are unable to establish and maintain the necessary infrastructure to be self-sufficient and meet the demands of a public company, our business will be adversely affected.

We have historically relied on Third Security for accounting, finance, information technology, human resources and executive management services. Third Security is owned by Randal J. Kirk, our Chairman, President and Chief Executive Officer, who, with shareholders affiliated with him, will control approximately 63.1% of our common stock after this offering based on their beneficial ownership on July 30, 2004. In anticipation of this offering, we plan to add personnel and information systems sufficient to perform most of these functions ourselves, although we may experience transition problems in doing so. Upon the closing of this offering, we intend to enter into an administrative services agreement with Third Security pursuant to which Third Security will continue to provide support for tax, legal and market research functions as well as provide the miscellaneous services that we may need from time to time until the earlier of 12 months after the completion of this offering or our termination of the agreement. We intend to negotiate the administrative services agreement on terms no less favorable than those that we would have entered into with an unaffiliated third party, and the agreement will be subject to the approval of the nominating and governance committee of our board of directors or a majority of the independent and disinterested members of our board of directors. See “Relationships and Related Party Transactions.”

As a public company, we will need to meet stringent reporting obligations as well as comply with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission (SEC) and The Nasdaq National Market. Such requirements will place significant additional demands on our management and financial and accounting staff, on our financial, accounting and information systems and on our internal controls. Although we intend to hire financial, accounting and administrative personnel prior to completion of the offering, we will need to expend significant additional resources to expand our management team and build the financial, accounting and information systems and internal controls necessary for a public company.

Our executive officers and other key personnel are critical to our business, and our future success depends on our ability to retain them.

We are highly dependent on the principal members of our management and scientific team, particularly, Mr. Kirk, our Chairman President and Chief Executive Officer, Krish S. Krishnan, our Chief Financial Officer, and Suma M. Krishnan, our Vice President, Product Development and chief scientist. In order to pursue our product development, marketing and commercialization plans, we will need to hire additional personnel with experience in clinical testing, government regulation, manufacturing, marketing and business development. We may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. We are not aware of any present intention of any of our key personnel to leave our company or to retire. However, we have no employment agreements with any of our executive officers and while we have employment agreements with certain of our employees, all of our employees are at-will employees who may terminate their employment at any time. We do not currently have key personnel insurance on any of our officers or employees. The loss of any of our key personnel, or the inability to attract and retain qualified personnel, may significantly delay or prevent the achievement of our research, development or business objectives and could materially adversely affect our business, financial condition and results of operations.

We rely on third parties to manufacture the compounds used in our trials, and we intend to rely on them for the manufacture of any approved products for commercial sale. If these third parties do not manufacture our product candidates in sufficient quantities and at an acceptable cost, clinical development and commercialization of our product candidates could be delayed, prevented or impaired.

We have no manufacturing facilities, and we have no experience in the clinical or commercial-scale manufacture of drugs or in designing drug manufacturing processes. Certain specialized manufacturers provide us with modified and unmodified pharmaceutical compounds, including finished products, for use in our preclinical and clinical studies. We do not have any short-term or long-term manufacturing agreements with any of these manufacturers. If we fail to contract for manufacturing on acceptable terms or if third-party manufacturers do not perform as we expect, our development programs could be materially adversely affected. This may result in delays in filing for and receiving FDA approval for one or more of our products. Any such delays could cause our prospects to suffer significantly.

We intend to rely on third parties to manufacture some or all of our products that reach commercialization. We believe that there are a variety of manufacturers that we may be able to retain to produce these products. However, once we retain a manufacturing source, if our manufacturers do not perform in a satisfactory manner, we may not be able to develop or commercialize potential products as planned.

Failure by our third-party manufacturers to comply with the regulatory guidelines set forth by the FDA and DEA with respect to our product candidates could delay or prevent the completion of clinical trials, the approval of any product candidates or the commercialization of our products.

Our reliance on third-party manufacturers exposes us to the following additional risks, any of which could delay or prevent the completion of our clinical trials, the approval of our product candidates by the FDA or other regulatory agencies or the commercialization of our products, result in higher costs or deprive us of potential product revenues:

•	Manufacturers are obligated to operate in accordance with FDA-mandated current good manufacturing practice (cGMP) requirements. A failure of any of our third-party manufacturers to establish and follow cGMP requirements and to document their adherence to such practices may lead to significant delays in the availability of material for clinical trials, may delay or prevent filing or approval of marketing applications for our products, and may cause delays or interruptions in the availability of our products for commercial distribution following FDA approval.

•	Replacing our third-party manufacturers or contracting with additional manufacturers may require re-validation of the manufacturing processes and procedures in accordance with cGMP and compliance with supplemental approval requirements. Any such necessary re-validation and supplemental approvals may be costly and time-consuming.

Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA, the DEA and corresponding state and foreign agencies to ensure strict compliance with cGMP requirements and other requirements under Federal drug laws, other government regulations and corresponding foreign standards. If our third-party manufacturers or we fail to comply with applicable regulations, sanctions could be imposed on us, including fines, injunctions, civil penalties, failure by the government to grant marketing approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions.

We may need additional capital in the future. If additional capital is not available or is available at unattractive terms, we may be forced to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or curtail our operations.

In order to develop and bring our product candidates to market, we must commit substantial resources to costly and time-consuming research, preclinical and clinical trials and marketing activities. We anticipate that our existing cash and cash equivalents, including the net proceeds of this offering, and interest earned on such proceeds, will enable us to maintain our current operations for at least the next 24 months. We anticipate using our cash and cash equivalents to fund further research and development with respect to our lead product candidates. We may, however, need to raise additional funding sooner if our business or operations change in a manner that consumes available resources more rapidly than we anticipate, which may include if we are granted Fast Track status with respect to any of our product candidates. Our requirements for additional capital will depend on many factors, including:

•	successful commercialization of our product candidates;

•	continued progress of research and development of product candidates utilizing our Carrierwave technology;

•	the time and costs involved in obtaining regulatory approval for our product candidates;

•	costs associated with protecting our intellectual property rights;

•	development of marketing and sales capabilities;

•	payments received under future collaborative agreements, if any; and

•	market acceptance of our products.

On April 23, 2004, we entered into a credit agreement with Randal J. Kirk (2000) Limited Partnership, an entity controlled by our current Chairman, President and Chief Executive Officer, Randal J. Kirk. Under the terms of the credit agreement, the partnership has provided an irrevocable line of credit to us for up to the principal amount of $5,000,000. The proceeds from the credit line are to be used by us for general working capital and operating expenses. Amounts advanced to us under this credit agreement bear interest at 12% and payments made by us are applied first to any accrued interest. The entire amount of credit extended, plus any interest, is due the earlier of April 1, 2005 or upon the completion of an initial public offering of our common stock. As of July 30, 2004, there is $0 borrowed under this line of credit. We will have no committed sources of additional capital immediately following our initial public offering. To the extent our capital resources are insufficient to meet future capital requirements, we will need to raise additional funds to continue the development of our product candidates. We anticipate that we will need significant additional funds in order for us to commercialize NRP104 and continue the development of NRP290 and NRP369. Funds may not be available to us on favorable terms, if at all. To the extent we raise additional capital through the sale of equity securities, the issuance of those securities could result in dilution to our shareholders. In addition, if we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or curtail our operations. In addition, we may be required to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves or license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

Even if we obtain regulatory approval to market our product candidates, our product candidates may not be accepted by the market.

Even if we obtain regulatory approval to market our product candidates, our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any pharmaceutical product that we develop will depend on a number of factors, including:

•	cost-effectiveness;

•	the safety and effectiveness of our products, including any potential side effects, as compared to alternative products or treatment methods;

•	the timing of market entry as compared to competitive products;

•	the rate of adoption of our products by doctors and nurses;

•	product labeling or product insert required by the FDA for each of our products;

•	determination of scheduled or unscheduled status by the FDA and DEA;

•	reimbursement policies of government and third-party payors;

•	effectiveness of our sales, marketing and distribution capabilities and the effectiveness of such capabilities of our collaborative partners, if any; and

•	unfavorable publicity concerning our products or any similar products.

Our product candidates, if successfully developed, will compete with a number of products manufactured and marketed by major pharmaceutical companies, biotechnology companies and manufacturers of generic drugs. Our products may also compete with new products currently under development by others. Physicians, patients, third-party payors and the medical community may not accept and utilize any of our product candidates. Physicians may not be inclined to prescribe the drugs created utilizing our Carrierwave technology unless our drugs bring substantial and demonstrable advantages over other drugs currently-marketed for the same indications. If our products do not achieve market acceptance, we will not be able to generate significant revenues or become profitable.

If we fail to establish marketing, sales and distribution capabilities, or fail to enter into arrangements with third parties, we will not be able to create a market for our product candidates.

Our strategy with our lead product candidates is to control, directly or through contracted third parties, all or most aspects of the product development process, including marketing, sales and distribution. Currently, we do not have any sales, marketing or distribution capabilities. In order to generate sales of any product candidates that receive regulatory approval, we must either acquire or develop an internal marketing and sales force with technical expertise and with supporting distribution capabilities or make arrangements with third parties to perform these services for us. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel and defer our product development efforts. To the extent that we enter into marketing and sales arrangements with other companies, our revenues will depend on the efforts of others. These efforts may not be successful. If we fail to develop sales, marketing and distribution channels, or enter into arrangements with third parties, we will experience delays in product sales and incur increased costs.

In the event that we are successful in bringing any products to market, our revenues may be adversely affected if we fail to obtain acceptable prices or adequate reimbursement for our products from third-party payors.

Our ability to commercialize pharmaceutical products successfully may depend in part on the availability of reimbursement for our products from:

•	government and health administration authorities;

•	private health insurers; and

•	other third party payors, including Medicare.

We cannot predict the availability of reimbursement for newly-approved health care products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are limiting both coverage and the level of reimbursement for new drugs. Third-party insurance coverage may not be available to patients for any of our products.

The continuing efforts of government and third-party payors to contain or reduce the costs of health care may limit our commercial opportunity. If government and other third-party payors do not provide adequate coverage and reimbursement for any prescription product we bring to market, doctors may not prescribe them or patients may ask to have their physicians prescribe competing drugs with more favorable reimbursement. In some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. In addition, we expect that increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we receive for any products in the future. Further, cost control initiatives could impair our ability to commercialize our products and our ability to earn revenues from this commercialization.

We could be forced to pay substantial damage awards if product liability claims that may be brought against us are successful.

The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to liability claims and financial losses resulting from the use or sale of our products. We have obtained limited product liability insurance coverage for our clinical trials of $10 million per occurrence and in the aggregate, subject to a deductible of $50,000 per occurrence and $500,000 per year in the aggregate. However, such insurance may not be adequate to cover any claims made against us. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.

We use hazardous chemicals in our business. Potential claims relating to improper handling, storage or disposal of these chemicals could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous chemicals. These hazardous chemicals are reagents and solvents typically found in a chemistry laboratory. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. While we attempt to comply with all environmental laws and regulations, including those relating to the outsourcing of the disposal of all hazardous chemicals and waste products, we cannot eliminate the risk of accidental contamination from or discharge of hazardous materials and any resultant injury. Compliance with environmental laws and regulations may be expensive. Current or future environmental regulations may impair our research, development or production efforts. We might have to pay civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. We are not insured against these environmental risks.

If we enter into collaborations with third parties, they might also work with hazardous materials in connection with our collaborations. We may agree to indemnify our collaborators in some circumstances against damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

If we retain collaborative partners and our partners do not satisfy their obligations, we will be unable to develop our partnered product candidates.

Currently, we do not have any collaborative agreements. Although we recently entered into a non-binding letter of intent with Elan Corporation, plc, to collaborate with respect to the development and commercialization of formulated, sustained-release hydromorphone-Carrierwave® conjugates, there can be no assurance that we will actually enter into a collaborative agreement with Elan. In the event we enter into any collaborative agreements, we may not have day-to-day control over the activities of our collaborative partners with respect to any of these product candidates. Any collaborative partner may not fulfill its obligations under these agreements. If a collaborative partner fails to fulfill its obligations under an agreement with us, we may be unable to assume the development of the products covered by that agreement or enter into alternative arrangements with a third party. In addition, we may encounter delays in the commercialization of the product candidate that is the subject of the agreement. Accordingly, our ability to receive any revenue from the product candidates covered by these agreements will be dependent on the efforts of our collaborative partner. We could also become involved in disputes with a collaborative partner, which could lead to delays in or termination of our development and commercialization programs and time- consuming and expensive litigation or arbitration. In addition, any such dispute could diminish our collaborators’ commitment to us and reduce the resources they devote to developing and commercializing our products. Conflicts or disputes with our collaborators, and competition from them, could harm our relationships with our other collaborators, restrict our ability to enter future collaboration agreements and delay the research, development or commercialization of our product candidates. If any collaborative partner terminates or breaches its agreement, or otherwise fails to complete its obligations in a timely manner, our chances of successfully developing or commercializing these product candidates would be materially and adversely affected. We may not be able to enter into collaborative agreements with partners on terms favorable to us, or at all. Our inability to enter into collaborative arrangements with collaborative partners, or our failure to maintain such arrangements, would limit the number of product candidates that we could develop and ultimately, decrease our sources of any future revenues.

RISKS RELATED TO THIS OFFERING

There has been no prior public market for our common stock, and you may not be able to resell shares of our common stock for a profit or at all.

Prior to this offering, there has been no public market for our common stock. We will determine the initial public offering price with the underwriters. This price may not be the price at which the common stock will trade after this offering. The market price of our common stock may decline below the initial public offering price. Although we have applied to have our common stock quoted on The Nasdaq National Market, an active trading market for our common stock may not develop after this offering. We cannot assure you of the extent to which an active trading market will develop or how liquid that market may become.

The market price for our common stock may be volatile, and your investment in our common stock could decline in value.

The stock market in general has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology and specialty pharmaceutical companies, particularly companies like ours without product revenues and earnings, have been highly volatile and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements of technological innovations or new products by us or our competitors;

•	announcement of FDA approval or disapproval of our products or other product-related actions;

•	decisions by the DEA regarding the assignment of scheduling to our products;

•	developments involving our discovery efforts and clinical trials;

•	developments or disputes concerning patents or proprietary rights, including announcements of infringement, interference or other litigation against us or our potential licensees;

•	developments involving our efforts to commercialize our products, including developments impacting the timing of commercialization;

•	announcements concerning our competitors, or the biotechnology, pharmaceutical or drug delivery industry in general;

•	public concerns as to the safety or efficacy of our products or our competitors’ products;

•	changes in government regulation of the pharmaceutical or medical industry;

•	changes in the reimbursement policies of third party insurance companies or government agencies;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	developments involving corporate collaborators, if any;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

As a result of this volatility, you may not be able to resell your shares at or above the public offering price.

In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results and financial condition.

We do not anticipate paying dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our common stock, which is uncertain and unpredictable. There is no guarantee that our common stock will appreciate in value after this offering or even maintain the price at which you purchased your shares.

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline.

Our quarterly operating results are likely to fluctuate in the future. These fluctuations could cause our stock price to decline. The nature of our business involves variable factors, such as the timing of the research, development and regulatory pathways of our product candidates, that could cause our operating results to fluctuate.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

If we or our existing shareholders sell a substantial number of shares of our common stock in the public market, our stock price may decline.

Immediately after this offering, we will have outstanding 17,762,888 shares of common stock. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. Of the remaining shares, 13,292,038 shares are subject to lock-up agreements, which expire 180 days after this offering. Of these shares, 12,322,938 shares will generally be available for resale to the public in accordance with Rule 144 upon expiration of the lock-up agreements. The 269,950 shares not subject to lock-up agreements will generally be available for resale to the public in accordance with Rule 144. See “Shares Eligible for Future Sale.” If we or our existing shareholders sell a large number of shares of our common stock, or the public market perceives that we or our existing shareholders might sell shares of common stock, particularly with respect to our affiliates, directors, executive officers or other insiders, the market price of our common stock could decline significantly.

In the future, we may issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, or to raise capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time.

Certain provisions of Virginia law, and our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for our shareholders to remove our board of directors and management.

Certain provisions of Virginia law, the state in which we are incorporated, and our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for our shareholders, should they choose to do so, to remove our board of directors or management. These provisions include:

•	a provision allowing our board of directors to issue preferred stock with rights senior to those of the common stock without any vote or action by the holders of our common stock. The issuance of preferred stock could adversely affect the rights and powers, including voting rights, of the holders of common stock;

•	a provision allowing the removal of directors only for cause;

•	the requirement in our bylaws that shareholders provide advance notice when nominating our directors or submitting other shareholder proposals; and

•	the inability of shareholders to convene a shareholders’ meeting without the chairman of the board, the chief executive officer or a majority of the board of directors first calling the meeting.

See “Description of Capital Stock.”

We may spend a substantial portion of the net proceeds of this offering in ways which do not yield a favorable return.

We have broad discretion to allocate the net proceeds from this offering. As a result, investors in this offering will be relying upon our judgment with only limited information about our specific intentions regarding the use of proceeds. We may not invest the proceeds from this offering in a manner that yields a favorable return.

Investors in this offering will experience immediate and substantial dilution of their investment.

We expect the initial public offering price of our common stock to be substantially higher than the book value per share of the outstanding common stock. Investors purchasing shares of common stock in this offering will incur immediate dilution in the amount of $9.30 per share based upon an assumed initial public offering price of $12 per share. See “Dilution.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, future costs, prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the progress of our product development programs;

•	the status of our preclinical and clinical development of potential drugs, clinical trials and the regulatory approval process;

•	our estimates for future revenues and profitability;

•	our estimates regarding our capital requirements and our needs for additional financing;

•	the likely scheduling of product candidates;

•	our ability to attract partners with acceptable development, regulatory and commercialization expertise;

•	the likelihood of regulatory approval under Section 505(b)(2) under the Federal Food, Drug and Cosmetic Act;

•	the expected benefits of our Carrierwave technology such as abuse resistance and decreased toxicity; and

•	our ability to obtain favorable patent claims.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” In addition, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

NOTICE TO INVESTORS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States.

In this prospectus, we rely on and refer to information from Frost & Sullivan, the U.S. Department of Health and Human Services, the U.S. Drug Enforcement Administration and the American Psychiatric Association. We are not affiliated with any of these organizations. Frost & Sullivan has consented to our use of certain information included in this prospectus. Neither the U.S. Department of Health and Human Services, the U.S. Drug Enforcement Administration nor the American Psychiatric Association has been advised by us of or has consented to its being named in this prospectus. Although we believe that this information is reliable, we have not independently verified the accuracy or completeness of this information.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 4,200,000 shares of our common stock in this offering will be approximately $46 million, or approximately $53 million if the underwriters fully exercise their over-allotment option, in each case assuming an initial public offering price of $12 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds of this offering approximately as follows:

•	approximately $20 to $25 million of these proceeds to fund further development of NRP104, our product candidate for the treatment of ADHD;

•	approximately $10 to $15 million of these proceeds to fund further research and development of NRP290, our product candidate for the treatment of acute pain; and

•	approximately $5 to $15 million of these proceeds to fund preclinical testing and research and development of NRP369, our product candidate for the treatment of pain, and other potential product candidates, as well as for working capital and general corporate purposes.

We expect that the proceeds from this offering, along with our existing cash resources, will be sufficient to enable us to achieve the following stages of the development process for each of our lead product candidates: (i) to have completed the FDA review of our NDA for NRP104, (ii) to be in late stages of NDA review by the FDA on NRP290 and (iii) to be in early stages of NDA review by the FDA on NRP369. However, because of the uncertainties associated with the product development process, we cannot accurately predict the stage to which we expect to be able to advance our product candidates with the net proceeds from this offering and our existing cash resources. As to both our clinical and preclinical programs, it is possible that we will not achieve the progress that we anticipate because the actual costs and timing of development, particularly clinical trials, are difficult to predict, are subject to substantial risks and often vary depending on the particular indication and development strategy. As a result, we may need to raise additional funds from external sources to achieve the expected development progress described in this paragraph.

The amounts and timing of our actual expenditures may vary significantly depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our clinical trials, and our operating costs and capital expenditures. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering, and we reserve the right to change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and our research and development activities, the results of our commercialization efforts, competitive developments and our manufacturing requirements.

Pending use of the net proceeds from this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. In addition, the terms of any future debt or credit facility may preclude us from paying dividends on our common stock.

CAPITALIZATION

The following table describes our capitalization as of March 28, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the issuance of 970,000 shares of common stock between March 28, 2004 and July 30, 2004; and

•	on a pro forma as adjusted basis to give effect to the sale of the 4,200,000 shares of common stock by us in this offering, at an assumed initial public offering price of $12 per share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table together with the section of this prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 28, 2004		Pro Forma As Adjusted
	Actual	Pro Forma
	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents	$63	$4,913	$50,860

Shareholders’ equity (deficit):
Preferred stock—unallocated, $0.001 par value per share; 25,000 shares authorized, actual and pro forma; and 25,000,000 shares authorized, pro forma as adjusted; none issued and outstanding, actual, pro forma and pro forma as adjusted	$—	$—	$—
Common stock, $0.001 par value per share; 25,000,000 shares authorized, actual and pro forma; and 150,000,000 shares authorized, pro forma as adjusted; 12,592,888 shares issued and outstanding, actual; 13,562,888 shares issued and outstanding, pro forma; and 17,762,888 issued and outstanding pro forma as adjusted	13	14	18
Additional paid-in capital	24,674	29,523	75,466
Accumulated deficit	(27,477)	(27,477)	(27,477)

Total shareholders’ equity (deficit)	(2,790)	2,060	48,007

Total capitalization	$(2,790)	$2,060	$48,007

The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

•	669,063 shares of common stock issuable upon the exercise of stock options outstanding as of July 30, 2004, at a weighted average exercise price of $3.12 per share;

•	10,000 shares of our common stock issuable upon the exercise of stock options to be granted by us upon completion of this offering at an exercise price equal to the initial public offering price to two director nominees who will be appointed to our board of directors upon completion of this offering;

•	160,000 shares of our common stock issuable upon the exercise of stock options to be granted by us upon completion of this offering at an exercise price equal to the initial public offering price to members of our management; and

•	a total of 780,937 shares of common stock reserved for issuance under our Incentive Compensation Plan.

DILUTION

Our net tangible book value as of March 28, 2004 was approximately $(2,790,000) or $(.22) per share of common stock. Net tangible book value represents the amount of our total tangible assets less total liabilities. Our pro forma tangible net book value as of March 28, 2004 was approximately $2,060,000, or $0.15 per share, based on the pro forma number of shares of common stock outstanding as of March 28, 2004 of 13,562,888, adjusted to reflect the issuances of 970,000 shares of common stock between March 28, 2004 and July 30, 2004, as if such issuance had occurred as of March 28, 2004. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of the 4,200,000 shares of common stock by us assuming an initial public offering price of $12 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 28, 2004 would have been $48,007,000, or $2.70 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.55 per share of common stock to existing common shareholders and an immediate dilution in pro forma net tangible book value of $9.30 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Net tangible book value per share as of March 28, 2004	(.22)
Increase attributable to issuance of 970,000 shares of common stock between March 28, 2004 and July 30, 2004	0.37

Pro forma net tangible book value as of March 28, 2004	0.15
Increase in net tangible book value per share attributable to this offering	2.55

Pro forma tangible book value per share after this offering		2.70

Dilution in pro forma net tangible book value to new investors		$9.30

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value will increase to $2.99 per share, representing an immediate increase to existing shareholders of $2.84 per share, and there will be an immediate dilution of $9.01 per share to new investors.

The following table summarizes, on a pro forma basis as of March 28, 2004, after giving effect to this offering at an assumed initial public offering price of $12 per share before deducting underwriting discounts and commissions and offering expenses payable by us, and the pro forma adjustments referred to above, the difference between existing and new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing shareholders and by new investors.

	Total shares		Total consideration		Average price per share
	Number	%	Amount	%
Existing shareholders	13,562,888	76.4%	$20,766,840	29.2%	$1.53
New investors	4,200,000	23.6	50,400,000	70.8	12.00

Total	17,762,888	100%	$71,166,840	100%

The tables and calculations above exclude:

•	669,063 shares of common stock issuable upon the exercise of stock options outstanding as of July 30, 2004, at a weighted average exercise price of $3.12 per share;

•	10,000 shares of our common stock issuable upon the exercise of stock options to be granted by us upon completion of this offering at an exercise price equal to the initial public offering price to two director nominees who will be appointed to our board of directors upon completion of this offering;

•	160,000 shares of our common stock issuable upon the exercise of stock options to be granted by us upon completion of this offering at an exercise price equal to the initial public offering price to members of our management; and

•	a total of 780,937 shares of common stock reserved for issuance under our Incentive Compensation Plan.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of shares of our common stock held by existing shareholders will decrease to approximately 73.7% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to 4,830,000, or approximately 26.3% of the total as adjusted number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following statements of operations data for each of the three fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and the balance sheet data at December 29, 2002 and December 28, 2003 from the consolidated financial statements of New River Pharmaceuticals Inc. and Subsidiaries, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, and which consolidated financial statements and the report thereon we include elsewhere in this prospectus. We have derived our statements of operations data for the fiscal years ended January 2, 2000 and December 31, 2000 and the balance sheet data at January 2, 2000, December 31, 2000 and December 30, 2001 from our audited consolidated financial statements that we do not include in this prospectus. The selected consolidated financial data for the three months ended March 30, 2003 and March 28, 2004 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited selected consolidated financial data include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that are necessary for a fair presentation of the results for the interim unaudited periods. Operating results for the three months ended March 28, 2004 are not necessarily indicative of the results that may be expected for the year ending January 2, 2005. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Fiscal years ended					Three months ended
	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	December 28, 2003	March 30, 2003	March 28, 2004
	(in thousands, except share and per share data)					(unaudited)
Statements of operations data (1)(4):
Sales, net	$2,072	$1,957	$241	$177	$—	$—	$—
Operating costs and expenses:
Cost of goods sold	153	238	105	51	—	—	—
Net sales returns of drug unavailable for sale	—	—	641	—	—	—	—
Selling, general and administrative	1,486	2,087	4,284	1,940	1,529	441	687
Research and development	676	2,211	3,909	2,683	3,139	789	1,108
Depreciation and amortization of property and equipment	86	71	163	175	140	40	30
Amortization of intangible assets	166	166	39	39	—	—	—
Writeoff of intangible asset	—	1,355	—	—	—	—	—

Total operating expenses	2,567	6,128	9,141	4,888	4,808	1,269	1,825

Operating loss	(495)	(4,171)	(8,900)	(4,711)	(4,808)	(1,269)	(1,825)
Other income (expense):
Loss on sale of property and equipment	—	—	—	(89)	—	—	—
Interest expense	(123)	(110)	(132)	(59)	(13)	(2)	(8)
Interest income	67	153	102	30	4	1	—

Total other income (expense), net	(56)	43	(30)	(118)	(9)	(1)	(8)

Loss from continuing operations before income taxes	(551)	(4,128)	(8,930)	(4,829)	(4,817)	(1,270)	(1,833)
Income tax expense (benefit) from continuing operations	(198)	1,106	—	—	—	—	—

Loss from continuing operations	(353)	(5,234)	(8,930)	(4,829)	(4,817)	(1,270)	(1,833)
Loss from discontinued operations, net of income tax benefit of $1,140	(1,948)	—	—	—	—	—	—

Net loss	$(2,301)	$(5,234)	$(8,930)	$(4,829)	$(4,817)	$(1,270)	$(1,833)

Loss from continuing operations per share (basic and diluted)	$(.05)	$(.68)	$(1.12)	$(.45)	$(.41)	$(.11)	$(.15)

Net loss per share (basic and diluted)	$(.36)	$(.68)	$(1.12)	$(.45)	$(.41)	$(.11)	$(.15)

Weighted average number of common shares outstanding (basic and diluted)	6,419,457 (2)	7,646,598 (3)	7,980,597	10,689,911	11,842,813	11,203,705	12,592,888

(1)	All of our sales, net recognized in the fiscal year ended January 2, 2000, December 31, 2000, December 30, 2001 and December 29, 2002 were from sales of drugs, which were transferred to an affiliated party at the end of 2002.
(2)	As adjusted for a 100-for-1 stock split effective March 31, 1999, and a 1,000-for-1 stock split effective January 10, 2001.
(3)	As adjusted for a 1,000-for-1 stock split effective January 10, 2001.
(4)	As adjusted to give effect to a one-for-two reverse stock split effective immediately prior to completion of the offering.

	As of
	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	December 28, 2003	March 28, 2004
	(in thousands)					(unaudited)
Balance sheet data:
Cash and cash equivalents	$3,348	$2,749	$3,088	$614	$264	$63
Working capital (deficit)	3,589	2,992	916	(294)	(1,422)	(3,039)
Total assets	7,721	4,908	4,187	1,019	636	416
Long-term debt	814	543	5,271	—	—	—
Total shareholders’ equity (deficit)	5,857	3,121	(3,418)	90	(1,139)	(2,790)

LETTER FROM THE FOUNDER

Introduction

While it is customary for a company’s annual report to shareholders to include letters from the chairman and/or members of senior management, the prospectus of a company making its initial public offering does not normally include such a letter. Yet when a company is making its IPO is perhaps the best time to explain how its current owners and management are thinking about the company and how they make decisions. In the case of New River Pharmaceuticals Inc., it also is natural that I, as founder and majority shareholder, may entertain some views that may be of interest to a prospective investor. While this letter should be read only in conjunction with the rest of this prospectus, including the section entitled “Risk Factors” beginning on page 11, I want to address certain questions and explain why we have departed in some respects from the traditional IPO path.

The Reason for Our IPO

I have been an investor in life sciences companies for 20 years and have been investing in New River since the founding of the company. Since I and a small number of other investors until now have kept this investment opportunity mostly to ourselves, it begs the question of why you, as an investor, now have the opportunity to invest in New River. The reason we currently seek new investors is, as described in this prospectus, that we are now at a stage of development that is expensive, as we move more of our products into human clinical testing – too expensive for the current investors to support.

We believe that our technical, regulatory and clinical progress, as described elsewhere in this prospectus, have demonstrated sufficient promise to make New River worthy of investment consideration by other risk tolerant investors. Our timing has been determined by our recent receipt of favorable human pharmacokinetic data on NRP104, our most advanced drug candidate. We intend to begin what we will expect will be our final clinical trials for NRP104 in the second half of 2004.

Auction Process

After a great deal of thought, and after initially taking steps toward an IPO using traditional means, we have decided that it is in the best interest of our company and our potential shareholders to use an auction process. An auction process allows shares of an IPO to be allocated in an equal and impartial way that does not favor some investors over others. Through an auction process, we believe that the price of our shares in the IPO and in the aftermarket should reflect an efficient market price; which is to say, a price established by rational and informed buyers (you) and sellers (New River) reflective of the company’s real value. Of course, there can be no guarantee that we or the auction process will be successful or that the price of our common stock will trade at or above the offering price listed on the cover of this prospectus. I urge you to read the section entitled “Underwriting” beginning on page 94 for more information on the OpenIPO process.

Drug Improvement

We developed our proprietary Carrierwave™ technology as a way of improving certain existing drugs. We believed that alleviating the drawbacks of drugs that nevertheless are widely used would be a good business proposition. In particular, our goal is to impart genuinely novel and desirable characteristics to established drugs through the development of novel molecules that “carry” the established drug. Our investment thesis is that achieving this goal should give us a branded drug type of return but with lower technical risk, on a smaller budget and on a shorter timeline than is typically the case with branded drugs.

As is covered in more detail in the rest of this prospectus, our first focus has been to create improved versions of several widely-prescribed drugs that are prone to abuse – amphetamines and opioids, in particular. Our idea of an improvement in this category would be a drug that works as well as the original drug when taken orally and as directed but (1) would not work as well if taken by any other route of administration, such as by snorting or injection, (2) would not release under artificial means such as through the application of chemicals, heat or mechanical action and (3) would provide some protection against overdose. We are proud of the progress we have made in this area to date.

Conclusion

Finally, I should mention that I do not lightly assume the role of Chief Executive Officer or director of a public company. I believe that such offices carry the responsibility of putting the interests of shareholders first.

Randal J. Kirk

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. See “Information Regarding Forward-Looking Statements.”

Background

Since inception in 1996, our primary focus has been to develop safer and more effective versions of widely prescribed drugs. The development of our patented Carrierwave drug development platform has resulted from that focus. Our Carrierwave platform has yielded product candidates that are designed to improve upon pharmaceuticals that, in their existing form, have one or more of the following drawbacks: (1) potential for overdose; (2) potential for abuse and addiction; or (3) may be characterized as having high toxicity or suboptimal release profiles.

Our current lead products are analogs of existing drugs used in the treatment of pediatric attention deficit hyperactivity disorder (ADHD) and acute and chronic pain management.

We were incorporated in Virginia on August 22, 1996 for the purpose of acquiring certain pharmaceutical drugs and drug rights from an affiliated entity and to market those drugs. In connection with this transaction, we acquired the rights to certain drug research and technologies from the same affiliated entity with the intent to continue the research and development of those drugs. This research and development has led to the development of our Carrierwave drug development platform.

On May 26, 1999, we acquired control of a related entity, Biological & Popular Culture, Inc. (Biopop). On June 30, 1999, we merged the operations of Biopop into our operations. Biopop operated a medical telemarketing business and was developing various software products related to the operations of call centers. At the time of this merger, we intended to utilize these operations and systems to market our pharmaceutical products to physician offices and for separate commercialization. In July 1999, after more fully assessing the opportunities for commercialization of the Biopop products and for telemarketing our products, we decided to close the call center and abandon the software development efforts. In October 1999, we sold the call center assets to Biopop Integration Group, Inc., an entity affiliated with us through common ownership.

Prior to December 27, 2002, we had ownership rights to certain drugs, including a high-strength coated aspirin and a sublingual tablet for use in migraine headache therapy, that we minimally promoted. By the end of fiscal 2002, we determined that we should dispose of these drugs as they were diverting financial and management resources from our primary focus of developing products using our proprietary Carrierwave technology. As a result, on December 27, 2002, we transferred these drugs, including the related promotion and distribution rights and related liabilities, the net result of which was to transfer net liabilities of approximately $435,000 to an affiliate, Thyroid Marketing Company (TMC), a dormant corporation affiliated with Third Security, LLC, itself an affiliate of our company. In consideration for these transfers, we received 100% of the outstanding common stock of TMC. Immediately after the transfer to TMC, we distributed all of the common stock of TMC, on a pro rata basis, to our shareholders. On December 30, 2002, TMC formed a new subsidiary, Harvest Pharmaceuticals Inc. (Harvest) and merged TMC into Harvest on December 31, 2002.

Throughout our history, we have incurred significant losses. We anticipate incurring additional losses, which may increase, for the foreseeable future. We may never become profitable. As of March 28, 2004, we had an accumulated deficit of approximately $27.5 million.

Revenues.    Exclusive of product sales of drugs that were transferred to Harvest, we have not generated any operating revenues since inception. If our development efforts result in clinical success, regulatory approval and successful commercialization of our products, we could generate revenues from sales of our products. We do not expect to submit an application for regulatory approval for any of our product candidates before the end of 2005, and it could be later. If, as an alternative to commercializing a particular product, we enter into license agreements or other collaboration arrangements with corporate partners, we could recognize revenue from license fees, milestone payments or royalties from product sales. We do not currently intend to seek collaborative arrangements for our three lead product candidates. As a result, we do not anticipate any product revenues in the near term, and achieving other revenues will likely be dependent on entering into license or other collaborative agreements.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of legal costs associated with patent filings and ongoing litigation, board of director fees, insurance expense and stock-based compensation costs. Over the past two years, many of our administrative positions not directly supporting the research and development or regulatory affairs functions have been eliminated with essential administrative functions being performed by an affiliate, Third Security, LLC. In the past, Third Security has provided support in the finance, accounting, taxation, legal, market research, information technology and human resources functions at no charge to us. Based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services, we estimate the cost of these services provided by Third Security to have been approximately $160,000 for fiscal year 2001, $134,000 for fiscal year 2002, $176,000 for fiscal year 2003 and $182,000 for the three months ended March 28, 2004. In periods prior to the three months ended March 28, 2004, no charge ($0) was recorded for the estimated cost of these services. However, due to the increased assistance that Third Security provided in connection with this offering, we recorded expenses of $182,000 for these costs and recognized a capital contribution in the same amount. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for fiscal years 2001, 2002 and 2003 and the three months ended March 28, 2004. Upon completion of this offering, Third Security will no longer provide these services at no charge to us. We intend to add the necessary infrastructure and personnel to be self-sufficient except for certain administrative services that Third Security will continue to provide for a fee under an administrative services agreement. Such agreement shall become effective upon the completion of this offering. Under the terms of this agreement, Third Security will continue to provide support for tax, legal and market research functions as well as provide other miscellaneous services that we may need from time to time. We expect that our general and administrative expenses will increase as we become subject to the reporting obligations applicable to public companies and add infrastructure and personnel in order to be self-sufficient.

Research and Development Expenses.    Our current research and development efforts are focused on developing our three lead product candidates. Our research and development expenses consist of direct and indirect costs. Our direct costs include salaries and related expenses for personnel, including stock-based compensation, costs of materials used in research and development, costs of facilities and external development costs that consist of fees paid to professional service providers for conducting various studies and trials. Indirect costs include various overhead costs. We believe that significant investment in product development is a competitive necessity, and we plan to continue these investments in order to be in a position to realize the potential of our product candidates and proprietary technologies.

We have recently completed one clinical trial for our product candidate NRP104 and plan to commence clinical trials for NRP290 and NRP369 over the next 12 to 24 months. Clinical trials can be very expensive. If these and additional necessary clinical trials are successful, we plan to prepare and submit applications to the FDA for marketing approval for our drug candidates. This process can entail significant costs. As a result of these and other factors, we expect our research and development expenses to increase significantly over the next 12 to 24 months.

We use our research and development employee and infrastructure resources across several projects, and many of our costs are not attributable to an individually-named project but are directed to broadly applicable research efforts. Accordingly, we do not account for internal research and development costs on a project-by- project basis, and we cannot state precisely the total costs incurred for each of our clinical and preclinical projects on a project-by-project basis.

Since our inception, the majority of our external development costs have been incurred in connection with the development of our Carrierwave technology and our earlier related iodothyronine technology. Accordingly, prior to 2003 we made no efforts to separate costs associated with the development of our iodothyronine technology from the development of our Carrierwave technology. Only recently did we begin applying the Carrierwave technology to our three lead product candidates. The following table shows, from inception, the total external development costs associated with (i) our Carrierwave technology and our earlier related iodothyronine technology, all of which costs are included in the Carrierwave line item in the table below, and (ii) each of our current lead product candidates.

	Fiscal years ended			Quarter ended	Inception to March 28, 2004
	December 30, 2001	December 29, 2002	December 28, 2003	March 28, 2004
	(in thousands)
NRP104	$—	$—	$669	$555	$1,224
NRP290	—	—	104	161	265
NRP369	—	—	—	—	—
Carrierwave	1,875	762	584	—	5,488

Total	$1,875	$762	$1,357	$716	$6,977

We expect that a larger percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development programs rather than technology development. These expenditures are subject to numerous uncertainties relating to timing and cost to completion. We test compounds in numerous preclinical studies for safety, toxicology and efficacy. We expect then to conduct early-stage clinical trials for each drug candidate. We anticipate funding these trials ourselves. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain products in order to focus our resources on more promising products. Completion of clinical trials may take several years or more, and the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate.

The commencement and completion of clinical trials for our products may be delayed by many factors, including lack of efficacy during clinical trials, unforeseen safety issues, slower than expected patient recruitment, or government delays. In addition, we may encounter regulatory delays or rejections as a result of many factors, including results that do not support the intended safety or efficacy of our product candidates, perceived defects in the design of clinical trials and changes in regulatory policy during the period of product development. As a result of these risks and uncertainties, we are unable to accurately estimate the specific timing and costs of our clinical development programs or the timing of material cash inflows, if any, from our product candidates. Our business, financial condition and results of operations may be materially adversely affected by any delays in, or termination of, our clinical trials or a determination by the FDA that the results of our trials are inadequate to justify regulatory approval, insofar as cash in-flows from the relevant drug or program would be delayed or would not occur.

Interest Income (Expense).    Interest income consists of interest earned on the short-term investment of our cash and cash equivalents. Interest expense consists of interest on long-term debt and capital lease obligations.

Results of Operations

We anticipate that our results of operations will fluctuate for the foreseeable future due to several factors, such as the progress of our research and development efforts and the timing and outcome of regulatory submissions. Due to these uncertainties, accurate predictions of future operations are difficult or impossible. Because we disposed of certain drugs and eliminated the related promotion and distribution of such drugs at the end of 2002, our results of operations for the year ended December 28, 2003 are not comparable to the results of operations for the year ended December 29, 2002. In our discussion of the results of operations for the fiscal year ended December 28, 2003 compared to the results of operations for the fiscal year ended December 29, 2002, we identify the impact of disposing of such drugs and eliminating the related promotion and distribution when it is material to the changes being discussed.

Three Months Ended March 28, 2004 Compared to Three Months Ended March 30, 2003

Revenues and Cost of Goods Sold.    We had no revenues or cost of goods sold during the three months ended March 28, 2004 or the three months ended March 30, 2003.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $246,000, or 55.8%, to $687,000 for the three months ended March 28, 2004 from $441,000 for the three months ended March 30, 2003. This increase is primarily due to increases in costs recognized for services provided by an affiliate, Third Security, of $182,000 and outside professional legal expenses of $90,000. Consistent with prior periods, Third Security provided support in the finance, accounting, taxation, legal, market research, information technology and human resources functions at no charge to us during the three months ended March 28, 2004. In prior periods no charge was recorded for the estimated cost of these services. However, due to the increased assistance that Third Security has provided in connection with this offering, we recorded expenses of $182,000 for these costs and recognized a capital contribution in the same amount. We estimated these costs based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for the three months ended March 30, 2003 and March 28, 2004. The increase in outside professional legal expenses was primarily due to a lawsuit that has since been settled in our favor.

Research and Development Expenses.    Research and development expenses increased $319,000, or 40.4%, to $1,108,000 for the three months ended March 28, 2004 from $789,000 for the three months ended March 30, 2003. An increase in external development costs of $414,000, net of decreases in personnel, benefits and related costs of $52,000 and consultants, supplies, materials and other direct costs of $39,000 accounted for the increase. Most of the increase in external development costs was related to toxicity studies for our NRP104 compound and process development and optimization costs for our NRP 290 compound. The decrease in personnel, benefits and related costs is due to the elimination of certain positions that were primarily focused on the development of our thyroid compound, which we are not currently pursuing. The decrease in consultants, supplies, materials and other direct costs is primarily due to a decrease of $24,000 in costs of consultants associated with our thyroid compound, which we are not currently pursuing.

The following table shows the aggregate changes in our research and development expenses.

	Three months ended
Research and development expenses	March 30, 2003	March 28, 2004
	(in thousands)
Direct project costs:
Personnel, benefits and related costs	$334	$282
Consultants, supplies, materials and other direct costs	137	98
External development costs	302	716

Total direct costs	773	1,096
Indirect costs	16	12

Total	$789	$1,108

Fiscal Year Ended December 28, 2003 Compared to Fiscal Year Ended December 29, 2002

Revenues and Cost of Goods Sold.    All of our sales and cost of goods sold recognized in 2002 were from sales of drugs that were transferred to an affiliate, Harvest, at the end of fiscal 2002. We had no other revenues or cost of goods sold in 2003.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased by $411,000, or 21.2%, to $1,529,000 for the fiscal year ended December 28, 2003 from $1,940,000 for the fiscal year ended December 29, 2002. Outside professional legal expenses for the fiscal year ended December 28, 2003 increased by $718,000 primarily due to a lawsuit that has since been settled in our favor. This increase was offset by decreases in payroll and related fringe benefits costs of $537,000 for the fiscal year ended December 28, 2003 and the elimination of costs associated with drug promotion and distribution for the drugs we transferred to Harvest, which totaled $418,000 for the fiscal year ended December 29, 2002. The decrease in payroll and related fringe benefits costs was due to the temporary elimination at the end of October 2002 of the Chief Financial Officer as a compensated position and the elimination of accounting staff in order to focus more of our financial resources on research and development activities. Essential functions previously performed by the Chief Financial Officer and accounting staff were subsequently performed by an affiliate, Third Security, at no charge to us. Based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services, we estimate that the cost of these and other administrative services provided by Third Security to have been approximately $134,000 for the fiscal year ended December 29, 2002 and $176,000 for the fiscal year ended December 28, 2003. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for fiscal years 2002 and 2003. The elimination of costs associated with drug promotion and distribution consisted primarily of personnel costs and related fringe benefits and insurance costs. Although not as significant as the decrease in payroll and fringe benefits costs, the remaining decreases for the fiscal year ended December 28, 2003 are also reflective of our decision to focus most of the our financial resources on research and development activities and to minimize other activities as much as possible.

Research and Development Expenses.    Research and development expenses increased $456,000, or 17.0%, to $3,139,000 for the fiscal year ended December 28, 2003 from $2,683,000 for the fiscal year ended December 29, 2002. An increase in external development costs of $595,000 primarily accounted for this net increase. Most of this increase was related to toxicity studies and active pharmaceutical ingredient manufacturing costs for our NRP104 compound. During 2002, our primary efforts were on internal research, the focus of which was to identify our lead compounds. During 2003, that process was concluded and external development work increased for our NRP104 and NRP290 compounds, thus accounting for the increase in such costs.

The following table shows the aggregate changes in our research and development expenses.

	Fiscal years ended
Research and development expenses	December 29, 2002	December 28, 2003
	(in thousands)
Direct project costs:
Personnel, benefits and related costs	$1,201	$1,235
Consultants, supplies, materials and other direct costs	644	480
External development costs	762	1,357

Total direct costs	2,607	3,072
Indirect costs	75	67

Total	$2,683	$3,139

Loss on Sale of Property and Equipment.    In 2002, we sold the furniture and equipment located in our former Bedminster, New Jersey administrative office at a loss of $89,000. It was our intention that this office serve as our corporate headquarters when we entered the lease in February 2001. We terminated this lease in February 2002. This office was closed in order to devote more of our financial resources to research and development activities.

Fiscal Year Ended December 29, 2002 Compared to Fiscal Year Ended December 30, 2001

Revenues and Cost of Goods Sold.    All of our sales and cost of goods sold recognized in 2002 and 2001 were from sales of drugs that were transferred to an affiliate, Harvest, at the end of fiscal 2002.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased by $2,344,000, or 54.7%, to $1,940,000 for the fiscal year ended December 29, 2002 from $4,284,000 for the fiscal year ended December 30, 2001. A significant portion of this decrease was due to stock-based compensation expense of $879,000 incurred in 2001 that resulted from the conversion of fully-vested stock appreciation rights to stock options that had an exercise price below the fair value of our common stock at the time of the conversion. There was no stock-based compensation expense in 2002. The remaining decrease was due to the elimination of certain management positions in late 2001 and in 2002, the closing of our Bedminster, New Jersey office in February 2002 and a decrease in costs incurred for drug promotion and distribution for the drugs we transferred to Harvest at the end of 2002. The President, Vice President of Marketing and the Vice President of Sales positions were eliminated in late 2001. The Chief Financial Officer and in-house patent counsel positions were eliminated in 2002. The total decrease in personnel and fringe benefits related costs associated with the elimination of these positions was approximately $912,000. The President, Vice President of Marketing and Vice President of Sales positions focused on our thyroid compound and its commercialization, which we are currently not pursuing. Essential functions performed by in-house patent counsel were outsourced to outside counsel on an as-needed basis. Essential functions performed by the Chief Financial Officer were transferred to an affiliate, Third Security, which provided these services to us at no charge. Based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services, we estimate that the cost of these and other administrative services provided by Third Security to have been approximately $160,000 for the fiscal year ended December 30, 2001 and $134,000 for the fiscal year ended December 29, 2002. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for fiscal years 2001 and 2002. We closed the New Jersey office and reduced the management positions to focus most of our financial resources on research and development activities. The costs associated with drug promotion and distribution for the drugs we transferred to Harvest were $570,000 for the fiscal year ended December 30, 2001 and $418,000 for the fiscal year ended December 29, 2002.

Research and Development Expenses.    Research and development expenses decreased $1,226,000, or 31.4%, to $2,683,000 for the fiscal year ended December 29, 2002 from $3,909,000 for the fiscal year ended December 30, 2001. A decrease in personnel, fringe benefits and related costs of $219,000 and a decrease in external development costs of $1,113,000 accounted for the net decrease. The decrease in personnel, fringe benefits and related costs was due primarily to stock-based compensation expense of $512,000 in 2001 compared to $0 in 2002. This decrease was offset by an increase in salaries and related fringe benefits for staff during 2002 compared to 2001. During 2001, we added staff throughout the year. Because of this addition of staff during 2001, we had a higher average number of employees for 2002 than for 2001. The decrease in external development costs was reflective of a change in focus. During 2001, much of our effort was on the development of our thyroid compound. During 2002, much of our focus was on internal research efforts to identify our lead amphetamine and narcotic compounds.

The following table shows the aggregate changes in our research and development expenses.

	Fiscal years ended
Research and development expenses	December 30, 2001	December 29, 2002
	(in thousands)
Direct project costs:
Personnel, benefits and related costs	$1,420	$1,201
Consultants, supplies, materials and other direct costs	558	644
External development costs	1,875	762

Total direct costs	3,853	2,607
Indirect costs	56	76

Total	$3,909	$2,683

Loss on Sale of Property and Equipment.    In 2002, we sold the furniture and equipment located in our former Bedminster, New Jersey administrative office at a loss of $89,000. It was our intention that this office serve as our corporate headquarters when we entered the lease in February 2001. We terminated this lease in February 2002. This office was closed in order to devote more of our financial resources to research and development activities.

Liquidity and Capital Resources

Our operations from 2001 through March 28, 2004 have been funded with proceeds of approximately $12.4 million, raised from various common stock issuances during the period as follows:

Fiscal year (1)	Number of shares		Price per share	Amount
2001	150,000		$6.66	$1,000,000
2002	1,122,500		2.50	2,806,250
2002	2,038,860	(2)	2.50	5,097,151
2003	1,411,600		2.50	3,529,000
2004	—			—

	4,722,960			$12,432,401

(1)	As adjusted for a one-for-two reverse stock split to be effective immediately prior to the completion of this offering.
(2)	Represents shares issued upon the conversion of a convertible promissory note by RJK, L.L.C., an entity controlled by Mr. Kirk, our Chairman, President and Chief Executive Officer, in the original amount of $5,000,000 plus accrued interest of $97,151. We received the $5,000,000 of proceeds from the note issuance in August 2001.

As of March 28, 2004, we had outstanding loans in the amount $1,750,000 from Kirkfield, LLC, an affiliated entity controlled by Mr. Kirk. These loans bore interest at prime and were payable upon demand. We repaid these loans in April 2004, along with an additional loan of $50,000 made to us by Kirkfield, LLC in April 2004 with the same interest and demand terms, with proceeds from an issuance of our common stock to a private equity fund managed by an affiliate of Mr. Kirk.

Our operations for the fiscal years 2001, 2002 and 2003 and for the three months ended March 28, 2004 were supported in part by an affiliate, Third Security, who provided certain administrative services at no charge to us. Based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services, we estimate the cost of these services to have been approximately $160,000 for fiscal year 2001, $134,000 for fiscal year 2002, $176,000 for fiscal year 2003 and $182,000 for the three months ended March 28, 2004. In periods prior to the three months ended March 28, 2004, no charge was recorded for the estimated cost of these services. However, due to the increased assistance that Third Security provided in connection with this offering, we recorded expenses of $182,000 for these costs and recognized a capital contribution in the same amount. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for fiscal years 2001, 2002 and 2003 and the three months ended March 28, 2004. Upon completion of this offering, those services will no longer be provided to us by Third Security at no charge to us. We intend to add the necessary personnel and infrastructure to be self-sufficient except for certain administrative services that Third Security will continue to provide for a fee under an administrative services agreement. Such agreement shall become effective upon this offering. Under the terms of this agreement, Third Security will continue to provide support for taxation, legal and market research functions as well as provide other miscellaneous services that we may need from time to time.

At March 28, 2004, we had cash and cash equivalents of $63,000 compared to $264,000 at December 28, 2003. Our cash and cash equivalents are highly liquid investments in money market funds with a commercial bank. We maintain cash balances with financial institutions in excess of insured limits. We do not anticipate any losses with respect to such cash balances.

On April 23, 2004, we entered into a credit agreement with Randal J. Kirk (2000) Limited Partnership, an entity controlled by Mr. Kirk. Under the terms of the credit agreement, the Partnership has provided an irrevocable line of credit to us for up to the principal amount of $5,000,000. The proceeds from the credit line are to be used by us for general working capital and operating expenses. Amounts advanced to us under this credit agreement bear interest at 12% and payments made by us are applied first to any accrued interest. The entire amount of credit extended, plus any interest, is due the earlier of April 1, 2005 or upon the completion of an initial public offering of our common stock. As of July 30, 2004, there is $0 borrowed under this line of credit. We believe that the terms of the credit agreement are more favorable to our company than terms we could have obtained from an unaffiliated third party and are unavailable to the general public. The credit agreement was approved by our board of directors, including our independent directors, who deemed it to be in the best interests of our company.

Cash used in operations was $1,060,000 for the three months ended March 30, 2003 and $1,605,000 for the three months ended March 28, 2004. The increase in cash used in operations between these two periods was due primarily to increased operating expenses of $556,000. Cash provided by financing activities was $504,000 for the three months ended March 30, 2003 and $1,400,000 for the three months ended March 28, 2004. New issuances of common stock for the three months ended March 30, 2003 were $300,000 and $0 for the three months ended March 28, 2004. Proceeds from short-term demand notes from Kirkfield, LLC, an entity controlled by Mr. Kirk, were $350,000 for the three months ended March 30, 2003 and $1,400,000 for the three months ended March 28, 2004.

Cash used in operations was $4,886,000 for fiscal year 2002 and $4,045,000 for fiscal year 2003. The decrease in cash used in operations in 2003, despite the comparable operating expenses for the two periods, occurred primarily as a result of an increase in accounts payable, unpaid and accrued research and development expenses and other accrued expenses of $629,000 for the fiscal year ended December 28, 2003 compared to a net decrease of $276,000 for the fiscal year ended December 29, 2002. Cash provided by financing activities was $2,487,000 for fiscal year 2002 and $3,733,000 for fiscal year 2003. New issuances of our common stock were $2,806,000 for fiscal year 2002 and $3,529,000 for fiscal year 2003. Additionally, during 2003, we received a short-term demand loan in the amount of $350,000 from Kirkfield, LLC.

The following table summarizes our contractual obligations at March 28, 2004 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Total	2004	Thereafter
	(in thousands)
Short-term debt	$1,750	$1,750	$—
Operating lease obligations	31	31	—
Research and development contracts	1,104	1,104	—

Total contractual cash obligations	$2,885	$2,885	—

We do not have any long-term contractual or debt obligations. The short-term debt of $1,750,000 was repaid in April 2004 and the operating lease expires on July 31, 2004. Such lease is for our research and development facilities. We intend to negotiate for renewal of the lease upon its expiration and for successive one-year periods thereafter. We also have in-progress research and development contracts performed by third parties. As of March 28, 2004, we had commitments, which consist primarily of external development work, with third parties totaling approximately $2,408,000 of which approximately $1,104,000 had not yet been incurred. The commitments are cancelable by us at any time upon written notice. The contractual commitments reflected in this table exclude royalty payments that we may be obligated to pay to Innovative Technologies, L.L.C. (Innovative Technologies) in the future. Such future royalty payments are contingent on product sales and are based on 1% of net sales (as defined in the agreement with Innovative Technologies) for a period of 10 years or up to $1 million, whichever occurs first.

We expect to incur losses from operations for the foreseeable future. We expect to incur increasing research and development expenses, including expenses related to additional clinical trials and personnel. We expect that our general and administrative expenses will increase in the future as we expand our business development, legal and accounting staff, add infrastructure and incur additional costs related to being a public company, including directors’ and officers’ insurance, investor relations programs and increased professional fees. In addition, certain services that have been provided to us by Third Security at no charge will now be charged to us under the terms of an administrative services agreement that will become effective upon the completion of this offering. Under the terms of this agreement, Third Security will continue to provide support for certain functions, such as taxation, legal and market research, as well as provide other miscellaneous services that we may need from time to time. We will add the necessary infrastructure and personnel to become self-sufficient for those functions that Third Security will no longer provide upon the completion of this offering, such as finance, accounting, human resources and information technology.

Our future capital requirements will depend on a number of factors, including the progress of our research and development of product candidates, the timing and outcome of regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the status of competitive products, the availability of financing and our success in developing markets for our product candidates. We believe our existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund our operating expenses and capital equipment requirements for at least the next 24 months. Without the proceeds from this offering, we believe that our existing cash and cash equivalents, existing common stock subscription agreements and a $5,000,000 irrevocable line of credit with the Partnership, will be sufficient to fund our operating expenses and capital expenditures for at least the next 12 months.

To the extent our capital resources are insufficient to meet future capital requirements, we will need to raise additional capital or incur indebtedness to fund our operations. We cannot assure you that additional debt or equity financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently. Any future funding may dilute the ownership of our equity investors.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents that have maturities of less than three months. We currently do not hedge interest rate exposure. We have not used derivative financial instruments. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on their realized value.

Effects of Inflation

Our only liquid assets are cash and cash equivalents. Because of their liquidity, these assets should not be significantly affected by inflation. We also believe that we have intangible assets in the value of our intellectual property. In accordance with accounting principles generally accepted in the United States of America, we have not capitalized the value of this intellectual property on our consolidated balance sheet. Due to the nature of this intellectual property, we believe that these intangible assets should not be significantly affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). SFAS 146 addresses issues regarding the recognition, measurement and reporting costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS 146 includes costs to terminate contracts that are not capital leases, costs to consolidate facilities or relocate employees and termination benefits provided to employees who are involuntarily terminated under terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual compensation contract. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have an impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. We do not anticipate that the adoption of SFAS 150 will have a material impact on our financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. In accordance with FIN 45, we are required to disclose the nature and potential future payments under existing guarantees. We had no guarantees within the scope of FIN 45 as of March 28, 2004.

In December 2003, the FASB issued FIN No. 46 (R), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (FIN 46 (R)). FIN 46 (R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. For public companies FIN 46(R) is effective for all variable interest entities created or acquired either after March 15, 2004 for companies that are not small business issuers or December 15, 2004 for companies that are small business issuers. For nonpublic companies FIN 46(R) applies immediately to variable interest entities or potential variable interest entities created after December 31, 2003, or by the beginning of the first annual period beginning after December 15, 2004, to all other entities. We have not entered into any contractual relationships with a variable interest entity as of March 28, 2004.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses, fair valuation of stock related to stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    Although we currently have no products available for sale, we do anticipate having products in the future. We anticipate that some of our sales will be to wholesalers who have the right to return purchased product. In accordance with SFAS No. 48, “Revenue Recognition When the Right of Return Exists,” until we have sufficient sales history to estimate product returns, we will have to defer recognition of revenue on such sales until the products are dispensed through patient prescriptions. Once we have obtained sufficient sales history to estimate product returns, under SFAS 48, we will be able to recognize revenue on product shipments, net of a reasonable allowance for estimated returns relating to these shipments.

Accrued Expenses.    As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our consolidated financial statements. Examples of estimated accrued expenses include professional service fees, such as fees of lawyers and contract service fees. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred or we under-or over-estimated the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often judgmental. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

Stock-Based Compensation.    We have elected to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” In the notes to our financial statements we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements. The two factors which are most likely to affect charges or credits to operations related to stock-based compensation are the fair value of the common stock underlying stock options for which stock-based compensation is recorded and the volatility of such fair value. If our estimates of the fair value of these equity instruments are too high or too low, our expenses will be overstated or understated. Because shares of our common stock have not been publicly traded, we have valued our stock and stock option grants by considering comparative values of stock of public companies discounted for the risk and limited liquidity of our common stock, events that have occurred since the date of grants, economic trends and transactions involving the sale of our common stock to independent third parties.

Income Taxes.    As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We have not recorded any tax provision or benefit for the years ended December 28, 2003, December 29, 2002 and December 30, 2001. We have provided a valuation allowance for the full amount of our net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss carry forwards cannot be sufficiently assured. At December 28, 2003, we had federal net operating loss carry forwards of approximately $22.4 million available to reduce future taxable income, which will begin to expire in 2019. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may result in a limitation on the amount of net operating loss carry forwards that can be used in future years.

BUSINESS

Overview

We are a specialty pharmaceutical company focused on developing safer and improved versions of widely-prescribed drugs in large and growing markets. Utilizing our proprietary Carrierwave™ technology, we are developing novel pharmaceuticals to address the significant drawbacks and adverse side effects of currently-marketed drugs. We are currently focused on developing compounds that would improve upon existing amphetamine and opioid analgesic drugs, which pose problems of overdose, abuse and addiction.

We believe our Carrierwave technology can be applied in various ways to improve existing drugs. These modifications are made by conjugating active pharmaceutical ingredients, like amphetamines and opioids, to adjuvants, which are substances designed to modify the action of active pharmaceutical ingredients in predictable ways. We refer to our Carrierwave compounds as “prodrugs” because they are, in effect, chemical precursors to their active pharmaceutical ingredients.

We are currently devoting our efforts to the development of our three lead product candidates. NRP104, our most advanced product candidate, is a prodrug of amphetamine. We recently concluded a pharmacokinetic clinical trial on adults demonstrating that the circulating levels of amphetamine resulting from oral administration of NRP104 were comparable to those delivered by two currently-marketed, extended release amphetamine products. We intend to initiate a pivotal efficacy trial and several smaller pharmacokinetic and safety studies with respect to NRP104 beginning in the second half of this year. NRP290, our second product candidate, is a prodrug of hydrocodone, an opioid widely used to treat acute pain. We are currently conducting preclinical animal studies on NRP290. We anticipate filing an IND for NRP290 near the end of 2004. NRP369 is our third pipeline program. This program is focused on developing a prodrug of oxycodone, an opioid widely used to treat chronic pain. We are currently evaluating several prodrugs of oxycodone and anticipate commencing preclinical testing once we have selected a lead molecule, most likely in late 2004.

Our compounds are designed to confer overdose protection by restricting the release of the active pharmaceutical ingredient from the prodrug at greater than therapeutically prescribed amounts. Our prodrugs are also designed to be less prone to abuse and addiction by limiting the “rush” or “high” available from the active pharmaceutical ingredient released by the prodrug and limiting the ability of abusers to obtain greater doses of the active ingredient through alternative routes of administration or extraction techniques. As a result of these characteristics, we believe that our prodrugs may be subject to fewer restrictions by the DEA on their manufacture, distribution, prescribing and dispensing.

We believe that our prodrugs have the potential to progress through a shorter development pathway than is typical for novel pharmaceuticals. Before a new drug may be marketed in the United States, it must be the subject of a new drug application (NDA) filed with and approved by the FDA. In order to make an NDA filing for a drug, human clinical trials must be conducted. Human clinical trials generally consist of pharmacokinetic studies, dose ranging studies and adequate and well-controlled studies designed to demonstrate the safety and efficacy of the drug. These studies are typically but not necessarily conducted in three phases. Phase I studies test for safety, dosage tolerance, absorption, metabolism, distribution and excretion, usually in healthy human subjects. Phase II studies evaluate effectiveness and safety in patients who have the medical condition that the drug is intended to treat. Phase III studies include trials that are designed to accumulate the pivotal safety and efficacy data that are necessary to satisfy the requirements for an NDA approval.

In each of our development programs, the active pharmaceutical ingredients in our Carrierwave compounds are well characterized and previously approved. As a result, we anticipate seeking FDA marketing approval of our prodrugs under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, which, if available to us, would allow our NDA to rely in part on data in the public domain or elsewhere, rather than having to conduct long and costly trials to generate all of these data for ourselves.

Additionally, because prescription drug abuse is a significant health care concern within the United States, we believe that some of our product candidates may be eligible for “Fast Track” status under FDA procedures. As described in industry guidance published by the FDA, the FDA may designate the development of a therapy as a “Fast Track” drug development program when (1) currently accepted therapy is widely used despite an unavoidable serious risk, (2) serious outcomes are a significant public health issue and (3) the new therapy shows significant potential to have a substantially improved overall safety profile with at least similar efficacy. In particular, we believe that our lead opioid product candidates may meet these requirements. If the FDA grants this status to any of our product candidates, we may then negotiate with the FDA with respect to any further development program and corresponding regulatory strategy. Fast Track status may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and may also shorten the review time of any such filing. We have not yet applied for Fast Track status or filed under Section 505(b)(2) for any of our lead product candidates.

Based on our intent to seek Fast Track status or file under Section 505(b)(2) with respect to our lead product candidates, we do not believe that it is likely that the development process for these product candidates will follow the ordinary course of Phase I, Phase II and Phase III trials. Our human pharmacokinetics study of NRP104 represented the first use of NRP104 in humans and could therefore be described as “Phase I.” However, because the study compared NRP104 to existing approved drug therapies and indicated a comparable ability to deliver effective levels of amphetamine to the bloodstream of patients, this study also provides potentially pivotal efficacy data of the type ordinarily found in “Phase III” studies. For these reasons, we have not identified our existing clinical trial by phase. Instead, we distinguish between laboratory studies, animal or preclinical studies, and human or clinical studies, and describe in a narrative form the purpose of the studies and the nature and potential significance of the results. As a result of a meeting with staff members of the Center for Drug Evaluation and Research of the FDA on July 29, 2004, we intend to initiate a pivotal efficacy trial and several smaller pharmacokinetic and safety studies with respect to NRP104 beginning in the second half of 2004. See “Prospectus Summary—Recent Developments.”

We believe that our Carrierwave compounds are new molecular entities relative to the drugs on which they are based. As such, we believe that our prodrugs could be eligible for composition of matter patent claims, despite the fact that the drugs on which the prodrugs are based are known. We have filed patent applications directed to each of our three lead product candidates.

We believe that our Carrierwave platform can be broadly applied to a number of generic and proprietary compounds to improve their pharmacokinetic properties. Our Carrierwave platform could be applied either to develop new versions of existing generic drugs or to extend the lifecycles of proprietary drugs. We may enter into joint development agreements with third parties to create Carrierwave-based prodrugs of specific compounds or license our Carrierwave technology to third parties. We do not expect to provide licenses to our technology that would limit our ability to pursue the development of our own products.

Our company was formed in 1996 by Randal J. Kirk, our Chairman, President and Chief Executive Officer, and has historically been controlled, managed and primarily funded by Mr. Kirk and his affiliates for the purpose of developing our Carrierwave and other technology. We have engaged in a variety of financial and operational transactions with Mr. Kirk and these affiliates.

Market Opportunity

We are currently developing novel pharmaceuticals for the large and growing markets for amphetamines and opioid analgesics. Amphetamine-based drugs are stimulants of the human nervous system that are widely prescribed to treat pediatric attention deficit hyperactivity disorder, or ADHD. Frost & Sullivan, an independent market research organization, estimates that ADHD drug therapies achieved sales of $1.2 billion within the United States in 2002 and forecasts ADHD therapies to reach sales of $3.0 billion by 2009. We believe that the market will grow as a result of better diagnostic and evaluation procedures and approval of these drugs for use in adults diagnosed with ADHD, among other factors.

Opioid-based drugs are narcotic analgesics that are commonly prescribed to treat both acute and chronic pain. Frost & Sullivan estimates that the U.S. market for opioids grew 20% in 2002 to reach a market value of $4.3 billion and that it will grow to $7.3 billion by 2009. We expect this market will grow as a result of an aging population, changing attitudes toward pain management, improved diagnostics, enhanced treatment of chronic pain conditions, an increase in the number of surgical procedures and the introduction of new forms of pain management.

Despite their effectiveness and widespread use, currently-marketed amphetamines and opioids suffer from significant medical and social drawbacks associated with the potential for abuse and toxicity. When taken at higher than prescribed doses, amphetamines can cause temporary feelings of exhilaration and increased energy and mental alertness, and opioids can cause temporary feelings of relaxation and euphoria. These physiological effects make amphetamines and opioids subject to abuse. A user can become dependent over time on these drugs and their physical and psychological effects, even when the drugs are being used for legitimate therapeutic purposes. Additionally, with currently-marketed versions of amphetamines and opioids, it is possible for individuals to inappropriately self-administer higher-than-prescribed quantities of the drug or to alter either the product or the route of administration, potentially resulting in immediate release of the active drug in larger quantities than prescribed. In addition to the potential for addiction, higher-than-prescribed doses can be toxic, resulting in organ failure and death. To date, we believe that pharmaceutical developers have been unable to address adequately the abuse and overdose potential of some of these drugs, as evidenced by the 21,000 amphetamine and 119,000 narcotic analgesic-related emergency room visits reported to the Substance Abuse and Mental Health Services Administration’s (SAMHSA) Drug Abuse Warning Network in 2002.

As a consequence of their potential for abuse and addiction, amphetamines and some opioids, including oxycodone and hydrocodone, are classified as Schedule II drugs by the DEA. Drugs are assigned a “scheduling” status according to their relative potential for abuse and evidence of actual abuse. The DEA places restrictions on the manufacture, distribution, prescribing and dispensing of scheduled drugs. Schedule I drugs, like heroin, are considered highly addictive and have no approved therapeutic application. For Schedule II drugs, federal law mandates that only written prescriptions signed by the physician or practitioner may be filled. Except in an emergency, prescriptions cannot be phoned into a pharmacy and refills are not allowed. There are also additional restrictions and record-keeping requirements that apply to both the prescriber and the dispensing pharmacist. For drugs classified as Schedule III or IV, prescriptions cannot be filled or refilled for more than a six-month period. Lesser controls apply to drugs on Schedule V. Drugs that are not considered addictive or prone to abuse are not assigned to a schedule. Unscheduled drugs are subject to rules and regulations of the FDA generally applicable to pharmaceutical products.

The addictive nature and potential for abuse of scheduled drugs are a source of significant concern in the United States because of the high social and economic costs. According to the 2002 National Survey on Drug Use and Health, published by the Office of Applied Statistics of the U.S. Department of Health and Human Services, an estimated 6.2 million people in the United States use prescription drugs non-medically. Of these, an estimated 4.4 million use opioids and 1.2 million use stimulants. This abuse consists both of people using drugs that have been illegally diverted from their intended distribution channels and of patients who use prescribed drugs for non-medically approved purposes. Such abuse results in a significant burden to society, including avoidable health care costs, lost productivity and other direct and indirect social costs. Drug abuse also is well understood to be related to and a frequent cause of criminal activity.

In addition to opioids and stimulants, there are other classes of marketed drugs that possess a high potential for abuse, poor solubility, poor bioavailability or high toxicity. Certain of these drugs are in large and growing markets, such as central nervous system depressants (including antipsychotics), antidepressants and antivirals.

We currently have no intention to market our product candidates outside the United States and have not yet sought any approval for any of our drug products outside the United States.

Our Solution

Our Carrierwave technology enables us to design proprietary compounds consisting of active pharmaceutical ingredients bound to adjuvants. Our adjuvants are comprised of various substances such as peptides, amino acids, lipids and nucleic acids. The binding of the adjuvant renders the active pharmaceutical ingredient essentially inactive until it is broken down into its component parts. We believe that this breakdown only occurs at specifically-targeted sites of enzymatic activity in the body. In the case of our current Carrierwave compounds, the site of enzymatic activity is primarily in the gastrointestinal tract. At the target site, enzymes hydrolyze or cleave the adjuvant from the active pharmaceutical ingredient, releasing the active pharmaceutical ingredient into circulation.

While we have not fully established the mechanisms of absorption involved in our Carrierwave technology, we believe that the rate of release of the active pharmaceutical ingredient from the prodrug is subject to a “saturation effect,” which occurs when the prodrug is administered in doses greater than that which can be accommodated by the enzymatic processes in the gastrointestinal tract. Since the prodrug appears to be pharmacologically inactive if it passes into the blood without undergoing hydrolysis, we believe that this saturation effect serves as a “gate,” controlling the amount of the active pharmaceutical ingredient that can be released into circulation over a given period of time.

We believe that Carrierwave technology has particular application in overcoming the drawbacks associated with drugs of abuse and addiction and drugs with potentially toxic effects, like amphetamines and opioids. Consequently, we are currently focusing our efforts on developing prodrugs of amphetamine, hydrocodone and oxycodone. Our technology may significantly reduce their potential for abuse, overdose and addiction characteristic of these drugs while providing efficacy similar to currently-marketed versions.

Our prodrugs are intended for oral delivery. They are designed to restrict release of the active pharmaceutical ingredient from the prodrug at greater than therapeutically prescribed amounts and to be inactive when administered other than orally. We believe that this resistance is a result of the targeted delivery in the gastrointestinal tract and dependence on a specific enzymatic process to achieve release of the active pharmaceutical ingredient.

In animal studies, when NRP104 and NRP290 were administered in increasingly greater amounts, circulating levels of the active substance, measured in terms of peak blood serum concentrations, increased at a significantly less than proportional rate. Based on these studies, we believe that sufficient quantities of active substance are not released from our prodrugs at one time to achieve a potentially lethal overdose. In fact, we believe some of our drugs may prove highly resistant to overdose. We believe that we are the first company attempting to address the potential overdose risk associated with currently-marketed amphetamines and opioids.

In addition to providing overdose protection, controlling peak serum concentrations may help reduce the potential for users to become psychologically addicted to our amphetamine and opioid-based prodrugs. Psychological addiction can result when exposure to a drug produces pleasurable effects by stimulating the release of certain normal brain messenger chemicals in specific brain regions. Our prodrugs may prevent abusers from obtaining the sought-after “rush” or “high” that can result from peak serum concentrations in excess of what is required for therapeutic effect, potentially reducing addictiveness of our compounds as compared to existing formulations of these active substances.

In other animal studies, NRP104 and NRP290 resisted releasing their active pharmaceutical ingredients in a more than therapeutic amount, if at all, when administered via injection or intranasally. Also, in laboratory studies, when subjected to methods of release commonly used by abusers of these drugs, such as crushing or dissolution in solvents, little or no active ingredient was released.

Our preclinical studies to date indicate that our prodrugs themselves have favorable toxicity profiles. These studies indicate that in the event our prodrugs of amphetamine and opioid enter circulation, they are not of themselves pharmacologically active and are rapidly cleared from the body due to their chemical composition.

We are developing each of these product candidates to be resistant to abuse, addiction and overdose. Based on our preclinical data, we are optimistic that our prodrugs will have a favorable profile in each of these categories. If we achieve our objective, we believe that our product candidates should be assigned a more favorable scheduling status than currently-marketed amphetamine- or opioid-based drugs. While the scheduling status of any drug is ultimately decided after the approval of an NDA, the DEA has classified NRP104 as an unscheduled drug and NRP290 as a Schedule II drug during their development phases. The status of NRP369 has not yet been determined; however, we expect that it will be classified by the DEA as a Schedule II drug during the course of its development.

If our product candidates demonstrate superior safety profiles as compared to currently-marketed amphetamines and opioids, with comparable efficacy, and our product candidates are granted a more favorable scheduling status, we believe our product candidates could be best-in-class in their respective markets. If approved, we believe the availability of these products could significantly affect physician prescribing patterns, thereby expanding the markets for these drugs, and alleviating many of the health, economic and other social problems associated with the abuse, addiction and overdose potential that are associated with currently-marketed versions of these drugs.

In addition to these benefits specific to our amphetamine and opioid compounds, we believe our Carrierwave technology has the following general benefits:

Potentially favorable development pathways.    We are utilizing our Carrierwave technology to produce prodrugs consisting of previously-approved active pharmaceutical ingredients conjugated with one or more naturally-occurring adjuvants. Because the active pharmaceutical ingredients in our prodrugs have been previously approved and the adjuvants employed are Generally Recognized as Safe (GRAS), we intend to pursue NDA approval by filing our applications under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act. This approach, if used, will allow us to rely, in support of our drug applications, in part on data in the public domain or elsewhere regarding the safety of the adjuvant and the safety and efficacy of the active drug. The ability to reference existing data rather than conduct trials designed to replicate those data may simplify and abbreviate the regulatory and development timelines of our prodrugs in comparison to traditional new drug development and approval timelines. Additionally, our prodrugs are designed to reduce or eliminate many of the causes and methods of prescription drug abuse and addiction, health problems that we believe are inadequately addressed by currently-marketed products. Accordingly, we believe that some of our product candidates may be able to achieve Fast Track status with the FDA. In particular, we believe that our lead opioid product candidates may meet the FDA’s requirements for Fast Track status. If the FDA grants this status to any of our product candidates, we would negotiate with the FDA with respect to any further development program and corresponding regulatory strategy. Fast Track status may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and may also shorten the review time of any such filing.

Broad applicability.    We believe that our Carrierwave technology is broadly applicable to many orally available pharmaceuticals that, in their current forms, have sub-optimal solubility, bioavailability and toxicity profiles. Improving a drug’s bioavailability can result in therapeutic effects at lower doses. Making drugs with known toxicities available at lower than currently-prescribed doses could improve their safety profile. In addition to products in the stimulant and narcotic classes, we believe that there are opportunities to apply our Carrierwave technology to certain central nervous system drugs, such as antipsychotics and antidepressants, as well as to antivirals, among others.

Advantageous patent treatment.    We believe that the prodrugs created through our Carrierwave technology are new molecular entities relative to the drugs on which they are based. As such, we believe that our prodrugs are eligible for composition of matter patent claims, despite the fact that the drugs on which the prodrugs are based are known. We have filed patent applications directed to each of our three lead clinical and preclinical compounds.

Strategy

The principal components of our strategy to maximize the value of our Carrierwave technology are:

Seeking shortened development and regulatory approval pathways.    We believe that our lead product candidates may be approvable under pathways that are potentially shorter than those typically available for novel pharmaceutical compounds. By focusing on developing prodrugs of approved drugs, we believe that we can use the Section 505(b)(2) pathway for the regulatory approval process. This pathway can reduce the time and expense required for our development programs by allowing our use of previously-generated safety and efficacy information regarding the active form of our prodrugs to support the filing and approval of our NDA application. Doing so may help limit the size and scope of both our preclinical and clinical trials. We believe that our lead compounds may be approvable under pathways that are potentially shorter than typically available for novel pharmaceutical compounds. Additionally, because our prodrugs are designed to reduce or eliminate many of the causes and methods of prescription drug abuse and addiction, we believe that some of our product candidates may be able to achieve Fast Track status with the FDA. In particular, we believe that our lead opioid product candidates may meet the FDA’s requirements for Fast Track status. If the FDA grants this status to any of our product candidates, we would negotiate with the FDA with respect to any further development program and corresponding regulatory strategy. Fast Track status may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and may also shorten the review time of any such filing.

Seeking intellectual property protection for our platform and drug candidates.    We are pursuing a two-pronged patent strategy by seeking intellectual property protection for our Carrierwave technology platform and seeking composition of matter and methods of use patents for our prodrugs, which we believe are new chemical entities. To date, we have been issued patents directed to the primary aspects of our Carrierwave technology platform. We have also filed composition of matter applications directed to each of our lead product candidates.

Bringing our lead products to market independently.    Our strategy with our lead products is to control, directly or through contracted third parties, all or most aspects of the product development process, including formulation development, clinical research (including bioavailability, clinical and other studies), regulatory submissions, bulk active dose-form manufacturing and marketing. We believe that this strategy permits us to bring our own drugs to market without sharing the potential upside of these drugs with collaborators.

Entering into collaborations to maximize the value of our Carrierwave platform with respect to other products.    We believe that our Carrierwave platform can be broadly applied to a number of generic and proprietary compounds to enhance their characteristics. Our Carrierwave platform could be applied either to develop new versions of existing generic drugs or to extend the lifecycles of proprietary drugs. We may enter into development or licensing agreements with third parties to create Carrierwave-based prodrugs of specific compounds that are in niche markets or are patent protected. We do not expect to provide licenses to our technology that would limit our ability to pursue development of our own products.

Our Drug Development Programs

Our drug development pipeline currently includes three active programs in clinical or preclinical development stages. All of our drug candidates are small molecules designed for oral delivery.

NRP104, our most advanced compound, is intended to provide a safer, abuse resistant and effective alternative to current amphetamine-based therapies used to treat ADHD. We are developing NRP290 to treat acute pain as an alternative to Lortab, Vicodin and Vicoprofen. In our NRP369 program, we are currently evaluating prodrugs to treat chronic pain as an alternative to OxyContin, Percocet, Percodan, Endocet and other current therapies. NRP290 and NRP369 are intended to be safer, abuse-resistant and effective alternatives to currently-marketed opioids.

NRP104

Overview.    NRP104, our most advanced compound, is a prodrug of amphetamine, a stimulant widely used to treat ADHD. ADHD is a well-studied childhood psychiatric disorder that has been recently recognized in adults as well. ADHD interferes with an individual’s ability to regulate activity level and behavior and to sustain focus on tasks in developmentally appropriate ways. Estimates of the number of children affected by ADHD vary, but the American Psychiatric Association estimates that 3% to 7% of all children are affected with the disorder. According to Frost & Sullivan, research indicates that rates of treatment fall at the lower end of that range, suggesting that many children with the disorder may go undiagnosed or untreated. ADHD has only recently been recognized in adults, but Frost & Sullivan estimates that 4% of adults in the United States, or approximately 8 million people, have the disease.

Treatments for ADHD have traditionally consisted of behavioral modification, drug therapy or both. Drugs used to alleviate the symptoms of ADHD are broadly segmented into stimulant and non-stimulant therapies, with the stimulant therapies dominating the market. Common stimulants are methylphenidate (Ritalin, Concerta), dextroamphetamine, pemoline (Cylert) and a combination of four different amphetamine forms. Also recently approved to treat ADHD is a new type of non-stimulant medication such as atomoxetine hydrochloride (Strattera). Stimulants are more widely prescribed than non-stimulant alternative therapies.

We are developing NRP104 as a prodrug of amphetamine for the treatment of ADHD. NRP104 is an amphetamine conjugated to a specific amino acid. NRP104 is intended to provide better overdose protection and a reduced potential for addiction than currently-marketed amphetamine products while providing effective treatment of ADHD symptoms when taken as directed. We also believe NRP104 may minimize the possibility of a patient abusing the drug and the risk of drug diversion.

NRP104 development.    We submitted our IND to the FDA in March 2004, and completed our first human trial in May 2004. This clinical trial investigated the pharmacokinetic properties of NRP104 in oral administration in adult volunteers. Over the last six months we have conducted preclinical studies on NRP104 in rats, mice and dogs. In our laboratory and animal studies, NRP104 was shown to:

•	release amphetamine in therapeutic amounts when taken orally;

•	result in a significantly lower maximum drug concentration in the blood than amphetamine when administered in higher than therapeutic doses;

•	have sustained release properties;

•	have diminished levels of absorption when administered intranasally or intravenously;

•	have reduced acute toxicity compared to amphetamine; and

•	have resistance to mechanical, thermal and chemical methods of releasing the active pharmaceutical ingredient.

Our recently completed human clinical study confirmed that NRP104 releases amphetamine in therapeutic amounts when taken orally. As a result of a meeting with staff members of the Center for Drug Evaluation and Research of the FDA on July 29, 2004, we intend to initiate a pivotal efficacy trial and several smaller pharmacokinetic and safety studies with respect to NRP104 beginning in the second half of 2004.

Our animal studies investigated the pharmacokinetic properties of NRP104 in comparison to amphetamines. We also studied the potential for abuse and overdose of our compound. Certain key measures used in these studies were “area under the curve,” or AUC, and “peak plasma concentration,” or Cmax. AUC represents the total amount of a compound that is released into the blood. Cmax describes the peak plasma concentration of the compound. With respect to drugs with a potential for abuse, too high a Cmax can indicate a plasma concentration level that is greater than necessary to achieve a therapeutic effect. For drugs of abuse, a higher Cmax than is required for therapeutic effect is associated with the pleasurable effects that a user feels as the blood concentrations of the drug reach a peak.

In our animal studies, the AUC for NRP104 approximated that of an equal dose of non-formulated amphetamine (i.e., amphetamine that is immediately bioavailable, as when currently-marketed formulations are crushed or dissolved). This similar AUC suggests that the amount of active ingredient being released into the blood stream by the prodrug is approximately equal to what is available from amphetamine itself. We believe this data indicates that NRP104 may be as effective as amphetamine when taken therapeutically. However, in our animal studies, NRP104 produced a much lower Cmax than non-formulated amphetamine. We believe that NRP104’s lower peak concentration translates into a reduced initial intensity, producing less of the “high” sought by amphetamine abusers. We believe this is because the rate of hydrolysis in the gastrointestinal tract serves as a gate, controlling the amount of active drug released into circulation. Meanwhile, the crossover of the two curves suggests NRP104 may be effective when given once daily without the need for special, extended-release formulations (Figure 1, below).

Figure 1:	Amphetamine blood levels following oral administration of equal doses of amphetamine or NRP104 in rats. The peak concentration (Cmax) for NRP104 was reduced and levels of amphetamine remained elevated for a longer period of time resulting in crossing of the curves. The overall release of amphetamine from NRP104 (AUC) was approximately equal to that of amphetamine.

We recently concluded a clinical trial that studied the pharmacokinetics of NRP104 and the pharmacokinetics of two currently-marketed, extended release amphetamine products. Doses of the three compounds were administered to healthy adult volunteers in amounts containing equal concentrations of amphetamine. The purpose of the study was to evaluate the rate of absorption and the oral bioavailability of NRP104 in relation to the two tested marketed products.

This study was a single-dose, open-label, two-period pilot study comparing oral doses of NRP104 at two dose levels and two currently-marketed extended release amphetamine products. We conducted this study with 20 healthy volunteers who were randomized into two groups. This study was not powered to demonstrate statistical significance with respect to its end points. Our major findings from this study are that:

NRP104 has oral bioavailability similar to two currently-marketed amphetamine products. With a confidence interval of 90%, the oral bioavailability of NRP104 was found to reside within 80% to 125% of the oral bioavailability of the two marketed products. The confidence interval around a result in a clinical trial indicates the limits within which the “real” difference between the treatments is likely to reside, and hence the strength of the inference that can be drawn from the result.

The serum concentrations of NRP104 are within established parameters. The Cmax, or overall peak exposure to amphetamine, from NRP104, was found to be comparable to one of the two tested marketed products and significantly different than the second marketed product. The Cmax for each of the two marketed products are distinct from one another, and it should not be expected that NRP104 would demonstrate a Cmax similar to both products.

NRP104’s side effect profile appears similar to those of currently-marketed products. No side effects were noted for NRP104 other than those associated generally with therapeutic amounts of amphetamine itself. However, no assessment of the safety or side effects of NRP104 can be considered definitive until all clinical trials needed to support a submission of an NDA are complete and the NDA is approved by the FDA.

NRP104 may provide once per day dosing without additional formulation. We believe that the rate of absorption and the similarity of NRP104’s AUC and Cmax to an already approved amphetamine therapy for ADHD demonstrate that NRP104 offers extended release in a manner consistent with once per day dosing.

In our preclinical testing in rats, there were no significant amounts of amphetamine released into the blood when NRP104 was used intravenously or intranasally. The limited release of the active drug potentially provides abuse resistance by making the drug potentially less attractive to diverters and illegal users who use such alternative routes of administration to obtain the effects of large quantities of amphetamine quickly. This lack of availability via alternative routes of administration may result from the prodrug needing to be hydrolyzed in the gastrointestinal tract before the active drug can be released. The prodrug itself has no affinity for binding to receptors in the central nervous system nor does it cross the blood-brain barrier, which is required to produce a stimulant effect. Figure 2 and Figure 3 illustrate what happened when rats were administered NRP104 and amphetamine via alternative routes. The data support our findings that that NRP104 is most active when taken orally. Intravenous and intranasal administration of NRP104 resulted in less than 10% of the active drug substance being released from the prodrug whereas 100% availability was realized when amphetamine was administered in the same manner.

Figure 2: Amphetamine blood levels following intranasal administration of equal doses of amphetamine or NRP104 in rats. Only small amounts (less than 10%) of amphetamine were released from NRP104.	Figure 3: Amphetamine blood levels following intravenous administration of equal doses of amphetamine or NRP104 in rats. Only small amounts (less than 10%) of amphetamine were released from NRP104.

In an additional study, we administered NRP104 intravenously to dogs as an infusion over thirty minutes. The bioavailability of NRP104 when administered via this route was approximately equal to the same dose if given orally. Current formulations of amphetamine provide a much higher Cmax and, consequently, a greater “high” when delivered intravenously. This suggests that, while NRP104 may be able to be administered via alternative routes of administration, it could be less attractive to abusers and diverters of the drug as no “high” is received from such administration.

Besides directly administering amphetamines, abusers employ various extraction techniques to release active compounds from existing extended release formulations. Our tests indicate that crushing, dissolving in water or boiling NRP104 for up to one hour in concentrated acidic or basic solutions produces no release of stimulant. This inability to release the active drug from the prodrug further reinforces our belief that NRP104 would be significantly less attractive to potential diverters and abusers than existing products.

Based on other studies in rats and mice, NRP104 appears to have a reduced potential for overdose compared to current formulations of amphetamine. At therapeutic doses (i.e., 1-5 mg/kg), NRP104 produced blood levels of amphetamine comparable to amphetamine itself, which was confirmed by our human pharmacokinetic study that showed that amphetamine levels were comparable to two currently-marketed, extended release amphetamine products. However, above the therapeutic dose range (i.e., 12-60 mg/kg), studies in animals showed that both the AUC and Cmax of the active drug released from NRP104 in oral administration were significantly lower than that of amphetamine, an effect that increased with escalating doses. In this study, the amphetamine level for NRP104 was less than 10% of that of amphetamine at the highest dose. We believe that this results from a saturation effect that limits the rate of hydrolysis within the gastrointestinal tract and consequent uptake of the active pharmaceutical ingredient. These results are illustrated in Figure 4 below.

Figure 4:	Amphetamine blood levels thirty minutes after oral administration of escalating equal doses of amphetamine or NRP104 in rats. The relative difference in amphetamine levels increases with escalating doses. The amphetamine level for NRP104 was less than 10% of that of amphetamine at the highest dose.

In an acute toxicity study (LD50) using rats, the quantity of NRP104 required to provide a lethal dose was more than 10-fold greater than the quantity of amphetamine required. Pre-IND 28-day toxicology studies in rats and dogs have demonstrated no significant dose-limiting toxicity. Additional toxicity tests indicate that NRP104 does not cause any genetic mutation.

Development Pathway.    We filed an IND application for NRP104 with the FDA on March 22, 2004, and our first human clinical study was conducted by CEDRA Corporation, a biotechnical service provider. This study was completed in May 2004. This study was a pharmacokinetic study in which healthy adult volunteers were dosed with both NRP104 and currently-marketed amphetamine products. This pharmacokinetic study established that blood levels of amphetamine from oral administration of NRP104 are comparable to the blood levels resulting from use of currently-marketed, extended release amphetamine products. We are in the process of selecting a clinical research organization to conduct our efficacy and safety clinical studies.

Our objective is to obtain approval to market NRP104 to pediatric patients. We currently intend to initiate clinical studies of NRP104 in children between the ages of 6 and 12 who satisfy DSM-IV criteria diagnosis of ADHD. The DSM-IV is the American Psychiatric Association’s manual of diagnostic and treatment protocols for mental disorders and is widely recognized as the principal guide for evaluating these disorders, including ADHD. These studies will collect data regarding the safety and efficacy of NRP104 in the defined pediatric patient population. As part of the recently completed adult pharmacokinetic study, we administered two different therapeutic dose levels of NRP104 to test subjects. The two different dose levels released amphetamine into circulation in amounts that demonstrated a proportional relationship between the amount of NRP104 administered and the amount of circulating amphetamine, or dose proportionality. Data gathered from animal studies further confirm this dose proportionality. We believe that no further dose ranging studies may be necessary because this proportionality allows us to identify the specific amount of NRP104 necessary to provide circulating levels of amphetamine equal to already approved strengths of approved amphetamine products. On July 29, 2004, we met with staff members of the Center for Drug Evaluation and Research of the FDA to discuss NRP104 and determine the additional clinical trials appropriate to support an NDA. Based on this meeting, we intend to initiate a pivotal efficacy trial and several smaller pharmacokinetic and safety studies with respect to NRP104 beginning in the second half of 2004. We believe that these trials, if successful, will satisfy the requirements for an NDA.

Based on the chemical structure of NRP104 (that is, NRP104 is not amphetamine but a derivative of amphetamine), the DEA has concluded that NRP104 is not a scheduled substance at the present time. If subsequent tests are consistent with our preclinical data, we believe that we will have more favorable scheduling (e.g., Schedule III, IV, V or unscheduled) for NRP104 than existing amphetamine-based products, which are Schedule II substances. In addition to other studies that we plan to conduct, the College on Problems of Drug Dependence, an independent government-supported center for research and drug testing on animals, is currently conducting studies using monkeys in order to evaluate the potential for abuse of NRP104. The ultimate scheduling status of NRP104 will be determined by the DEA and the FDA in conjunction with the FDA’s review of the NDA that we are required to file to obtain government approval to market the drug.

We have contracted with third parties for the manufacture of NRP104. Manufacture of additional NRP104 drug substance and drug product batches for clinical trials were completed in June 2004. Data to establish stability and determine the expiration date on both the drug substance and the drug product are expected to be available at the time of the NDA filing, which currently is expected to be near the end of 2005.

NRP290

Overview.    NRP290, our second most advanced compound, is a prodrug of hydrocodone, an opioid widely used in combination with other non-opioid analgesics to treat acute pain. Acute pain usually lasts for a short time, typically not more than a month. Treatment for acute pain may consist of non-opioid analgesics and non-steroidal anti-inflammatory drugs. In more severe cases of acute pain, opioids, such as Lortab, Vicodin and Vicoprofen and Demerol, are commonly prescribed. While opioids are the most effective drugs available for treating pain, concerns about their potential for abuse and addiction have resulted in most opioids being classified as Schedule II (e.g., oxycodone, hydrocodone, codeine) or Schedule III (e.g., oxycodone and hydrocodone combination products) drugs by the DEA, making their use subject to more stringent restrictions and controls than more favorably scheduled and unscheduled drugs.

Repeated administration of opioids, including hydrocodone, can create psychological addiction as well as increased tolerance resulting in the potential for overdose. Overdose can result in respiratory depression, coma, hypotension, cardiac arrest and death. Current formulations of the drug are easily abused as crushing or solubilizing creates a rapidly available, large dose of active substance that can be ingested, inhaled or injected.

NRP290 Development.    NRP290 is a prodrug that consists of hydrocodone conjugated to a specific adjuvant using our proprietary Carrierwave technology. In this case the adjuvant consists of five amino acids linked together (known as a pentapeptide). NRP290 is designed to provide effective treatment for acute pain when taken as directed and reduce the potential for overdose and, potentially, addiction as compared to currently-marketed hydrocodone-based products. In addition, we believe NRP290 may minimize the chances of a patient diverting and/or abusing the drug and limit the appeal of the product to drug diverters.

Over the course of the past six months we have conducted preclinical investigations of NRP290. Our studies indicated that the characteristics conferred by our Carrierwave technology to our prodrug of hydrocodone are similar to the properties demonstrated by NRP104. Studies suggest that NRP290 has:

•

Comparable oral bioavailability.    In rat studies, we examined blood levels of hydrocodone following oral administration of equal amounts of hydrocodone or NRP290 at a dose approximating human therapeutic dose ranges. The overall release of hydrocodone from

NRP290 (AUC) was approximately equal to that of hydrocodone, and levels of hydrocodone released from NRP290 remained elevated for a longer period of time. These results suggest that NRP290 may have bioavailability comparable to that of current formulations of hydrocodone.

•	Less potential for abuse and addiction. In the same study, the peak concentration (Cmax) for NRP290 was significantly reduced in higher than therapeutic doses as compared to hydrocodone. This lower Cmax suggests that our compound may provide a reduced potential to generate a sense of euphoria at onset when compared to hydrocodone, making it potentially less attractive to abusers and less likely to lead to psychological addiction by removing the initial euphoric effect that can be achieved with hydrocodone. In other rat studies, we investigated the potential for active drug substance to be released from NRP290 when administered intravenously or intranasally at a dose that would be therapeutic if taken orally. In both cases, while some quantity of hydrocodone was released, the AUC, Cmax and total amount of active drug substance released were significantly less than for hydrocodone administered via the same route and in an equivalent quantity. As a result, we believe that NRP290 may reduce the incentives to abuse the product by circumventing the oral route of administration.

•	Less potential for overdose. We conducted rat studies to evaluate the effects of administering greater than therapeutic dose levels of both NRP290 and hydrocodone. In these studies increased doses of our prodrug resulted in little increase in blood levels of hydrocodone. In contrast, blood levels of hydrocodone increased proportionally when increased doses of hydrocodone itself were administered. These studies suggest that NRP290 may provide substantial protection against accidental and intentional overdose.

Development Path.    We are currently conducting preclinical animal studies on NRP290 and intend to meet with the FDA to discuss a clinical trial strategy. Assuming a satisfactory meeting with the FDA, we anticipate filing an IND near the end of 2004 for two products, NRP290 in combination with ibuprofen and NRP290 in combination with acetaminophen. We anticipate commencing thereafter clinical trials for theses two products. While NRP290 is currently classified as a Schedule II drug by the DEA, we believe that it may be able to gain a more favorable scheduling than existing hydrocodone products, if it demonstrates abuse resistance and overdose protection similar to NRP104.

NRP369

Overview.    NRP369 is our third pipeline program. In this program, we are developing prodrug of oxycodone, an opioid used to treat chronic pain. Oxycodone is sold in an extended-release form under the brand name OxyContin and is used to treat chronic pain. Oxycodone, either by itself or in combination with non-opioid analgesics (e.g., Percodan and Percocet), is a Schedule II drug with a very high propensity for abuse and overdose.

NRP369 Development.    NRP369 is still in the research phase. We are currently evaluating several prodrugs of oxycodone, based on different adjuvants, and plan to initiate preclinical animal testing when a lead molecule has been selected. We anticipate bringing NRP369 into preclinical testing in late 2004 and filing one or more INDs beginning in 2005. We currently intend to develop this product as a stand-alone product and in combination with one or more non-opioid analgesics. While the scheduling status for NRP369 has not yet been determined, we expect that it will be classified by the DEA as a Schedule II drug during the course of its development.

Other Areas of Research

Our initial focus on the development of abuse and overdose resistant products may lead to the development of additional product candidates in addition to our three lead product candidates. We filed an IND on NRP104 on June 24, 2004 with the FDA for the treatment of cocaine and methamphetamine dependence. While the active ingredient is identical to the active ingredient used in NRP104, we expect the strengths and dosage forms of the drug products used for the treatment of cocaine and methampetamine dependence to be different than the strength and dosage forms of NRP104 for the treatment of ADHD. The National Institute of Drug Abuse supports over 85% of the world’s research on the health aspects of drug abuse and addiction and we intend to seek a cooperative agreement with the National Institute of Drug Abuse to take advantage of grants to support preclinical and clinical programs. We are in discussions with the National Institute of Drug Abuse with respect to the funding of our preclinical and clinical programs to support the filing of the NDA application with the FDA. While we expect the National Institute of Drug Abuse to fund these preclinical and clinical programs, in the event that they elect not to do so, we intend to seek other collaborative arrangements to fund these programs.

In addition to our initial focus on the development of abuse and overdose resistant products, we are exploring other areas where our Carrierwave technology may impart important clinical benefits. Through our research, we have identified several currently-marketed antiviral compounds used to treat Hepatitis B and Hepatitis C that have significant absorption and toxicity related problems. We believe that these drugs could benefit significantly from targeted delivery to the liver. Targeted delivery has the potential to decrease these drugs’ toxicities while making them more effective at lower doses. We are now investigating prodrugs based upon our Carrierwave technology that may provide liver-specific drug delivery. In addition, we are investigating the application of Carrierwave to antidepressants in order to make them less susceptible to patient overdose. These other areas of research are in the early phases of investigation and have not yet entered preclinical studies.

On July 1, 2004, we entered into a non-binding letter of intent with Elan Corporation, plc, to collaborate with respect to the development and commercialization of formulated, sustained-release hydromorphone-Carrierwave® conjugates. Under the terms of this letter of intent, we will enter into good faith negotiations with Elan with respect to a development agreement. Under this development agreement, Elan would provide feasibility work to us aimed at the development of a prototype product intended for evaluation in a clinical study in return for a milestone payment. Pending a successful outcome of the study, we would agree with Elan to collaborate in the research and development and subsequent manufacture of the product under the terms of a services and manufacturing agreement to be negotiated in good faith between us and Elan. Under the services and manufacturing agreement, we would be responsible for developing and would have ultimate decision making authority with respect to the process development of the active pharmaceutical ingredient of these conjugates. Elan would be responsible for developing and would have ultimate decision-making authority with respect to formulation and the final sustained-release dosage form of these conjugates. We would own the regulatory filings with respect to the IND and the NDA for these conjugates. There can be no assurances that we will enter into any definitive agreements with Elan.

Research and Development

As of July 30, 2004, we had 16 employees dedicated to research and development for NRP104, NRP290, NRP369 and other investigational activities. Of these employees, nine hold advanced degrees. We incurred expenses of approximately $3.9 million in 2001, $2.7 million in 2002, $3.1 million in 2003 and $1.1 million for the first three months of 2004 on research and development activities. We anticipate that our research and development expenditures will increase substantially as we move our three lead product candidates into clinical development and investigate other applications for our Carrierwave technology. Our research and development operations are located in leased laboratory facilities at the Virginia Tech Corporate Research Center in Blacksburg, Virginia. Our development strategy is to use the services of third parties to conduct our preclinical and clinical trials.

Manufacturing

In general, we produce small quantities of our compounds for investigational purposes, preclinical and clinical testing. We intend to contract with third parties for the manufacture of larger quantities of any approved products for commercial sale. All of our compounds are small molecules, generally constructed using industry standard processes and use readily accessible raw materials.

Sales and Marketing

We currently do not have a sales and marketing organization. If we receive regulatory approval for any of our lead product candidates, we plan to commence commercialization activities by building a focused sales and marketing organization, potentially complemented by copromotion and other arrangements with pharmaceutical or biotechnology collaborators.

With respect to other products that we may develop and commercialize, we plan to establish co-promotion, licensing and distribution alliances with large pharmaceutical and biotechnology companies to augment our domestic sales and marketing capabilities when appropriate, such as when we believe that a large sales and marketing infrastructure is needed to address a large or widely dispersed market.

Medical Consultants

We have two medical consultants, Dr. Joseph Biederman and Dr. Burton E. Sobel. Dr. Biederman is Chief of the Program in Pediatric Psychopharmacology at Massachusetts General Hospital in Boston, MA, and professor of Psychiatry at Harvard Medical School. Dr. Biederman’s research focus is on ADHD, juvenile mood and anxiety disorders, and studies of children at risk. Dr. Sobel is the E.L. Amidon Professor, Physician-in-Chief, and Professor of Biochemistry at the University of Vermont. Since June 2000, we have had a consulting agreement with Dr. Sobel. Under the terms of the agreement, we pay Dr. Sobel $30,000 annually and reimburse him for his expenses. The consulting agreement is terminable by either party at any time. We intend to terminate this consulting agreement and to elect Dr. Sobel to our board of directors upon completion of this offering. We consult with each of our medical consultants on an as-needed basis to identify pipeline opportunities, review in vitro data and the design of preclinical and clinical studies. Our intent is to engage additional medical and scientific consultants as we develop new products.

Patents and Proprietary Rights

Proprietary protection for our products, technology and processes is essential to our business. We seek proprietary protection predominantly in the form of patents covering Carrierwave as a platform technology and on specific products. With respect to a particular product, we seek patent protection on the compound itself, its commercial composition, its production and its methods of use. Where possible, we also seek patent coverage that could prevent the marketing of or restrict the commercial threat of competitive products. Our intellectual property portfolio consists entirely of intellectual property that is owned by us.

As of July 30, 2004, our patent portfolio consisted of 53 patents and patent applications, including U.S. patents, U.S. provisional applications, U.S. non-provisional applications (including originally filed applications, divisional applications, continuation applications, and continuation-in-part applications), foreign national stage patents, Patent Cooperation Treaty stage applications, and foreign national stage applications. We also plan to file several divisional or continuation-in-part applications in 2004. There are a total of four U.S. patents, including one directed to our core Carrierwave technology, one directed to thyroxine compounds and two directed to iodothyronine copolymers.

Our technology may be grouped into three categories: (i) a patent and patent applications directed to the use of our core Carrierwave technology; (ii) patent applications directed to Carrierwave technology applied to our product candidates; and (iii) intellectual property not currently directed to our product candidates.

(i)	There is one U.S. patent, and 26 patent applications, including U.S., Patent Cooperation Treaty, and foreign national phase applications directed to our core Carrierwave technology. U.S. Patent No. 6,716,452 is directed to our core technology and includes composition and method of delivery claims for alcohol, amine and carboxylic acid active agents attached to a polypeptide. This patent issued on April 6, 2004 and has a scheduled expiration date of August 22, 2020.

(ii)	There are 10 patent applications, including both U.S. and Patent Cooperation Treaty stage applications, applying Carrierwave to our product candidates, NRP104, NRP290 and NRP369.

(iii)	There are three U.S. patents, one Canadian patent and 10 patent applications, including U.S., Patent Cooperation Treaty stage, and foreign national phase applications directed to iodothyronine compositions or protein conformation for the protection of various active agents. This aspect of our technology includes three U.S. patents and one Canadian Patent directed to compositions and/or methods for treating hypothyroidism. U.S. Patent No. 6,627,660 issued on September 30, 2003 and includes claims directed to compositions and methods for treating hypothyroidism. This patent has a projected expiration date of November 16, 2019. U.S. Patent No. 5,767,227 issued on June 16, 1998 and includes compound, composition and method of treating thyroid disorder claims using iodothyronine polymers. U.S. Patent No. 5,910,569, a continuation-in-part, issued on June 8, 1999, includes iodothyronine copolymers and a method of treating thyroid disorder claims further comprising the 20 naturally occurring amino acids. These patents have a projected expiration date of June 16, 2015. We also have a related iodothyronine Canadian Patent No. 2,072,613, which has a scheduled expiration date of October 31, 2010. The pending applications are directed to iodothyronine compositions or protein conformation for the protection of various active agents.

Aspects of our technology were developed by Keith Latham of Innovative Technologies, L.L.C., a successor in interest to Technology Resources Incorporated. Effective June 30, 2004, we entered into an agreement with Innovative Technologies, L.L.C. and Keith Latham that amended in its entirety our obligation under any previous existing agreements with Innovative Technologies, L.L.C. and Keith Latham. The previous agreements were executed in connection with our acquisition of certain aspects of our intellectual property from Innovative Technologies, L.L.C. and Keith Latham in prior years. Keith Latham and Innovative Technologies, L.L.C. have released us from any obligation we may have had to either Keith Latham or Innovative Technologies, L.L.C. under any previous agreements and we have eliminated potential royalty payments due to Keith Latham and Innovative Technologies, L.L.C. if we commercialize technology developed by Innovative Technologies, L.L.C. As part of our agreement with Innovative Technologies, L.L.C. and Keith Latham, we provided Keith Latham and Innovative Technologies, L.L.C. jointly with (i) a fee of $200,000 on June 30, 2004 and (ii) a 1% royalty on net sales on any product commercialized by us after June 30, 2004 for a period of 10 years for up to $1,000,000. We also granted to Innovative Technologies, L.L.C. and Keith Latham a limited, fully paid, irrevocable, non-exclusive, non-transferable, non-assignable worldwide license to make, use, sell, offer to sell, have made and import products and methods in accordance with certain of our specified U.S. and foreign patents and patent applications not currently directed to our product candidates. Under these applications and patents, the license is restricted to (i) the development and commercialization of drug products for the treatment of Parkinson’s disease including formulations with levo-dopa, (ii) the preparation of cell culture media and (iii) thyroid hormone pathologies. We retain all rights in the patents and applications that have been issued to us, are being prosecuted by us, or are related to our currently-pending intellectual property, on which Keith Latham is an inventor and have obligated Keith Latham and Innovative Technologies, L.L.C. to cooperate in patent matters as may be required.

Our core patent and several of our patent applications covering Carrierwave and our product candidates list Mr. Kirk as a co-inventor. Mr. Kirk has assigned full rights under the patent to us and has either assigned or is under a duty to assign full rights under all pending applications which name him as an inventor.

We also rely on trade secrets, know-how and continuing technological advances to protect various aspects of our core technology. We require our employees, consultants and scientific collaborators to execute confidentiality and invention assignment agreements with us to maintain the confidentiality of our trade secrets and proprietary information. Our confidentiality agreements generally provide that the employee, consultant or scientific collaborator will not disclose our confidential information to third parties, compete with us or solicit our employees during the course of their employment with us. These agreements also provide that inventions conceived by the employee, consultant or scientific collaborator in the course of working for us will be our exclusive property. Additionally, our employees agree not to compete with us or solicit our employees for one year following termination of their employment with us.

Competition

A pharmaceutical company such as ours must keep pace with rapid technological change and faces intense competition. Many companies, both public and private, including large pharmaceutical companies, chemical companies and biotechnology companies, develop products or technologies competitive with our products or technologies. In addition, academic, government and industry-based research is intense, resulting in considerable competition in obtaining qualified research personnel, submitting patent filings for protection of intellectual property rights and establishing strategic corporate alliances.

The markets for amphetamines and other stimulants to treat ADHD and opioids to treat acute and chronic pain are well developed and populated with established drugs marketed by large pharmaceutical, biotechnology and generic drug companies. Amphetamines or other stimulants currently-marketed for ADHD include Ritalin (Novartis AG), Concerta (McNeil Consumer & Specialty Pharmaceuticals), Dexedrine (GlaxoSmithKline PLC), Dextrostat (Shire Pharmaceuticals Group plc), Cylert (Abbott Laboratories) and Adderall (Shire Pharmaceuticals Group plc). In addition, Eli Lilly and Company markets a non-stimulant drug, Strattera, for ADHD. Opioids currently-marketed for acute pain include Anexsia (Mallinckrodt Inc.), Endocet (Endo Laboratories), Hydrocet (Amarin Pharmaceuticals, Inc.), Lortab (UCB Pharma Inc.), Norco (Watson Pharmaceuticals, Inc.), and Vicodin (Abbott Laboratories, Inc.). Opioids currently-marketed for chronic pain include OxyContin (Purdue Pharmaceuticals LP), Duragesic (Janssen Pharmaceutica Products, L.P.), MSContin (Purdue Frederick Company) and Avinza (Ligand Pharmaceuticals Inc.). Each of these companies has significantly greater financial and other resources than we do. If we obtain regulatory approval to market one or more of our product candidates, we will compete with these established drugs and will need to show that our drugs have safety or efficacy advantages in order to take market share and be successful.

Currently, and as a direct consequence of the public debate of the social and economic costs of illegal diversion and abuse of, addiction to, and overdose from stimulants and narcotics, several companies are pursuing formulations that are less prone to abuse and are less toxic. Companies specifically engaged in developing abuse resistant drugs include Purdue Pharma LP, Nastech Pharmaceutical Company Inc. and Pain Therapeutics Inc. Other companies, including Johnson & Johnson and Noven Pharmaceuticals, Inc., are investigating alternative delivery mechanisms to control the delivery and availability of scheduled drugs. These technologies include transdermal skin patches, metered dose inhalers and extended release subcutaneous injections and implants.

Government Regulation

Summary

The manufacture and marketing of pharmaceutical products and our ongoing research and development activities in the United States require the approval of numerous governmental agencies, including the FDA. The FDA has established mandatory procedures and safety standards that apply to the preclinical testing and clinical trials, as well as to the manufacture and marketing of pharmaceutical products. State, local and other authorities also regulate pharmaceutical manufacturing facilities. In addition, similar approvals from comparable agencies in most foreign countries in which we might seek to do business must be obtained.

Marketing approval of a new drug by the FDA may follow one of three routes. First, and most formidable, is the submission of a traditional or full NDA under Section 505(b)(1) of the Federal Food, Drug and Cosmetic Act. Second, where an applicant chooses to rely in part on data generated or approvals obtained previously by other parties, it can submit a more limited NDA described in Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act. Either of these types of applications may also qualify for “Fast Track” status, granted by the FDA under Section 506 of the Federal Food, Drug and Cosmetic Act. Third, an Abbreviated New Drug Application (ANDA) is permitted under Section 505(j) of the Federal Food, Drug and Cosmetic Act for products which are shown to be pharmaceutically and therapeutically equivalent to previously-approved drug products. We anticipate that all of our products will be subject to Section 505(b)(1) or Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act and do not expect any Carrierwave based products to be submitted under Section 505(j).

New drug applications

Before a new, innovative drug may be marketed in the United States, it must be the subject of a new drug application (NDA) which contains full reports of investigations adequate to establish the safety and effectiveness of the drug. In order to make such filings for any of our product candidates, we will generally be required to follow these steps:

Completion of preclinical investigations.    Preclinical studies generally include laboratory evaluations of a product’s chemistry, formulation and stability, as well as animal studies intended to assess safety and efficacy.

Submission of an IND.    An IND is a submission to the FDA that includes the results of all preclinical investigations, a proposal for the clinical investigation of the drug, and all available information related to the previous use of the drug in humans (e.g., in countries outside the United States). Human clinical trials may not be conducted in the United States until 30 days after submission of an IND, and may not commence if the FDA objects within that time. At any later time, the FDA may place an IND, or any trials conducted under it, on clinical hold, potentially resulting in termination or suspension of ongoing trials.

Completion of human clinical trials.    Human clinical trials generally consist of pharmacokinetic studies, dose ranging studies and adequate and well-controlled studies designed to demonstrate the safety and efficacy of the drug. These studies are typically but not necessarily conducted in three phases. Phase I studies test for safety, dosage tolerance, absorption, metabolism, distribution and excretion, usually in healthy human subjects. Phase II studies evaluate effectiveness and safety in patients who have the medical condition that the drug is intended to treat. Phase III studies include trials that are designed to accumulate the pivotal safety and efficacy data that are necessary to satisfy the requirements for an NDA approval.

Both Section 505(b)(1) and Section 505(b)(2) applications are required by the FDA to contain full reports of investigations of safety and effectiveness. However, in contrast to a traditional NDA, in which the applicant submits all of the data demonstrating safety and effectiveness, an application described in Section 505(b)(2) can rely upon studies conducted by unaffiliated parties on a drug having the same active agent as the drug intended to be marketed by the applicant even though the applicant has not obtained a right of reference from the unaffiliated party. Furthermore, where the active agent has been approved by the FDA under Section 505(b) of the Federal Food, Drug and Cosmetic Act, the Section 505(b)(2) applicant is permitted to rely on the fact that the active agent has been determined to be safe and effective. As a consequence, the preclinical and clinical development programs leading to the submission of an NDA under Section 505(b)(2) may be less expensive to carry out and can be concluded in a shorter period of time than programs required for a Section 505(b)(1) application.

While Section 505(b)(2) applicants may rely upon much information belonging to third parties, such applicants are usually required to conduct some preclinical and/or clinical trials, to support the application to their product of the safety and efficacy data generated by third parties on other drug products and to demonstrate the safety and effectiveness of their products despite any differences between their products and the prior studied products. In its review of any NDA submissions, the FDA has broad discretion to require an applicant to generate additional data related to safety and efficacy, and it is impossible to predict the number or nature of the studies that may be required before the FDA will grant approval.

In addition to the shortened development pathway to market approval afforded by Section 505(b)(2), Section 506 of the Federal Food, Drug and Cosmetic Act provides that, under certain circumstances, an accelerated development and approval process (i.e., the “Fast Track” process) may be available. Under this section of the Federal Food, Drug and Cosmetic Act, the FDA may designate the development of a therapy as a “Fast Track” drug development program when (1) currently accepted therapy is widely used despite an unavoidable serious risk, (2) serious outcomes are a significant public health issue and (3) the new therapy shows significant potential to have a substantially improved overall safety profile with at least similar efficacy. A company may apply for “Fast Track” status for a drug at the time an IND is submitted or any time thereafter. If “Fast Track” status is granted, an NDA may be approved based upon adequate and well-controlled trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence, to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. Where accelerated approval is based upon a surrogate endpoint or on an effect on a clinical endpoint other than survival or irreversible morbidity, post-marketing studies are ordinarily required to verify and describe the drug’s clinical benefit and to resolve remaining uncertainty as to the relation of the surrogate endpoint upon which approval was based to clinical benefit, or the observed clinical benefit to ultimate outcome. “Fast Track” status can significantly reduce the time, expense and complexity of obtaining initial approval of a new product. In addition, whether or not designated for “Fast Track” status, NDA submissions for drug products that represent significant advances in safety, efficacy, or patient compliance may be marked by the FDA for “Priority Review” at the time they are received. “Priority Review” status generally results in shorter timelines for review of an application.

Our regulatory strategy

In NDA submissions for our lead compounds we intend to follow the development pathway permitted under the Federal Food, Drug and Cosmetic Act which we believe will offer the most expedient and prudent route toward commercialization. In the case of other products that we may develop in conjunction with sponsors of previously-approved products, we expect to obtain a specific right of reference to the data contained in the prior applications. In the commercialization of our three lead product candidates we intend to rely in part on data in the public domain or elsewhere regarding prior FDA approvals of the pharmaceutical actives into which our prodrugs are metabolized and on data generated by other parties which help to demonstrate the safety and effectiveness of those actives. We believe that our potential improvements over existing therapies may make some of our product candidates eligible for “Priority Review” and for “Fast Track” status.

The submission or approval of an NDA covered by Section 505(b)(2) can be subject to a number of limitations. We do not anticipate that these limitations will apply to our NRP104 product since there are no outstanding exclusivities or patents currently listed for the amphetamine products on whose data and previous approvals we intend to seek to rely. With respect to our NRP290 and NRP369 projects, we also do not expect to be subject to delays in approval because of non-patent exclusivities applicable to previously-approved drug products. However, depending on the specific formulations and combinations we decide to pursue, we may be required to certify that certain patents listed with the FDA by the sponsors of related drug products would not be infringed by our products, and to provide those sponsors and the patent holders with notice of our contention. In the event that the holders of those patents initiate an action against us within 45 days of receipt of our notice, alleging that one of our products would infringe their patents, the approval of our product would be delayed for 30 to 36 months, or until a decision is reached in the litigation that either confirms that we do not infringe the patent or enjoins the marketing of our product until the relevant patents expire. It is our intention, in designing our drug products and in choosing the specific product formulations to pursue, to avoid the need to certify to listed patents under these procedures or, if necessary, to make certifications only to patents which we believe we clearly do not infringe and which, therefore, would be unlikely to lead to an infringement claim by the patent holders. However, subsequent approvals of new, similar drug products, or new patent listings for previously-approved drug products may trigger new non-patent exclusivity periods potentially applicable to our products or a need to certify to additional or new patents. These requirements may entail unexpected delays in the approval of our products, may entail unexpected litigation costs in the event that we decide to challenge newly-listed patents, and/or necessitate that we generate more or different data than we currently anticipate in order to support an NDA approval. In any event, all data necessary to satisfy the FDA concerning the safety and effectiveness of our own versions of these products will have to be gleaned from the scientific literature and/or generated by or for us. These data are expected to include data establishing the safety and efficacy of the intended dosages and any other differences between the dosage form and the conditions for use of our products and the dosage form and conditions for use of the previously-approved products. In its review of our NDA submissions, the FDA will have broad discretion to require us to generate additional data and respond to questions regarding these differences, and it is impossible to predict the number or nature of the studies that may be required before the FDA will grant approval. No assurance can be given that NDAs submitted for our products will receive FDA approval on a timely basis, if at all.

The submission of an NDA is typically the subject of a user fee, currently in excess of $500,000, and products covered by approved NDAs are subject to product fees payable annually to the FDA. Facilities where approved prescription drug products are manufactured are also subject to annual establishment fees.

Other regulatory constraints

In addition to the results of product development, preclinical animal studies and clinical human studies, an NDA also must contain extensive information on the chemistry, manufacturing and controls that relate to the planned routine production and testing of the drug. An NDA must also contain proposed prescribing information for the product, supported by available clinical and other testing data, describing how the product may properly be used. The FDA may approve, deny approval or grant conditional approval depending on whether it finds that information provided sufficiently addresses all issues regarding the manufacture and proposed use of the candidate product. Both prior to and subsequent to approval, the Federal Food, Drug and Cosmetic Act and FDA regulations require that the manufacture and testing of any drug for investigational use or for commercial use in humans be manufactured in accordance with current Good Manufacturing Practice (cGMP). Failure to follow cGMP requirements, as well as other regulatory requirements, can subject a sponsor and its products to various sanctions, including civil and criminal penalties, injunctions against the distribution of products and seizure of violative products. cGMP requirements are complex, are not always clearly defined, and can evolve over time. We have used, and intend to continue to use, firms to manufacture and test our product candidates which we believe are knowledgeable and qualified in compliance with cGMP requirements and, to the extent that we engage in these activities on our own behalf, intend to utilize cGMP-compliant procedures and controls. There can be no assurance, however, that we or our contractors will be and remain at all times in full compliance with all cGMP requirements. In addition, the FDA retains authority to object to promotional activities engaged in by the applicant, including promotional activities that exceed the scope of approved prescribing information. Under certain circumstances, the FDA may also impose post- marketing testing requirements and may propose to withdraw or suspend approval of products based on new information about their safety and effectiveness for their approved uses.

The FDA has the authority to inspect a company’s manufacturing and testing processes. In late April 2004, representatives of the FDA inspected our laboratory facility in Blacksburg, Virginia. In connection with this inspection, the FDA issued an observation on Form FDA 483 relating to our conduct of pharmacokinetic studies on thyroid compounds in 2001. We did not submit IND applications before conducting these studies because we believed that the studies were exempt from the IND requirements under FDA regulations. We have responded to this observation and believe that we adequately explained the basis for our conduct of these studies. Although the FDA may take enforcement action against us, we do not believe that any such action would have a material effect on our ongoing business.

In addition to regulations enforced by the FDA, we also are subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including chemicals, micro-organisms and various radioactive compounds used in connection with our research and development activities. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot assure you that accidental contamination or injury from these materials will not occur. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we cannot accurately predict the extent of government regulation, and the cost, and effect thereof on our competitive position, which might result from any legislative or administrative action.

Additionally, we may have to obtain approval of a product from comparable regulatory authorities in foreign countries prior to the commencement of marketing of the product in those countries. The approval procedure varies among countries, may involve additional testing and the time required may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which could be time consuming and expensive. Thus, substantial delays could occur in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. We expect to rely on corporate partners and licensees, along with our expertise, to obtain governmental approval in foreign countries of drug formulations utilizing our drug candidates.

DEA regulation

Based on the chemical structure of NRP104 (that is, NRP104 is not amphetamine but a derivative of amphetamine), the DEA has concluded that NRP104 is not a scheduled substance at the present time. Based on different language in the existing schedules for amphetamines and opioids, however, the DEA has determined that NRP 290 is a Schedule II drug during the course of its development. While the scheduling status for NRP369 has not yet been determined, we expect that it will be classified by the DEA as a Schedule II drug during the course of its development.

The pre-approval testing of our product candidates, which are prodrugs of controlled substances, is expected to include a number of tests in animal models and in human volunteers designed to assess the potential “abuse liability” of the drugs, which considers not only the potential for abuse but also the potential health consequences of such abuse. These tests involve generally well-understood methods of assessing the relative abuse liability of a new drug product in comparison with existing scheduled and unscheduled drugs. Based on the results of these tests, the FDA is required under the Controlled Substances Act to make a medical and scientific assessment of whether it believes the new drug ought to be listed as a controlled substance and, if so, what level of control may be warranted. The FDA forwards those findings and recommendations to the DEA, which is responsible for initiating a proceeding, as warranted, to schedule the drug or, if it is already controlled, to move the drug into either a higher or lower schedule more closely reflecting the relative abuse liability of the drug, or to remove the drug entirely from the schedules of controlled drugs. Under the Controlled Substances Act and DEA regulations, such scheduling proceedings ordinarily involve publication of a scheduling proposal in the Federal Register and an opportunity for members of the public, including potential competitors, to submit comments and to request a formal administrative hearing. In the event that a hearing is requested, and the DEA decides to hold the requested hearing, final resolution of a scheduling proposal can take two years or more. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse liability. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Any of our product candidates that contain a scheduled substance will be subject to regulation as a drug of that class.

As part of our development programs for our product candidates, we intend to actively pursue the timely assessment and implementation of appropriate scheduling recommendations so that any appropriate scheduling changes will be in effect at the time when any of our products are ready to be approved for marketing by the FDA. Our ability to achieve this result will depend in part on our ability to generate necessary potential for abuse data on a timely basis, the conclusions that can be drawn from those data, the timing of the FDA and the DEA reviews of the data, the comments and/or objections and requests for hearing that may be submitted by the public, including potential competitors, on any proposed scheduling change, and the timing of final action on any scheduling changes and on the FDA’s review of our NDAs. If we encounter delays in the resolution of scheduling proposals for any of our product candidates, we may be forced to choose whether to initiate marketing under the products’ pre-existing scheduling status and to continue to pursue rescheduling action post-marketing or to withhold our product from the market until rescheduling is completed. This situation could occur if a product candidate is scheduled during the development phase. In the event that the FDA was to conclude that an unscheduled product, such as our NRP104 product, should be scheduled prior to marketing, we may not have the option to commence marketing of the product until the DEA scheduling proceedings are completed.

Product Liability Insurance

We maintain product liability insurance for clinical trials in the amount of $10 million per occurrence and in the aggregate, subject to a deductible of $50,000 per occurrence and $500,000 per year in the aggregate. We intend to expand our insurance coverage to include the manufacture, marketing and sale of commercial products if marketing approval is obtained for products in development. However, insurance coverage is becoming increasingly expensive, and we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. In addition, we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or series of claims brought against us could result in substantial setbacks for our business.

Employees

As of July 30, 2004, we had 23 full-time employees, six of whom were employed at our headquarters in Radford, Virginia and 17 of whom were employed at our research facility located in the Virginia Tech Corporate Research Center in Blacksburg, Virginia. We have no employment agreements with any of our executive officers. Although we have employment agreements with certain of our employees, all of our employees are at-will employees who may terminate their employment at any time.

We also employ consultants and independent contractors on a regular basis to assist in the development of our products. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have not experienced any work stoppages and we believe our relationship with our employees is good.

Facilities

Third Security currently provides space to us for our headquarters, at no charge, in Radford, Virginia. As of the closing of this offering, we intend to enter into a lease agreement with Third Security pursuant to which we will lease approximately 3,769 square feet for approximately $73,500 annually, which we believe is market rate for this space.

Our research and development operations are located in approximately 5,100 square feet of leased laboratory facilities at the Virginia Tech Corporate Research Center in Blacksburg, Virginia at an annual cost of approximately $84,000. Our location in the Virginia Tech Corporate Research Center is not to be construed as an endorsement by Virginia Tech Corporate Research Center, Inc. or Virginia Polytechnic Institute and State University, their affiliates, agents or employees, of our company or our activities. This lease expires on July 31, 2004, and we expect to renew this lease on comparable terms for a term of at least one year.

In addition to our laboratory facilities, we sublease approximately 508 square feet at a veterinary research facility, also in Blacksburg, Virginia, where we conduct our preclinical rat and mice studies, at an annual cost of approximately $15,000.

Legal Proceedings

We are not presently involved in any legal proceeding that, in our opinion, could have a material adverse effect on our business or financial condition.

MANAGEMENT

Officers and Directors

The following table shows information about our executive officers, directors, director nominees and other officers as of the date of this prospectus:

Name	Age	Position(s)
Randal J. Kirk	50	Chairman of the Board, President and Chief Executive Officer
Krish S. Krishnan	39	Chief Operating Officer, Chief Financial Officer, Secretary and Director
David S. Barlow	47	Director
Roger D. Griggs	55	Director
Larry D. Horner	70	Director
Cesar L. Alvarez	56	Director nominee
Burton E. Sobel, M.D.	67	Director nominee

Other Officers

Suma M. Krishnan Clifton R. Herndon II	39 36	Vice President, Product Development Vice President, Finance and Controller

Randal J. Kirk is our founder and has served as a director since August 1996, as Chairman of the Board since 1996 and as President and Chief Executive Officer since October 2001. Mr. Kirk has over 20 years of experience in the health-care industry. Mr. Kirk began his professional career in the private practice of law. Mr. Kirk co-founded General Injectables & Vaccines, Inc., a pharmaceutical distributor (GIV), in 1983 and served as Chairman of the board of GIV prior to the sale of that company in 1998. Previously, Mr. Kirk served as a member of the board of directors of Scios, Inc. (previously traded on NASDAQ and recently acquired by Johnson & Johnson) between February 2000 and May 2002. He has served on the board of directors of the Radford University Foundation, Inc. since September 1998, on the board of directors of Harvest Pharmaceuticals Inc., a pharmaceutical company, since December 2002 and on the Virginia Bioinformatics Institute Policy Advisory Board since March 2004. Mr. Kirk also currently serves in a number of additional capacities: Senior Managing Director of Third Security, LLC, an investment management firm founded by Mr. Kirk, since March 1999; Chairman of Biological & Popular Culture LLC, an automated proactive notification software and service company, since September 2002, and Chairman of its predecessor from October 1999 to September 2002; member of the board of directors of Howe and Rusling, Inc., a registered investment advisory firm, since December 2001; member of the board of directors of Michael W. Cook Asset Management, Inc., a registered investment advisory firm, since January 2003; and as a member of the board of directors of Clinical Data, Inc. (NASDAQ SC: CLDA) since September 2002. Mr. Kirk has also served on the Board of Visitors of Radford University since July 2003. Mr. Kirk received a B.A. in Economics from Radford University and a J.D. from the University of Virginia.

Krish S. Krishnan has served as a member of our board of directors since March 2003 and as Chief Financial Officer and Chief Operating Officer since April 2004. Previously, he served as President and CEO of Harvest Pharmaceuticals Inc. between February 2003 and April 2004. In addition, Mr. Krishnan currently serves in the following capacities: Senior Managing Director of Third Security, LLC, an investment management firm, since March 2002, and member of the board of managers of Biological & Popular Culture LLC, an automated proactive notification software and service company, since September 2002. Previously, Mr. Krishnan was a director at a start-up venture, Suppliermarket.com, Inc., a software company, from February 2000 to August 2000, which was sold to Ariba Technologies Inc., a software company, in August 2000. He then served as a managing principal of Ariba, focusing primarily in the pharmaceutical industry, from September 2000 until joining Third Security in March 2002. Mr. Krishnan was a senior manager with A.T. Kearney, Inc., a management consulting firm, from September 1996 until January 2000, where he advised pharmaceutical companies on strategic and operational issues; a consultant with KPMG Peat Marwick between January 1992 and August 1994; and an engineer with E.I. Dupont de Nemours, a multi-national chemical company, between January 1989 and January 1992. Mr. Krishnan received a B.S. in Mechanical Engineering from the Indian Institute of Technology (IIT), a M.S. in Engineering from the University of Toledo, and an M.B.A. from The Wharton School at the University of Pennsylvania.

David S. Barlow has served as a member of our board of directors since 2000. Since March 2000 Mr. Barlow has served as Chairman of Molecular Insight Pharmaceuticals, Inc., an emerging biopharmaceutical company focused on developing innovative molecular imaging pharmaceuticals and targeted radiotherapeutics for cancer, and as Chief Executive Officer since December 2002. Mr. Barlow has also served as President of Black Diamond Capital, a private investment company, since October 1999. From 1995 to September 1999, Mr. Barlow was President of Pharmaceuticals at Sepracor, Inc., a research-based pharmaceutical company. From 1993 to 1995, Mr. Barlow served as the General Manager of Pharmaceuticals at Sepracor, Inc. Prior to 1993, Mr. Barlow held several senior level positions at Rhone-Poulenc Rorer, Inc., pharmaceutical company, including Vice President, World Wide Marketing and Business Development at Armor Pharmaceutical Company, a subsidiary of Rhone-Poulenc Rorer, Inc. Mr. Barlow serves on the Board of Trustees of Bates College, McLean Hospital and Newton Country Day School.

Roger D. Griggs has served as a member of our board of directors since April 2004. Mr. Griggs has founded numerous pharmaceutical companies, including Xanodyne Pharmaceuticals, Inc., PediaMed Pharmaceuticals, Inc., Integrity Pharmaceutical Corporation and Drug Enhancement Company of America, LLC. Mr. Griggs currently serves as Chairman of the Board of Directors of Xanodyne Pharmaceuticals, Inc. and PediaMed Pharmaceuticals, Inc. Mr. Griggs also founded Richwood Pharmaceuticals Inc. in 1990, and served as president and the chief executive officer of that company until 1997, when it was acquired by Shire Pharmaceuticals Group PLC to form Shire Richwood Inc. Mr. Griggs has served since 1998 as a Managing Director of Union Springs LLC, a venture capital firm focused on investments in the life-sciences sector. Mr. Griggs holds a B.S. in Secondary Education from Indiana University and an M.S. from Indiana University at South Bend.

Larry D. Horner has served as a member of our board of directors since 1999. From 1994 to 2001, Mr. Horner served as Chairman of the Board of Pacific USA Holdings Corporation, a holding company of companies in real estate and financial services. From 1997 to 2001, Mr. Horner served as Chairman of the Board of Asia Pacific Wire & Cable, Ltd., a manufacturer of wire and cable products for the telecommunications and power industries in the Asia Pacific Region. From 1991 to 1994, he served as Managing Director of Arnhold & S. Bleinchroeder, Inc., an equity market trading and corporate finance firm. Prior to that, he served as Chairman and Chief Executive Officer of the accounting firm KPMG Peat Marwick. Mr. Horner is on the board of directors of Atlantis Plastics, Inc., Technical Olympics USA, Inc., UTStarcom, Inc. and Conoco Phillips Energy; Mr. Horner serves as the audit committee financial expert of all four of these companies. Mr. Horner also serves on the Board of Directors of Clinical Data, Inc., a medical diagnostics company; as a director and Chairman of Third Security Management Corporation, the owner of several registered investment advisory firms; and as a director and Co-Chairman of Howe & Rusling, Inc., a registered investment advisory firm, all of which are affiliates of New River Pharmaceuticals Inc.

Cesar L. Alvarez will be appointed as a member of our board of directors upon the completion of this offering. Mr. Alvarez has served since 1997 as the President and Chief Executive Officer of the law firm of Greenberg Traurig, P.A. Prior to that time, Mr. Alvarez practiced law at Greenberg Traurig, P.A. for over 20 years. Mr. Alvarez also serves as Chairman of the Board of Pediatrix Medical Group, Inc., a healthcare services company; and as a director of Watsco, Inc., an independent distributor of air conditioning, heating and refrigeration equipment; and Atlantis Plastics, Inc., a plastics manufacturer.

Burton E. Sobel, M.D. will be appointed as a member of our board of directors upon the completion of this offering. Dr. Sobel has been at the University of Vermont since 1994 and is currently E.L. Amidon Professor, Physician-in-Chief, and Professor of Biochemistry. Dr. Sobel is a trustee of Fletcher Allen Health Care Center, in Burlington, Vermont. Previously, he held senior academic and administrative positions at Washington University School of Medicine, from 1973 to 1994, and at the University of California, San Diego, from 1968 to 1973. Dr. Sobel serves as a director of Ariad Pharmaceuticals, Inc., a pharmaceuticals company. Dr. Sobel is the recipient of numerous awards and honors and has published more than 800 scientific articles and books. Dr. Sobel completed postgraduate training at the Peter Bent Brigham Hospital, Boston and the National Institutes of Health, Bethesda and received an M.D. from Harvard University and an A.B. from Cornell University.

Suma M. Krishnan has 14 years experience in drug development. Mrs. Krishnan has been Vice President, Product Development at New River Pharmaceuticals Inc. since September 2002. Prior to joining New River Pharmaceuticals, Mrs. Krishnan served in the following capacities: Director, Regulatory Affairs at Shire Pharmaceuticals, Inc., a specialty pharmaceutical company, from June 2000 to August 2002; Senior Project Manager at Pfizer, Inc., a multi-national pharmaceutical company, from January 1998 to June 2000; and a consultant at the Weinberg Group, a pharmaceutical and environmental consulting firm, from January 1997 to December 1997. Mrs. Krishnan began her career as a discovery scientist for Janssen Pharmaceuticals, a subsidiary of Johnson & Johnson, a multi-national pharmaceutical company, in May 1991. Mrs. Krishnan received a M.S. in Organic Chemistry from Villanova University, an M.B.A. from Institute of Management and Research (India) and an undergraduate degree in Organic Chemistry from Ferguson University (India).

Clifton R. Herndon II is our Vice President, Finance and Controller. Mr. Herndon has served as our Controller since May 1999 and was recently elected as Vice President, Finance. He also has served as a Managing Director with Third Security, LLC, an investment management firm, since September 1999. Previously, Mr. Herndon served as the Director of Financial Operations for Biological & Popular Culture, Inc., an affiliate acquired in May 1999 and merged into our operations in June 1999; as Assistant Controller for General Injectables & Vaccines, Inc., a pharmaceutical distributor, from November 1997 through December 31, 1998; as Assistant Controller and Cost Accounting Manager with Long-Airdox Company, a manufacturer of mining equipment, from May 1996 to November 1997; and as a Manager with Ernst & Young, LLP from October 1994 to May 1996. Mr. Herndon began his career with Ernst & Young, LLP in July 1989. Mr. Herndon received a B.B.A. in Accounting from Marshall University.

All of our directors hold office until the first annual meeting of shareholders following this offering and until their successors are duly elected. After election at the annual meeting following this offering, the directors will then serve for succeeding terms expiring at each successive annual meeting of shareholders and until they or their successors are duly elected.

Our officers are appointed on an annual basis by our board of directors and serve until their successors have been appointed. There are no family relationships among our directors, executive officers or officers, except that Krish S. and Suma M. Krishnan are husband and wife.

Committees of the Board

Our board will establish various committees to assist it with its responsibilities. Those committees are described below. Each committee established by the board will undergo an annual performance evaluation to ensure that the committee adequately performs its responsibilities.

Audit Committee

In conjunction with this offering, our board is designating an audit committee that will consist of at least three directors. Each member of the audit committee will be financially literate at the time such member is appointed. The composition of the audit committee will satisfy the independence requirements of The Nasdaq National Market and the SEC. No audit committee member will receive from us any compensation other than that paid with respect to such member’s service as a director, including service on committees. In addition, no member of our audit committee will own or control more than 10% of our common stock.

The audit committee will have at least four regular meetings each year. The results of each meeting will be reported at the next regular meeting of our board.

The audit committee will have responsibility for overseeing:

•	our accounting and financial reporting processes;

•	the reliability of our financial statements;

•	the effective evaluation and management of our financial risks;

•	our compliance with laws and regulations; and

•	the maintenance of an effective and efficient audit of our financial statements by a qualified and independent auditor.

To fulfill these responsibilities, the audit committee will:

•	have the sole authority to appoint, determine funding for and oversee our independent auditors;

•	be aware of the current areas of greatest financial risk to us and ensure that management is effectively assessing and managing risks;

•	ensure that we establish and maintain effective disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

•	periodically review with the independent auditors their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principles employed and related disclosures by us and the conclusions expressed in our financial reports;

•	review our accounting policies and practices to ensure they meet the requirements with respect to the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants;

•	actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent auditors;

•	meet with the independent auditors, and the senior management to review the scope and methodology of the proposed audit;

•	establish procedures to ensure timely and current disclosures of material changes in condition or operations;

•	discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidelines provided to analysts and rating agencies;

•	be responsible for the review and oversight contemplated by The Nasdaq National Market with respect to related party transactions;

•	set clear hiring policies with respect to any current or former employees of our independent auditors in accordance with the rules and regulations of the SEC and The Nasdaq National Market; and

•	establish procedures for the (1) receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and (2) confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters.

Nominating and Governance Committee

In conjunction with this offering, our board is designating a nominating and governance committee that will consist of at least three directors. The composition of the nominating and governance committee will satisfy the independence requirements of The Nasdaq National Market. The nominating and governance committee will:

•	identify individuals qualified to serve as our directors;

•	nominate qualified individuals for election to our board of directors at annual meetings of shareholders;

•	recommend to our board the directors to serve on each of our board committees; and

•	recommend to our board a set of corporate governance guidelines.

To fulfill these responsibilities, the nominating and governance committee will:

•	review periodically the composition of our board;

•	identify and recommend director candidates for our board;

•	recommend to our board nominees for election as directors;

•	recommend to our board the charters, structure, operations, composition and qualifications for membership of the committees of the board;

•	recommend to our board the size of the board and the tenure and classifications of directors;

•	review periodically our corporate governance guidelines and recommend governance issues that should be considered by our board;

•	review periodically our code of business conduct and ethics and obtain confirmation from management that the policies included in our code of business conduct and ethics are understood and implemented;

•	evaluate periodically the adequacy of our conflicts of interest policy;

•	review related party transactions;

•	consider with management public policy issues that may affect us;

•	consider succession planning for our chief executive officer;

•	review periodically our committee structure and operations and the working relationship between each committee and the board; and

•	consider, discuss and recommend ways to improve our board’s effectiveness.

Compensation Committee

In conjunction with this offering, our board is designating a compensation committee that will consist of at least three directors. The composition of the compensation committee will satisfy the independence requirements of The Nasdaq National Market. The nominating and governance committee will recommend to our board nominees for the compensation committee. The compensation committee will meet at such times as it determines to be appropriate or at the call of the chairman of the committee. The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

•	develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to shareholders;

•	recommend to our board for approval, compensation and benefit plans for executive officers;

•	review and approve annually corporate and personal goals and objectives to serve as the basis for the chief executive officer’s compensation, evaluate the chief executive officer’s performance in light of the goals and, based on such evaluation, determine, or recommend to the board for determination, the chief executive officer’s compensation;

•	determine, or recommend to the board for determination, the annual total compensation for our other executive officers;

•	with respect to our equity-based compensation plans, approve the grants of stock options, restricted stock, SARs and other equity-based incentives to the extent provided under our compensation plans; and

•	review and recommend to our board compensation for non-employee directors.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship is expected to exist between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Director Compensation

Our non-employee directors receive $7,500 per quarter for their service on our board of directors. In addition, we reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also are eligible to receive stock options under our Stock Option Plan. In March 2003, we granted Mr. Krishnan options to purchase 40,000 shares of our common stock for agreeing to serve on our board of directors. In addition, we granted Mr. Krishnan options to purchase an additional 71,813 shares of common stock in consideration for his service as a non-employee executive officer. All of these options fully vested upon grant. In April 2004, we granted Mr. Griggs 5,000 stock options under the Stock Option Plan for agreeing to serve on our board of directors. These options fully vested upon grant. Following the completion of the offering, we will not pay employee members of our board of directors separately for their service on our board of directors. We intend to grant to each of Mr. Alvarez and Dr. Sobel 5,000 stock options under the Incentive Compensation Plan upon their appointment to our board of directors.

Executive Compensation

The following table sets forth all compensation earned, including salary, bonuses, options and other compensation, during the fiscal year ended December 28, 2003 by Randal J. Kirk, our Chief Executive Officer, and Lawrence P. Olon, who served as our Executive Vice President, Scientific and Regulatory Affairs until October 31, 2003. We did not have any other executive officers as of December 28, 2003. We refer to these officers as our named executive officers in other parts of this prospectus.

Summary Compensation Table

Long-Term Compensation
Name and Position(s)	Annual Compensation		Securities Underlying Options/SARs
	Salary	Bonus
Randal J. Kirk (1) Chairman of the Board, President and Chief Executive Officer	$—	$—	—

Lawrence P. Olon (2) Executive Vice President, Scientific and Regulatory Affairs	$166,666	—	—

(1)	We did not compensate Mr. Kirk prior to this offering.
(2)	As of October 31, 2003, Mr. Olon ceased to be an employee of New River Pharmaceuticals Inc. and became the Executive Vice President, Scientific and Regulatory Affairs of Harvest Pharmaceuticals Inc.

As of the closing of this offering, Mr. Kirk will receive an annual salary of $400,000 and Mr. Krishnan, who became our Chief Operating Officer, Chief Financial Officer and Secretary in April 2004, will receive an annual salary of $300,000.

Option/SAR Grants

We did not grant any options or SARs to the named executive officers during the fiscal year ended December 28, 2003.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table provides information concerning the number and value of unexercised options held by the named executive officers at December 28, 2003. None of the named executive officers exercised any options in 2003.

The value of unexercised in-the-money options held at December 31, 2003 represents the total gain that an option holder would realize if he exercised all of the in-the-money options held at December 28, 2003, and is determined by multiplying the number of shares of common stock issuable upon exercise of the options by the difference between an initial public offering price of $12 per share and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

	Number of Securities Underlying Unexercised Options/SARs at December 28, 2003		Value of Unexercised In-the-Money Options/SARs at December 28, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Randal J. Kirk	5,000	—	$26,700	$—
Lawrence P. Olon	217,250	—	1,939,395	—

Incentive Compensation Plan

Our Incentive Compensation Plan permits the award of options (both incentive stock options and nonqualified stock options), stock appreciation rights, stock awards and incentive awards to the eligible persons described below. The Incentive Compensation Plan amends and restates our prior Stock

Option Plan, which permitted the grant of options to our employees, directors and consultants. The Incentive Compensation Plan also replaces our former Stock Appreciation Rights Plan, which permitted the grant of stock appreciation rights (awards with a value based on appreciation in our common stock). Options granted under our prior Stock Option Plan remain subject to the terms of that plan, notwithstanding the adoption and approval of the Incentive Compensation Plan. The terms of our prior Stock Option Plan are substantially similar to the terms of our Incentive Compensation Plan except that, under the Incentive Compensation Plan, SARs, stock awards and incentive awards (payable in cash or shares) may be granted in addition to options.

The following paragraphs summarize the material features of the Incentive Compensation Plan.

Administration

The compensation committee of our board of directors will administer the Incentive Compensation Plan. The compensation committee will have the authority to select the individuals who will participate in the Incentive Compensation Plan, who we refer to in this prospectus as participants, and to grant options, stock appreciation rights, stock awards and incentive awards upon such terms (not inconsistent with the terms of the Incentive Compensation Plan) as it considers appropriate. In addition, the compensation committee will have complete authority to interpret all provisions of the Incentive Compensation Plan, to prescribe the form of notices or agreements evidencing awards under the Incentive Compensation Plan, to adopt, amend and rescind rules and regulations pertaining to the administration of the Incentive Compensation Plan and to make all other determinations necessary or advisable for the administration of the Incentive Compensation Plan.

The compensation committee may delegate its authority to administer the Incentive Compensation Plan to an officer of our company. The compensation committee, however, may not delegate its authority with respect to individuals who are subject to Section 16 of the Securities Exchange Act of 1934. As used in this summary, the term “administrator” means the compensation committee and any delegate, as appropriate.

Eligibility

Any employee of our company or an affiliate or any person who provides services to our company or an affiliate (including a person who is a member of our board of directors or the board of directors of an affiliate) is eligible to participate in the Incentive Compensation Plan if the administrator, in its sole discretion, determines that such person has contributed significantly or can be expected to contribute significantly to the profits or growth of our company or its affiliates.

Awards

Options.    Options granted under the Incentive Compensation Plan may be incentive stock options, which we refer to in this prospectus as ISOs, or nonqualified stock options. An option entitles the participant to purchase shares of common stock from our company at the option price. The option price will be fixed by the administrator at the time the option is granted, but the price cannot be less than the shares’ fair market value on the date of grant. Except for an adjustment in the case of a corporate reorganization, stock dividend, etc. as explained below, the option price cannot be reduced (by amendment, cancellation or otherwise) after the date of grant unless our shareholders approve the reduction. The option price may be paid in cash, a cash equivalent acceptable to the administrator, with shares of our common stock, or a combination thereof.

Options may be exercised in whole or in part at such times and subject to such conditions as may be prescribed by the administrator. The maximum period in which an option may be exercised will be fixed by the administrator at the time the option is granted but, in the case of an ISO, cannot exceed 10 years. No employee may be granted ISOs (under the Incentive Compensation Plan or any other plan of our company) that are first exercisable in a calendar year for common stock having an aggregate fair market value (determined as of the date the option is granted) exceeding $100,000. In addition, no person may be granted options in any calendar year for more than 100,000 shares of common stock.

SARs.    A stock appreciation right, which we refer to in this prospectus as an SAR, may be granted alone or in tandem with a related option. SARs generally entitle the participant to receive with respect to each share of common stock encompassed by the exercise of the SAR, the lesser of (1) the excess of the fair market value of a share of common stock on the date of exercise over the fair market value of a share of common stock on the date of grant and (2) the fair market value of a share of common stock on the date of grant. To exercise an SAR that is related to an option, the participant must surrender unexercised that portion of the option to which the SAR relates and vice versa.

SARs may be exercised at such times and subject to such conditions as may be prescribed by the administrator. The maximum period in which an SAR may be exercised will be fixed by the administrator at the time the SAR is granted, except that no SAR shall have a term of more than 10 years from the date of grant. The amount payable upon the exercise of an SAR may, in the administrator’s discretion, be settled in cash, our common stock, or a combination of cash and common stock.

No employee may be granted SARs (under the Incentive Compensation Plan or any other plan of our company) that are related to ISOs and that are first exercisable in a calendar year for common stock having an aggregate fair market value (determined as of the date the SAR is granted) exceeding $100,000. In addition, no person may be granted SARs in any calendar year for more than 100,000 shares of common stock. For purposes of the preceding sentence and the individual limitation on the grant of options, an SAR and related option are treated as a single award.

Stock Awards.    The Incentive Compensation Plan also permits the grant of stock awards (i.e., shares of common stock). A participant’s rights in the stock award may be nontransferable or forfeitable or both for a period of time or subject to conditions prescribed by the administrator. These conditions may include, for example, a requirement that the participant continue employment for a specified period, or that our company or any of our subsidiaries or the participant achieve stated objectives. If the shares are not immediately vested and transferable, the period of restriction will be at least three years. However, the period may be reduced to one year if the transferability, vesting or both is subject to the satisfaction of one or more performance objectives based on the performance criteria described below. The Incentive Compensation Plan provides that no person may be granted stock awards in any calendar year for more than 37,500 shares of common stock.

Incentive Awards.    The Incentive Compensation Plan also allows the administrator to make incentive awards to participants on such terms and conditions as the administrator prescribes. To the extent that any incentive awards are granted, they may, in the administrator’s discretion, be settled in cash, our common stock, or a combination of cash and common stock. Incentive awards will be subject to the satisfaction of one or more performance objectives based on the performance criteria described below. No person may receive payments (in cash or common stock or both) in settlement of an incentive award in any calendar year in excess of $1,000,000.

Performance objectives

A participant’s rights under stock awards and incentive awards granted under the Incentive Compensation Plan may be subject to our company or a subsidiary or a business unit (individually or in any combination) of our company achieving stated performance objectives. The performance objectives may be stated with respect to (a) cash flow and/or free cash flow (before or after dividends), (b) earnings per share (including earnings before interest, taxes, depreciation and amortization)

(diluted and basic earnings per share), (c) the price of common stock, (d) return on equity, (e) total shareholder return, (f) return on capital (including return on total capital or return on invested capital), (g) return on assets or net assets, (h) market capitalization, (i) total enterprise value (market capitalization plus debt), (j) economic value added, (k) debt leverage (debt to capital), (l) revenue, (m) income or net income, (n) operating income, (o) operating profit or net operating profit, (p) operating margin or profit margin, (q) return on operating revenue, (r) cash from operations, (s) operating ratio, (t) commodity or operating revenue, (u) market share, (v) commencing or completing clinical or other trials, (w) completing a specified filing with the FDA, (x) receiving FDA approval for marketing, (y) entering into an agreement with a research organization or trial site, (z) making specified quantities of a product or product candidate, (aa) sales volume or sales growth for one or more products and (bb) filing for or receiving a patent.

Change in control

The Incentive Compensation Plan provides that outstanding options and SARs will become exercisable, outstanding stock awards will become transferable and nonforfeitable, and each incentive award will be earned following a change in control of our company in accordance with the terms of the applicable agreement.

Share authorization

The maximum aggregate number of shares of common stock that may be issued under the Incentive Compensation Plan (including shares issued upon the exercise of options granted under our prior Stock Option Plan) is 1,620,000 shares but no more than 810,000 shares of common stock may be issued as stock awards. These limitations will be adjusted as the compensation committee determines is appropriate in the event of a change in the number of outstanding shares of common stock by reason of a stock dividend, stock split, combination, reclassification, merger, recapitalization or other similar event. The terms of outstanding awards and the limitations on individual grants also will be adjusted as the compensation committee determines is appropriate to reflect such changes. In addition, shares covered by an award that expires or is forfeited will again be available under the Incentive Compensation Plan.

Amendment and termination

The Incentive Compensation Plan will expire on                  , 2014 (but the expiration will not affect awards made before that date). Our board of directors, without further action by our shareholders, may amend or sooner terminate the Incentive Compensation Plan, provided that no such amendment by our board will be effective until approved by our shareholders if the amendment (a) increases the aggregate number of shares that may be issued under the Incentive Compensation Plan, (b) changes the class of individuals who are eligible to participate in the Incentive Compensation Plan or (c) reduces the option price of an outstanding option (other than an adjustment to reflect a recapitalization or similar event as described above).

Option Grants

Upon completion of this offering, we intend to grant to Mr. Krishnan 100,000, Ms. Krishnan 50,000 and Mr. Herndon 10,000 stock options. These stock options will have an exercise price equal to the initial public offering price and will have a three-year vesting period with the first installment vesting on the one-year anniversary of the completion of this offering. In addition, we intend to grant to each of Mr. Alvarez and Dr. Sobel 5,000 stock options upon their appointment to our board of directors, which will occur upon the completion of this offering. These stock options will have an exercise price equal to the initial public offering price and will vest and become exercisable immediately upon the grant.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our company was formed by, and has historically been owned, funded and managed by, Randal J. Kirk, our Chairman of the Board, President and Chief Executive Officer, and affiliates of Mr. Kirk, for the purpose of exploiting our Carrierwave and related technology. As a result, we have engaged in a variety of financial and operational transactions with Mr. Kirk and these affiliates. In accordance with the requirements of the SEC, we describe below all such transactions in which we have engaged since January 1, 2001.

We believe that each of these transactions were on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, if any, between us and our officers, directors, principal shareholders and their affiliates, are approved by the nominating and governance committee or a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Loans and Private Placements of Securities

We have funded our operations over the past three years principally with proceeds from (i) loans from affiliates of Mr. Kirk, and (ii) private placements of our common stock. Since January 1, 2001, affiliates of Mr. Kirk made the following loans to us:

Holder	Date of Issuance	Amount of Note	Interest Rate
RJK, L.L.C. (1)	August 27, 2001	$5,000,000	3.94%
Kirkfield, L.L.C. (2)	February 17, 2003	350,000	Prime
Kirkfield, L.L.C. (2)	February 4, 2004	200,000	Prime
Kirkfield, L.L.C. (2)	February 19, 2004	250,000	Prime
Kirkfield, L.L.C. (2)	February 26, 2004	400,000	Prime
Kirkfield, L.L.C. (2)	March 15, 2004	450,000	Prime
Kirkfield, L.L.C. (2)	March 25, 2004	100,000	Prime
Kirkfield, L.L.C. (2)	April 7, 2004	50,000	Prime

(1)	This note was convertible at the option of the holder upon the issuance by us of any capital stock into shares of such capital stock. On February 23, 2002, the holder of this note converted the note plus accrued interest into 2,038,860 shares of common stock in conjunction with sales of common stock at a price of $2.50 per share.
(2)	As of April 16, 2004, we had repaid each of these loans in full with proceeds from the private placement of common stock to New River Management III, LP, a private equity fund affiliated with Mr. Kirk, as further described below.

On April 23, 2004, we entered into a credit agreement with Randal J. Kirk (2000) Limited Partnership, an entity controlled by Mr. Kirk. Under the terms of the credit agreement, the partnership has provided an irrevocable line of credit to us for up to the principal amount of $5,000,000. The proceeds from the credit line are to be used by us for general working capital and operating expenses. Amounts advanced to us under this credit agreement bear interest at 12% and payments made by us are applied first to any accrued interest. The entire amount of credit extended, plus any interest, is due the earlier of April 1, 2005 or upon the completion of an initial public offering of our common stock. As of July 30, 2004, there is $0 borrowed under this line of credit.

We have issued shares of common stock since January 1, 2001 to the following affiliates and interested parties:

Purchaser	Date of Purchase	Number of Shares Purchased*	Price Per Share*	Aggregate Consideration
Eugene F. Wilcauskas (1)	March 8, 2001	74,955	$6.66	$500,000
John P. Szlasa (2)	May 4, 2001	74,955	6.66	500,000
RJK, L.L.C. (3)	February 23, 2002	2,718,860	2.50	6,797,150
Third Security Staff 2001 LLC (4)	February 23, 2002	120,000	2.50	300,000
Marcus E. Smith (5)	March 5, 2002	40,000	2.50	100,000
Dixon D. Low (5)	March 5, 2002	40,000	2.50	100,000
Larry D. Horner (6)	March 5, 2002	30,000	2.50	75,000
Donna D. Manning (7)	March 5, 2002	20,000	2.50	50,000
Robert M. and Mara G. Patzig (8)	March 14, 2002	1,000	2.50	2,500
Audrey Ho (8)	March 15, 2002	40,000	2.50	100,000
Doit L. Koppler, II (8)	March 15, 2002	1,000	2.50	2,500
Steven G. Kirk (9)	March 28, 2002	500	2.50	1,250
Thomas and Toni H. Piccariello (10)	April 23, 2002	10,000	2.50	25,000
New River Management II, LP (11)	March 13, 2003	120,000	2.50	300,000
New River Management II, LP (11)	March 31, 2003	371,600	2.50	929,000
New River Management II, LP (11)	July 15, 2003	120,000	2.50	300,000
New River Management II, LP (11)	July 28, 2003	360,000	2.50	900,000
New River Management II, LP (11)	October 21, 2003	440,000	2.50	1,100,000
New River Management III, LP (12)	April 14, 2004	453,333	5.00	2,266,665
Roger D. Griggs (6)	May 3, 2004	60,000	5.00	300,000
New River Management III, LP (12)	May 14, 2004	156,667	5.00	783,335
New River Management III, LP (12)	June 10, 2004	150,000	5.00	750,000
New River Management III, LP (12)	July 12, 2004	150,000	5.00	750,000

(*)	As adjusted for a one-for-two reverse stock split to be effective immediately prior to the completion of this offering.
(1)	Previously served as our Chief Executive Officer.
(2)	Previously served as our Vice President, Marketing.
(3)	RJK, L.L.C. is an affiliate of Mr. Kirk. 2,038,860 of these shares were issued upon the conversion of the Convertible Promissory Note issued by us on August 27, 2001. The remaining 680,000 shares were issued in consideration for $1,700,000 in cash.
(4)	Affiliate of Mr. Kirk.
(5)	Previously served on our board of directors and currently serves as an employee of Third Security, LLC, an affiliate of Mr. Kirk.
(6)	Serves on our board of directors.
(7)	Spouse of Mr. Horner.
(8)	Serves as an employee of Third Security, LLC, an affiliate of Mr. Kirk.
(9)	Brother of Mr. Kirk.
(10)	Previously served as our Vice President, Polypeptide Drug Development.
(11)	New River Management II, LP is a private equity fund affiliated with Mr. Kirk.
(12)	New River Management III, LP is a private equity fund affiliated with Mr. Kirk. On March 26, 2004, we entered into a Subscription Agreement with New River Management III, LP pursuant to which we agreed to sell, and the fund agreed to purchase, the shares issued on April 14, 2004, May 14, 2004, June 10, 2004 and July 12, 2004.

Services and Executive Office Space Provided to us by Affiliates of Randal J. Kirk

Certain administrative services historically have been provided to us at no charge by Third Security, an entity owned by Mr. Kirk. Such services include accounting, finance, information technology, human resources and executive management. By the completion of this offering, we intend to add the necessary personnel and infrastructure to be self-sufficient, except for certain limited administrative services that Third Security will continue to provide to us under an administrative services agreement. These limited administrative services will be provided to us for a market rate. In addition, executive office space historically has been provided to us at no charge by Third Security. By the completion of this offering, we will enter into a lease agreement with Third Security pursuant to which we will pay a market rate for this executive office space.

Services Provided to Harvest Pharmaceuticals Inc

On December 27, 2002, we transferred certain drugs including the related drug promotion and distribution rights and related liabilities, the net result of which was to transfer net liabilities of approximately $435,000 to an affiliate, Thyroid Marketing Company (TMC), a dormant corporation affiliated with Third Security. In consideration for these transfers, we received 100% of the outstanding common stock of TMC. Immediately after the transfer to TMC, we distributed all of the common stock of TMC, on a pro rata basis, to our shareholders. On December 30, 2002, TMC formed a new subsidiary, Harvest Pharmaceuticals Inc. (Harvest) and merged TMC into Harvest on December 31, 2002. Throughout 2003, we provided assistance to Harvest in the area of regulatory affairs. The total amount billed to Harvest for these services was approximately $67,000, of which $39,883 was outstanding at March 28, 2004. These services are no longer being provided to Harvest as Harvest now has its own regulatory affairs staff.

PRINCIPAL SHAREHOLDERS

The following tables set forth information about the beneficial ownership of our common stock on July 30, 2004, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	each of our director nominees;

•	all of our executive officers, directors and director nominees as a group; and

•	each person known to us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 13,562,888 shares of common stock outstanding on July 30, 2004 and 17,762,888 shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding any shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after July 30, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o New River Pharmaceuticals Inc., 1881 Grove Avenue, Radford, Virginia 24141.

Name and address of beneficial owner:	Number of shares of common stock beneficially owned(1)	Percentage of common stock beneficially owned
		Before offering	After offering
Randal J. Kirk (2)	11,198,708	82.5%	63.1%
Lawrence P. Olon (3)	224,750	1.6	1.3
Krish S. Krishnan (4)	119,313	*	*
Cesar L. Alvarez(5)	—	—	*
David S. Barlow	45,000	*	*
Roger D. Griggs	65,000	*	*
Larry D. Horner (6)	95,000	*	*
Burton E. Sobel, M.D.(7)	—	—	*
Executive officers, directors and director nominees as a group (8 persons)	11,747,771	84.0	64.6

*	Less than 1%
(1)	The amounts in this column include shares of common stock with respect to which certain persons had the right to acquire beneficial ownership within 60 days after July 30, 2004 pursuant to the exercise of options: Randal J. Kirk: 5,000 shares; Lawrence P. Olon: 217,250 shares; Krish S. Krishnan: 111,813 shares; David S. Barlow: 45,000 shares; Roger D. Griggs: 5,000 shares; Larry D. Horner: 45,000 shares; and executive officers and directors as a group: 429,063 shares.
(2)

Includes shares held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 935,000 shares held by Lotus Capital (2000) Limited Partnership; 734,014 shares held by Kirkfield, L.L.C.; 2,740,316 shares held by

New River Management II, LP; 910,000 shares held by New River Management III, LP; 3,577,788 shares held by RJK, L.L.C.; and 913,468 shares held by Third Security Staff 2001 LLC.
(3)	Mr. Olon’s address is c/o Harvest Pharmaceuticals Inc, 326 Rainbow Circle, Independence, Virginia 24348. Includes 7,500 shares held jointly with his spouse.
(4)	Includes 7,500 shares held jointly with his spouse.
(5)	We intend to grant Mr. Alvarez 5,000 stock options upon his appointment to our board of directors, which will occur upon the completion of this offering. These stock options will vest and become excisable immediately upon the grant.
(6)	Includes 20,000 shares held by his spouse.
(7)	We intend to grant Dr. Sobel 5,000 stock options upon his appointment to our board of directors, which will occur upon the completion of this offering. There stock options will vest and become excisable immediately upon the grant.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes information about our capital stock. Our amended and restated articles of incorporation and amended and restated bylaws will become effective upon the closing of this offering. The information below gives effect to the effectiveness of our amended and restated articles and the adoption of our amended and restated bylaws. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our amended and restated articles of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of Virginia law, the state in which we are incorporated.

Our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share, upon the completion of this offering.

As of July 30, 2004, there were 13,562,888 shares of common stock outstanding and held of record by 44 shareholders. Upon completion of this offering, there will be 17,762,888 shares of common stock outstanding. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting rights

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors, and therefore the holders of a plurality of the shares of common stock voting for the election of directors may elect all of our directors standing for election.

Dividends

Holders of common stock are entitled to receive dividends if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of outstanding shares of preferred stock, if any.

Liquidation

In the event of a liquidation, dissolution or winding up of the affairs of our company, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding shares of preferred stock, if any, we will distribute the remainder of our assets ratably among the holders of shares of common stock.

Rights and preferences

The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be impaired by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, there will be no shares of preferred stock issued or outstanding. Our amended and restated articles of incorporation authorize our board to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board may fix and determine the preferences, limitations and relative rights of each series of preferred stock issued. Because our board has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our shareholders.

We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws and of Virginia Law

Our amended and restated articles of incorporation, amended and restated bylaws and Virginia law contain provisions that may have the effect of impeding the acquisition of control of us by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to, coercive takeover practices and inadequate takeover bids. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of common stock. In addition, these provisions make it more difficult for our shareholders, should they choose to do so, to remove our board of directors or management.

Articles of incorporation and bylaws

Preferred Stock

Our amended and restated articles of incorporation authorize our board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “Preferred Stock.” Under this authority, our board could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Board vacancies; removal

Our amended and restated articles of incorporation provide that any vacancy occurring on our board of directors may be filled by a majority of directors then in office, even if less than a quorum.

Moreover, our articles of incorporation provide that directors may be removed only for cause. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by that removal with its own nominees.

Shareholder meetings

Under our amended and restated bylaws only the chairman of the board, the chief executive officer or a majority of our board of directors may call special meetings of shareholders. Our amended and restated bylaws also provide that shareholders may only conduct business at special meetings of shareholders that was specified in the notice of the meeting.

Advance notification of shareholder nominations and proposals

Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of persons for election as directors, other than nominations made by or at the direction of our board.

Virginia Anti-Takeover Statutes

Affiliated transactions statute

Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any holder of more than 10% of any class of its outstanding voting shares (an “interested shareholder”) for a period of three years following the date that such person became an interested shareholder unless:

•	a majority (but not less than two) of disinterested directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before or on the date the person became an interested shareholder, a majority of disinterested directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.

Virginia law permits a corporation to exempt itself from this statutory provision by placing a statement to that effect in its articles of incorporation. Our amended and restated articles of incorporation do not specifically address the Virginia statute regarding affiliated transactions; therefore, we are subject to this provision.

Control share acquisitions statute

Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held within 50 days of the acquiring person’s request to consider the grant of voting rights to the shares acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

Our amended and restated articles of incorporation provide that this second statutory provision does not apply to our company; therefore, we are not subject to this provision.

Limitation of Liability and Indemnification

Virginia law permits a corporation to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. Our amended and restated articles of incorporation require indemnification of directors and officers with respect to certain liabilities, expenses and other amounts imposed upon them because of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law.

Virginia law permits the elimination of liability of directors and officers in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of a corporation, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Our amended and restated articles of incorporation limit the liability of our directors to the maximum extent permitted by Virginia law.

This provision has no effect on any non-monetary remedies that may be available to us or our shareholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

Sale of Restricted Shares

Upon completion of this offering, based upon the number of shares outstanding as of July 30, 2004, we will have an aggregate of 17,762,888 outstanding shares of common stock, or 18,392,888 shares if the underwriters exercise their over-allotment option in full. Of these shares, all of the 4,200,000 shares sold in this offering, or 4,830,000 shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration including the exemption made available by Rule 144, including Rule 144(k), or Rule 701 under the Securities Act.

Lock-Up Agreements

Our directors, executive officers and substantially all of our shareholders and option holders have agreed not to offer, sell, contract to sell or, with limited exception, otherwise dispose of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of WR Hambrecht + Co. See “Underwriting.” Immediately following this offering, our existing shareholders will beneficially own 14,081,951 restricted shares, including 519,063 shares issuable pursuant to options that are exercisable within 60 days after this offering, representing approximately 77% of the then outstanding shares of common stock (including shares issuable pursuant to options that are exercisable within 60 days after this offering), or approximately 74.9% if the underwriters exercise their over-allotment option. Our executive officers, directors, director nominees and shareholders affiliated with them will own 11,747,771 shares, including 429,063 shares issuable pursuant to options that are exercisable within 60 days after this offering, based upon their beneficial ownership as of July 30, 2004. Upon expiration of the lock-up period, 180 days after the date of this prospectus, 12,322,938 shares will be available for resale to the public in accordance with Rule 144.

We have agreed not to issue, sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including a person who is an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which is expected to be approximately 17,762,888 shares upon completion of this offering (18,392,888 shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to a sale, subject to restrictions specified in Rule 144.

Sales under Rule 144 are also subject to manner of sale restrictions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us as part of a compensatory stock plan or in connection with some other written agreement is eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period requirement, contained in Rule 144.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. WR Hambrecht + Co, LLC, First Albany Capital Inc., Wells Fargo Securities, LLC and Punk, Ziegel & Company, L.P. are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to that underwriter at the public offering price less the underwriting discount set forth on the cover of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
WR Hambrecht + Co, LLC
First Albany Capital Inc.
Wells Fargo Securities, LLC
Punk, Ziegel & Company, L.P.

Total	4,200,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

Over-Allotment Option

We have granted the underwriters an option to buy up to an aggregate of 630,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above at the public offering price less the underwriting discount set forth on the cover of this prospectus.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus, as this price is determined by the OpenIPO process

described below. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. The SEC deems any dealers that participate in the distribution of our common stock to be underwriters within the meaning of the Securities Act, and any discount or concession received by them and any provided by the sale of the shares by them to be underwriting discounts and commissions under the Securities Act. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 630,000 shares. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the public offering price.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discount, will be approximately $925,000.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. An electronic prospectus is available on the website maintained by WR Hambrecht + Co, one of the underwriters in this offering, and may also be made available on websites maintained by other underwriters, selected broker dealers and selling group members participating in the offering.

The OpenIPO Auction Process

The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, the public offering price and the allocation of shares are determined primarily by an auction conducted by the underwriters. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

Before the registration statement relating to this offering becomes effective, the underwriters and participating dealers solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.

The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the underwriters or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

Approximately two business days prior to the registration statement being declared effective, prospective investors receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date.

Effectiveness of the Registration Statement and Confirmation of Bids

After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer are contacted by e-mail, telephone or facsimile. Potential investors are advised that the registration statement has been declared effective and are requested to confirm their bids. Bids will continue to be accepted after the registration statement is declared effective and any bids received after the registration statement is declared effective are considered confirmed.

Closing of the Auction and Pricing

The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the Nasdaq National Market on the same day on which the registration statement is declared effective. However, the date on which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a post-effective amendment to the registration statement before the auction may be closed and before any bids may be accepted. If we are unable to close the auction within 15 days after the registration statement is initially declared effective, the underwriters or dealers will reconfirm all bids by either telephone or e-mail following the filing and effectiveness of the post-effective amendment. After the registration statement has been declared effective, the public offering price of the common stock may be set at a price that is outside the range set forth on the cover of the prospectus.

All bids that are not confirmed before the time specified by WR Hambrecht + Co, or if the time is not specified, by the close of the auction, are deemed withdrawn.

Once a potential investor affirmatively confirms its bid, the confirmation remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriters or a participating dealer.

If the number of shares or the proposed public offering price range is changed prior to effectiveness of the registration statement, the underwriters and participating dealers will notify the potential investor of the change and that its bid will not be accepted unless it is reconfirmed, regardless of whether the potential investor’s bid was above, below or within either the previous or the new proposed public offering price range. In addition, after effectiveness of the registration statement, if the number of shares offered is changed or the actual public offering price is below the low end or above the high end of the proposed public offering price range and the actual aggregate offering price represents a 20% or more change in the maximum aggregate proposed offering price, the underwriters and participating dealers will notify potential investors of the change and that bids will not be accepted from any potential investor who does not reconfirm its bid, regardless of whether the potential investor’s bid was above, below or within the public offering price range.

Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “Determination of Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accept the bids from those bidders whose bid is at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid.

Bidders receiving a pro rata portion of the shares bid receive an allocation of shares on a round lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has confirmed a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

The underwriters or a participating dealer notify successful bidders by e-mail, telephone or facsimile or mail that the auction has closed and that their confirmed bids have been accepted. Other bidders are notified that their bids have not been accepted.

Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile.

Determination of Public Offering Price

The public offering price for this offering is ultimately determined by negotiation between the underwriters and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to the offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction. The clearing price is used by the underwriters and us as the principal benchmark in determining the public offering price for the stock that will be sold in this offering.

The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is run. The shares subject to the underwriters’ over-allotment option are used to calculate the clearing price, whether or not the option is actually exercised.

Depending on the outcome of negotiations between the underwriters and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriters’ assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriters and we may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in the offering.

The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if the underwriters and we are not able to reach agreement on the public offering price, then the underwriters and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.

The following simplified example illustrates how the public offering price is determined through the auction process:

Company X offers to sell 1,000 shares in its public offering through the auction process. The underwriters, on behalf of Company X, receive five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 200 shares. The second bid is to pay $9.00 per share for 300 shares. The third bid is to pay $8.00 per share for 600 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that all of these bids are confirmed and not withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,000 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriters.

If the public offering price is the same as the $8.00 per share clearing price, the underwriters would confirm bids at or above $8.00 per share. Because 1,100 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 90% of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, the underwriters would confirm bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,000 shares offered, based on the 1,500 shares they requested, or two-thirds of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

Because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than two-thirds of the shares bid for. Thus, the potential investor who bid for 200 shares may receive a pro rata allocation of 100 shares (one-half of the shares bid for), rather than receiving a pro rata allocation of 133 shares (two-thirds of the shares bid for).

The following table illustrates the example described above, before rounding down any bids to the nearest round lot, assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

Initial Public Offering of Company X

	Bid Information			Auction Results
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated	Approximate Allocated Requested Shares	Clearing Price	Amount Raised
	200	200	$10.00	180	90%	$8.00	$1,440
	300	500	$9.00	270	90%	$8.00	$2,160
Clearing Price	600	1,100	$8.00	550	90%	$8.00	$4,400
	400	1,500	$7.00	0	0%	—	—
	800	2,300	$6.00	0	0%	—	—

Total:				1,000			$8,000

Requirements for Valid Bids

Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. In addition, once the registration statement becomes effective and the auction closes, a prospective investor submitting a bid through a WR Hambrecht + Co brokerage account must have an account balance equal to or in excess of the amount of its bid or WR Hambrecht + Co does not accept its bid. However, other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the acceptance of the bid. Conditions for valid bids, including eligibility standards and account funding requirements of other underwriters or participating dealers other than WR Hambrecht + Co may vary.

The Closing of the Auction and Allocation of Shares

The auction closes on a date estimated and publicly disclosed in advance by the underwriters on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The 4,200,000 shares offered by this prospectus, or 4,830,000 shares if the underwriters’ over-allotment option is exercised in full, will be purchased from us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the public offering price. These investors are notified by e-mail, telephone, voicemail, facsimile or mail as soon as practicable following the closing of the auction that their bids have been accepted.

Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters reserve the right to reject bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and they reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on the offering.

Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

No Sales of Similar Securities

We, our officers and directors and substantially all of our existing shareholders and option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of WR Hambrecht + Co, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. The lock-up period will be extended for up to 21 additional days, in some circumstances, if, during the period beginning approximately 18 days before expiration of the 180-day lock-up period and ending on the expiration of the 180-day lock-up period, we announce earnings or material news or a material event relating to us occurs. The lock-up period will be extended for up to 37 additional days, in some circumstances, if, before the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. However, the lock-up period will not be extended if, as of the expiration of the 180-day restricted period, our shares of common stock are “actively traded securities,” as defined in Regulation M, 17 CFR 242.101(c)(1). This definition requires that our common stock have a public float of at least $150 million, excluding shares held by our affiliates, and a 60-day average daily trading volume of at least $1,000,000. At any time and without public notice, WR Hambrecht + Co may, in its sole discretion and without notice, release all or some of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

The Nasdaq National Market Quotation

Our common stock has been approved for quotation on The Nasdaq National Market under the trading symbol “NRPH.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

Affiliations

Certain of the underwriters and their affiliates may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Hunton & Williams LLP. Morrison & Foerster LLP is counsel for the underwriters in connection with the offering.

EXPERTS

The consolidated financial statements of New River Pharmaceuticals Inc. and Subsidiaries as of December 28, 2003 and December 29, 2002, and for each of the fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

We intend to furnish our shareholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 29, 2002, December 28, 2003 and March 28, 2004 (unaudited)	F-3

Consolidated Statements of Operations for fiscal years ended December 30, 2001, December 29, 2002, December 28, 2003 and three months ended March 30, 2003 (unaudited) and March 28, 2004 (unaudited)	F-4

Consolidated Statements of Shareholders’ Equity (Deficit) for fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and three months ended March 28, 2004 (unaudited)	F-5

Consolidated Statements of Cash Flows for fiscal years ended December 30, 2001, December 29, 2002, December 28, 2003 and three months ended March 30, 2003 (unaudited) and March 28, 2004 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

When the reverse stock split referred to in Note 3 of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report:

/s/KPMG LLP

Roanoke, Virginia

July 30, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

New River Pharmaceuticals Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of New River Pharmaceuticals Inc. and Subsidiaries as of December 29, 2002 and December 28, 2003, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New River Pharmaceuticals Inc. and Subsidiaries as of December 29, 2002 and December 28, 2003, and the results of their operations and their cash flows for each of the fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

April 29, 2004, except as to note 3, which

    is as of              , 2004, note 5, which

    is as of June 30, 2004, and note 12, which

    is as of May 4, 2004

Roanoke, Virginia

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 29, 2002	December 28, 2003	March 28, 2004 (Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$614,184	$264,393	$63,149
Due from affiliates	14,850	88,381	90,602
Income taxes refundable	3,376	—	—
Prepaid expenses	1,918	—	13,652

Total current assets	634,328	352,774	167,403

PROPERTY AND EQUIPMENT:
Leasehold improvements	71,009	71,009	68,044
Machinery and equipment	717,372	755,992	675,477

	788,381	827,001	743,521
Less accumulated depreciation and amortization	403,831	544,109	494,517

Property and equipment, net	384,550	282,892	249,004

Total assets	$1,018,878	$635,666	$416,407

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Notes payable to shareholder	$—	$350,000	$1,750,000
Accounts payable	86,966	467,742	502,654
Unpaid and accrued research and development expenses	475,293	907,505	910,054
Other accrued expenses	220,694	36,773	22,894
Current maturities of long-term debt	135,714	—	—
Capital lease obligation	9,941	—	—
Due to affiliates	—	12,683	21,138

Total current liabilities	928,608	1,774,703	3,206,740

SHAREHOLDERS’ EQUITY (DEFICIT):
Preferred stock, par value $0.001 per share. Authorized 25,000 shares; none issued and outstanding	—	—	—
Common stock, par value $0.001 per share. Authorized 25,000,000 shares; issued and outstanding 11,181,288 shares in 2002, 12,592,888 shares in 2003 and 2004	11,181	12,593	12,593
Additional paid-in capital	20,906,676	24,492,382	24,674,459
Accumulated deficit	(20,827,587)	(25,644,012)	(27,477,385)

Total shareholders’ equity (deficit)	90,270	(1,139,037)	(2,790,333)

Total liabilities and shareholders’ equity (deficit)	$1,018,878	$635,666	$416,407

See accompanying notes to consolidated financial statements.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal years ended			Three months ended
	December 30, 2001	December 29, 2002	December 28, 2003	March 30, 2003	March 28, 2004
				(Unaudited)
SALES, NET	$240,866	$177,071	$—	$—	$—

OPERATING COSTS AND EXPENSES:
Cost of goods sold	105,294	51,491	—	—	—
Net sales returns of drug unavailable for sale	641,106	—	—	—	—
Selling, general and administrative	4,283,974	1,940,162	1,528,872	440,812	686,658
Research and development	3,909,349	2,683,011	3,138,655	788,730	1,108,258
Depreciation and amortization of property and equipment	162,396	174,984	140,278	39,831	30,543
Amortization of intangible assets	39,017	39,017	—	—	—

Total operating expenses	9,141,136	4,888,665	4,807,805	1,269,373	1,825,459

Operating loss	(8,900,270)	(4,711,594)	(4,807,805)	(1,269,373)	(1,825,459)

OTHER INCOME (EXPENSE):
Loss on sale of property and equipment	—	(89,374)	—	—	—
Interest expense	(131,815)	(58,537)	(12,804)	(1,856)	(8,455)
Interest income	101,555	29,610	4,184	636	541

Total other expense, net	(30,260)	(118,301)	(8,620)	(1,220)	(7,914)

Net loss	$(8,930,530)	$(4,829,895)	$(4,816,425)	$(1,270,593)	$(1,833,373)

NET LOSS PER SHARE:
Basic and diluted	$(1.12)	$(0.45)	$(0.41)	$(0.11)	$(0.15)

See accompanying notes to consolidated financial statements.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity (Deficit)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and the three months ended March 28, 2004 (unaudited)

	Common Stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Dollars
BALANCES at December 31, 2000	7,869,928	$7,870	$10,180,755	$(7,067,162)	$3,121,463
Issuance of common stock ($6.66 per share)	150,000	150	999,850	—	1,000,000
Stock-based compensation	—	—	1,391,280	—	1,391,280
Net loss	—	—	—	(8,930,530)	(8,930,530)

BALANCES at December 30, 2001	8,019,928	8,020	12,571,885	(15,997,692)	(3,417,787)
Issuance of common stock ($2.50 per share)	1,122,500	1,122	2,805,128	—	2,806,250
Conversion of long-term debt and accrued interest to common stock ($2.50 per share)	2,038,860	2,039	5,095,112	—	5,097,151
Contribution from shareholders	—	—	434,551	—	434,551
Net loss	—	—	—	(4,829,895)	(4,829,895)

BALANCES at December 29, 2002	11,181,288	11,181	20,906,676	(20,827,587)	90,270
Issuance of common stock ($2.50 per share)	1,411,600	1,412	3,527,588	—	3,529,000
Stock-based compensation	—	—	58,118	—	58,118
Net loss	—	—	—	(4,816,425)	(4,816,425)

BALANCES at December 28, 2003	12,592,888	12,593	24,492,382	(25,644,012)	(1,139,037)
Contribution of services by related party (unaudited)	—	—	182,077	—	182,077
Net loss (unaudited)	—	—	—	(1,833,373)	(1,833,373)

BALANCES at March 28, 2004 (unaudited)	12,592,888	$12,593	$24,674,459	$(27,477,385)	$(2,790,333)

See accompanying notes to consolidated financial statements.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended			Three months ended
	December 30, 2001	December 29, 2002	December 28, 2003	March 30, 2003	March 28, 2004
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,930,530)	$(4,829,895)	$(4,816,425)	$(1,270,593)	$(1,833,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	162,396	174,984	140,278	39,831	30,543
Amortization of intangible assets	39,017	39,017	—	—	—
Loss on sale of property and equipment	—	89,374	—	—	—
Stock-based compensation	1,391,280	—	58,118	58,118	—
Contribution of services by related party	—	—	—	—	182,077
Changes in operating assets and liabilities:
Trade accounts receivable	1,032,219	(4,857)	—	—	—
Due from affiliates, net	71,994	(9,291)	(73,531)	6,929	(2,221)
Other receivables	708	—	—	—	—
Inventories	41,116	(75,331)	—	—	—
Income taxes refundable	38,527	1,019	3,376	3,376	—
Prepaid expenses	79,322	1,167	1,918	(15,208)	(13,652)
Other current assets	61,129	4,059	—	—	—
Accounts payable	1,170,290	(794,101)	380,776	288,804	34,912
Unpaid and accrued research and development expenses and other accrued expenses	(80,689)	517,841	248,291	(172,750)	(11,330)
Due to affiliates	—	—	12,683	1,735	8,455

Net cash used in operating activities	(4,923,221)	(4,886,014)	(4,044,516)	(1,059,758)	(1,604,589)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	—	27,311	—	—	7,545
Purchase of property and equipment	(466,435)	(101,660)	(38,620)	(2,006)	(4,200)

Net cash provided by (used in) investing activities	(466,435)	(74,349)	(38,620)	(2,006)	3,345

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable to shareholder	—	—	350,000	350,000	1,400,000
Proceeds from convertible debt payable to shareholder	5,000,000	—	—	—	—
Principal payments on long-term debt	(271,428)	(271,430)	(135,714)	(135,714)	—
Principal payments on capital lease obligation	—	(47,831)	(9,941)	(9,941)	—
Issuance of common stock	1,000,000	2,806,250	3,529,000	300,000	—

Net cash provided by financing activities	5,728,572	2,486,989	3,733,345	504,345	1,400,000

Net increase (decrease) in cash and cash equivalents	338,916	(2,473,374)	(349,791)	(557,419)	(201,244)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,748,642	3,087,558	614,184	614,184	264,393

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,087,558	$614,184	$264,393	$56,765	$63,149

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$131,815	$42,595	$121	$121	$—

Income taxes paid (refunded)	$38,527	$(1,019)	$(3,376)	$(3,376)	$—

Noncash investing and financing activities:

In 2002, the Company issued 2,038,860 shares of common stock in satisfaction of convertible debt payable to shareholder of $5,000,000 plus accrued interest of $97,151.

In 2002, the Company financed the purchase of equipment totaling $57,772 with a capital lease.

In 2002, the Company transferred net liabilities of $434,551 to an affiliated company that was accounted for as a contribution from shareholders (see note 1(b)).

See accompanying notes to consolidated financial statements.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

(1)    ORGANIZATION AND NATURE OF BUSINESS

(a)    Organization

New River Pharmaceuticals Inc. (the Company), a Virginia corporation, was formed in 1996. The Company has a wholly-owned subsidiary, Lotus Biochemical (Bermuda) Ltd. (Lotus Bermuda), which exists to hold pharmaceutical intellectual property. While Lotus Bermuda has held such forms of intellectual property in the past, at December 28, 2003, Lotus Bermuda no longer held any such assets; however, Lotus Bermuda may be used again for such purpose in the future. Alternatively, the Company may decide to dissolve Lotus Bermuda at some time in the future. Through December 29, 2002, the Company also had a wholly-owned subsidiary, Lotus Export Corporation (dissolved on December 29, 2002), which was incorporated in the U.S. Virgin Islands and qualified as a Foreign Sales Corporation under Section 922(a)(2) of the Internal Revenue Code.

(b)    Nature of Business

The Company is a specialty pharmaceutical company focused on developing safer and improved versions of widely-prescribed drugs in large and growing markets. Utilizing its proprietary CarrierwaveTM technology, the Company is developing novel pharmaceuticals to address the significant drawbacks and adverse side effects of currently-marketed drugs.

Through December 27, 2002, the Company’s operations included the promotion and distribution of two prescription pharmaceutical products that received minimal promotion. Because of declining sales of these products, the Company decided to transfer these two products and the related promotion and distribution activities so that it could focus on what it deemed to be more promising prescription pharmaceutical product development opportunities. In late 2002, the Company effectively transferred the drug promotion and distribution of these products to Thyroid Marketing Company (TMC), a dormant corporation affiliated with Third Security, LLC (Third Security), itself an affiliate of the Company. Effective December 27, 2002, the Company transferred net liabilities of $434,551 to TMC in exchange for 100% (10,000 shares) of the outstanding common stock of TMC. The assets and liabilities were transferred to TMC at their historical cost basis and consisted of the following (see also note 9):

Assets:
Trade accounts receivable	$18,888
Inventories	180,629
Prepaid expenses	25,562
Intangible assets, net	381,493

606,572

Liabilities:
Accounts payable	649,500
Accrued expenses	120,195
Current maturities of long-term debt	271,428

1,041,123

Net liabilities transferred	$(434,551)

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

Immediately after the transfer, the Board of Directors of the Company approved a distribution by the Company to its shareholders of the 10,000 shares of TMC stock.

On December 30, 2002, the State Corporation Commission of the Commonwealth of Virginia approved the incorporation of Harvest Pharmaceuticals Inc (Harvest), a wholly-owned subsidiary of TMC. Effective December 31, 2002, the shareholders of TMC approved the merger of TMC into Harvest, and each issued and outstanding share of Harvest was canceled and each issued and outstanding share of TMC was converted into 100 shares of common stock of Harvest.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Unaudited Interim Results

The accompanying consolidated balance sheet as of March 28, 2004 and the consolidated statements of operations and cash flows for the three months ended March 30, 2003 and March 28, 2004 and the statement of shareholders’ equity (deficit) for the three-month period ended March 28, 2004 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the consolidated financial position as of March 28, 2004 and the consolidated results of operations and cash flows for the three months ended March 30, 2003 and March 28, 2004 have been made. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or eliminated. The consolidated results of operations for the three months ended March 28, 2004 are not necessarily indicative of the results to be expected for the year ending January 2, 2005 or for any other interim period.

(b)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)    Fiscal Year

The Company maintains its books using a 52/53-week fiscal year ending on the Sunday nearest the last day of December. Fiscal years 2001, 2002 and 2003 ended on December 30, 2001, December 29, 2002 and December 28, 2003, respectively, and each included 52 weeks. Reference to years in the consolidated financial statements and accompanying notes relate to fiscal years rather than calendar years.

(d)    Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

December 29, 2002, December 28, 2003 and March 28, 2004, cash equivalents consisted of money market accounts totaling approximately $578,000, $403,000 and $-0-, respectively.

(e)    Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts routinely. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. Due to its current lack of revenues, the Company does not have any trade accounts receivable at December 29, 2002, December 28, 2003 or March 28, 2004.

(f)    Inventories

Inventories consist of raw materials, supplies, and finished goods produced on behalf of the Company under various contract manufacturing agreements, and are stated at the lower of average cost or market. Since the Company does not currently have any products on the market, nor any products currently approved by the Food and Drug Administration or other regulatory body for production, the Company does not have any inventory at December 29, 2002, December 28, 2003 or March 28, 2004.

(g)    Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the various assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases. Estimated useful lives are five years for machinery and equipment and three years for leasehold improvements. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed when incurred.

Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the leases. These assets are amortized using the straight-line method over the estimated useful lives of the assets.

(h)    Purchased Intangibles

The initial costs in excess of net assets acquired arising from asset purchases and product acquisitions were being amortized on a straight-line basis over 15 years. Effective December 27, 2002, these assets were transferred to TMC (see note 1(b)).

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

(i)    Impairment or Disposal of Long-Lived Assets

On December 31, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS No. 144, long-lived assets, such as amortizing intangible assets and machinery and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the financial statements and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

The adoption of SFAS No. 144 did not affect the Company’s consolidated financial statements. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

(j)    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)    Revenue Recognition, Cost of Goods Sold and Sales Returns

The Company recognizes revenue when the product is shipped and the customer takes ownership and assumes risk of loss. Although at December 28, 2003 and March 28, 2004, the Company had no products available for sale, it does anticipate having products available for sale in the future. The Company anticipates that some of its sales will be to wholesalers who have the right to return purchased product. In accordance with SFAS No. 48, Revenue Recognition When the Right of Return Exists, until the Company has sufficient sales history to estimate product returns, it will have to defer recognition of revenue on such sales until the products are dispensed through patient prescriptions. Once the Company has obtained sufficient sales history to estimate product returns, under SFAS No. 48, it will be able to recognize revenue on product shipments, net of a reasonable allowance for estimated returns relating to these shipments.

Essentially all sales for the fiscal years ended December 30, 2001 and December 29, 2002 were derived from the sale of two drugs and one drug, respectively. Due to difficulties encountered in the

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

manufacturing of one of these drugs, the Company decided during 2001 to reformulate the drug. Due to the time required to complete the reformulation process, the drug was unavailable for sale beginning in November 2001. As a new supply of the drug was not available to offset returns of expired product from wholesalers, returns exceeded sales during 2001. Net sales returns for this drug during 2001 totaled $641,106. Effective December 27, 2002, the Company transferred the operations related to these drugs to TMC (see note 1(b)).

(l)    Research and Development

Research and development expenses consist of direct costs and indirect costs. Direct research and development costs include salaries and related costs of research and development personnel, and the costs of consultants, facilities, materials and supplies associated with research and development projects as well as various laboratory studies. Indirect research and development costs include depreciation and other indirect overhead expenses. The Company considers that regulatory and other uncertainties inherent in the research and development of new products preclude it from capitalizing such costs. This treatment includes up-front and milestone payments made to third parties in connection with research and development collaborations. At December 28, 2003, the Company had research and development commitments with third parties totaling approximately $1,345,000, of which approximately $721,000 had not yet been incurred. At March 28, 2004, the Company had research and development commitments with third parties totaling approximately $2,408,000, of which approximately $1,104,000 had not yet been incurred. The commitments are cancelable by the Company at any time upon written notice.

(m)    Stock-Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options, including stock options granted to outside members of the Board of Directors. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Fiscal years ended			Three months ended
	December 30, 2001	December 29, 2002	December 28, 2003	March 30, 2003	March 28, 2004
Net loss:
As reported	$(8,930,530)	$(4,829,895)	$(4,816,425)	$(1,270,593)	$(1,833,373)
Add stock-based employee compensation expense included in reported net loss, net of related tax effects	1,391,280	—	58,118	58,118	—
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,875,490)	(84,099)	(154,601)	(82,239)	(30,008)

Pro forma	$(9,414,740)	$(4,913,994)	$(4,912,908)	$(1,294,714)	$(1,863,381)

Net loss per share:
Basic and diluted:
As reported	$(1.12)	$(0.45)	$(0.41)	$(0.11)	$(0.15)
Pro forma	$(1.18)	$(0.46)	$(0.41)	$(0.12)	$(0.15)

The per share weighted average fair value of stock options granted during fiscal years 2001 and 2003 of $3.34 and $0.88, respectively, and $0.81 for the three months ended March 30, 2003 was determined on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal years ended		Three months ended March 30, 2003
	December 30, 2001	December 28, 2003
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.50%	3.95% –4.67%	3.95%
Expected life of options	10 years	10 years	10 years
Expected volatility	0%	0%	0%

Because the determination of the fair value of all options granted after the Company becomes a publicly traded entity will include an expected volatility factor in addition to the factors described above and because additional option grants are expected in the future, the pro forma disclosures above are not representative of the pro forma effects of option grants on reported net operating results in future years.

(n)    Net Loss Per Share

Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net loss of the Company (Also see note 10 ).

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

(o)    Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Prior to the transfer to TMC, the Company’s customer base included primarily wholesalers, pharmacies, and other distributors of pharmaceutical products. There were no significant concentrations in net sales in fiscal years 2001 or 2002.

(p)    Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts. Actual results could differ from management’s estimates.

(q)    Reclassifications

Certain reclassifications have been made to the 2001 and 2002 consolidated financial statements to place them on a basis comparable to the 2003 and 2004 consolidated financial statements.

(3)    LIQUIDITY AND INITIAL PUBLIC OFFERING

As of December 28, 2003, the Company had an accumulated deficit of $25,644,012, negative working capital of $1,421,929 and shareholders’ deficit of $1,139,037. The Company has historically required significant funding from external investors and related parties in order to meet its financial obligations. Management anticipates that this trend will continue for the foreseeable future.

The Company’s future capital requirements will depend on the progress of its research on and development of product candidates; the timing and outcome of regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights; the status of competitive products; the availability of financing and the Company’s success in developing markets for its product candidates.

In February and March 2004, the Company received $1,400,000 and in April 2004, the Company received a total of $50,000 from Kirkfield, L.L.C., a related party, in exchange for a series of promissory demand notes. The notes were due, along with accrued interest at the prime rate, upon demand of the holder or in the event of default (as defined) by the Company. On March 26, 2004, the Company entered into a Subscription Agreement with New River Management III, LP (the Fund), an affiliated private equity fund, pursuant to which the Company agreed to sell, and the Fund agreed to purchase 453,333 shares of the Company’s common stock on April 9, 2004, 156,667 shares on May 10, 2004, 150,000 shares on or before June 9, 2004, and 150,000 shares on or before July 12, 2004 at $5.00 per share. On April 16, 2004, the Company repaid the outstanding balances of the notes payable to Kirkfield, L.L.C., totaling $1,800,000 (see note 8) plus accrued interest, using a portion of the $2,266,665 proceeds received from the sale of common stock to the Fund, which was originally due on April 9, 2004 and which was received on April 14, 2004. The proceeds from the May 10, 2004,

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

June 9, 2004 and July 12, 2004 stock issuances totaled $783,335, $750,000 and $750,000, respectively, and were received on May 14, 2004, June 10, 2004 and July 12, 2004, respectively. On May 3, 2004, the Company also issued 60,000 shares of common stock to a member of the Board of Directors of the Company and received proceeds of $300,000 for this sale.

In connection with the sales through May 14, 2004 of 670,000 shares of common stock at $5.00 per share described in the previous paragraph, the Company will record approximately $482,000 of expense during the second quarter of 2004. This expense represents the difference between the estimated fair value of the common stock of $5.72 per share at April 14, 2004, May 3, 2004, and May 14, 2004 and the sales price of $5.00 per share. The June 10, 2004 sale of 150,000 shares, the July 12, 2004 sale of 150,000 shares and any subsequent common stock sales will result in additional expense based on the difference between the share price as determined in an initial public offering of the Company’s common stock and the sales price of the shares sold.

On April 23, 2004, the Company entered into a credit agreement with Randal J. Kirk (2000) Limited Partnership (the Partnership), a related party. Under the terms of the credit agreement, the Partnership has provided an irrevocable line of credit to the Company for up to the principal amount of $5,000,000. The proceeds from the credit line are to be used by the Company for general working capital and operating expenses. Amounts advanced to the Company under this credit agreement bear interest at 12% and payments made by the Company are applied first to any accrued interest. The entire amount of credit extended, plus any interest, is due the earlier of April 1, 2005 or upon the completion of an initial public offering of the Company’s common stock.

Management believes its existing cash and cash equivalents, the Subscription Agreement with the Fund and the credit agreement with the Partnership will be sufficient to fund its operating expenses and capital expenditures through at least March 31, 2005.

To the extent the Company’s capital resources are insufficient to meet future capital requirements, the Company will need to raise additional capital or incur indebtedness to fund its operations. Such additional debt or equity financing may not be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate its research and development programs, reduce its commercialization efforts or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain product candidates that it might otherwise seek to develop or commercialize independently.

In April 2004, the Board of Directors (Board) authorized the Company to file a registration statement with the Securities and Exchange Commission covering the proposed sale by the Company of its common stock to the public. On June 25, 2004, the Board approved, subject to shareholder approval, the amendment and restatement of the Company’s Articles of Incorporation to provide for, among other things, an increase in the number of authorized shares of common stock and preferred stock to 150,000,000 shares and 25,000,000 shares, respectively, and a one-for-two reverse stock split of the Company’s common stock. All references in the consolidated financial statements to common shares, common stock options, common share prices and per common share amounts have been adjusted retroactively for all periods presented to reflect this reverse stock split. The Board also

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

approved the 2004 Incentive Compensation Plan. Effective July 2, 2004, the Company’s shareholders approved the amendment and restatement of the Company’s Articles of Incorporation and the 2004 Incentive Compensation Plan. The reverse stock split and the 2004 Incentive Compensation Plan will be effective immediately prior to the consummation of the sale of common stock to the public. Effective July 29, 2004, the Board approved the grant of a total of 10,000 stock options to two Board nominees under the 2004 Incentive Compensation Plan. The grant is effective upon the appointment of the two nominees to the Board, which will occur upon completion of the initial public offering of the Company’s common stock. These 10,000 stock options will have a per share exercise price equal to the per share offering price in the initial public offering of the Company’s common stock, vest immediately upon the date of grant and expire 10 years from the date of grant. Effective July 30, 2004, the Board approved the grant of a total of 160,000 stock options to three officers of the Company under the 2004 Incentive Compensation Plan. The grant is effective upon the completion of the initial public offering of the Company’s common stock. These 160,000 stock options will have a per share exercise price equal to the per share offering price in the initial public offering of the Company’s common stock, vest in three equal annual installments commencing one year from the date of grant and expire 10 years from the date of grant.

(4)    ALLOWANCE FOR DOUBTFUL ACCOUNTS FOR TRADE ACCOUNTS RECEIVABLE

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the fiscal years 2001 and 2002 follows:

	2001	2002
Balance at beginning of year	$115,449	$6,000
Losses charged to allowance	(109,449)	(6,000)

Balance at end of year	$6,000	$—

(5)    ROYALTY OBLIGATIONS

During 2001 and 2002, the Company had royalty obligations relating to two of its owned products. Sales of the first product were subject to a royalty of 15% of annual net product sales, limited to a maximum of $300,000 per year. Royalty expense for this product for the fiscal years ended December 30, 2001 and December 29, 2002 was $656 and $29,993, respectively. Sales of the second product were subject to a royalty of 10% of annual net product sales, with a minimum annual royalty of $25,000 and a maximum annual royalty of $250,000. Royalty expense for this product for each of the fiscal years ended December 30, 2001 and December 29, 2002 was $25,000. The accrued and unpaid royalties related to these products, as well as any future royalty obligations, were transferred to TMC on December 27, 2002 (see note 1(b)).

Effective June 30, 2004, the Company entered into an agreement (the Agreement) with Innovative Technologies, L.L.C. (Innovative Technologies) which effectively amended the Company’s obligation in its entirety under previous existing agreements with Innovative Technologies. The previous agreements were executed in connection with the Company’s acquisition of certain of its intellectual

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

property from Innovative Technologies in prior years. The Agreement provides for an upfront fee of $200,000 and a 1% royalty on net sales (as defined in the Agreement) for a period of 10 years or up to $1 million, whichever comes first.

(6)    LONG-TERM DEBT

Long-term debt consisted of the following at December 29, 2002:

Note payable in semiannual principal installments of $135,714, plus interest at prime plus 1% (5.25% at December 29, 2002) collateralized by certain assets. Principal payments were originally due through December 31, 2003	$135,714

Total long-term debt	135,714
Less current maturities	(135,714)

Long-term debt, less current maturities	$—

The fiscal year 2003 installments of the note payable were transferred to TMC (see note 1(b)) on December 27, 2002. The semiannual installment due in December 2002 was paid by the Company subsequent to December 29, 2002.

(7)    LEASES

The Company leases its research and development facilities pursuant to an operating lease that is subject to annual renewals. Monthly payments under the lease are $7,232. The existing lease expires July 31, 2004; however, the Company anticipates renewing the lease for successive one-year periods under similar terms as those in effect at March 28, 2004. Total rent expense under operating leases was $88,340, $93,283 and $103,932 for the years ended December 30, 2001, December 29, 2002 and December 28, 2003, respectively. Total rent expense under operating leases was $32,879 and $26,389 for the three-month periods ended March 30, 2003 and March 28, 2004, respectively.

In fiscal year 2002, the Company entered into a capital lease to finance the purchase of equipment. Monthly payments on the lease were $5,031, including interest at an effective rate of 10.17%, through March 2003. The net book value of this equipment was $50,069, $38,515 and $35,626 at December 29, 2002, December 28, 2003 and March 28, 2004, respectively.

(8)    RELATED PARTY TRANSACTIONS

During 2003, the Company paid for certain general and administrative expenses totaling $67,287 on behalf of Harvest, subject to an understanding that Harvest would reimburse the Company for any such payments. At December 28, 2003 and March 28, 2004, the balance due from Harvest for these expenses was $39,883. During the three-month period ended March 28, 2004, the Company sold equipment with a net book value of $7,545 to Harvest and recorded this amount as due from affiliates. At December 29,

2002, the amount shown as being due from affiliates consisted of cash disbursements made by the Company on behalf of certain of the Company’s affiliates.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

Third Security provides to the Company accounting, finance, information technology, human resources, legal and executive management services. Through December 28, 2003, the Company did not record the estimated cost of these services in the consolidated financial statements. Effective December 29, 2003, in anticipation of increased services to be provided by Third Security associated with the planned initial public offering of the Company’s common stock, the Company began recording the estimated cost of these services as selling, general and administrative expenses and as a contribution to additional paid-in capital. The estimated cost of these services approximated $160,000, $134,000 and $176,000 in fiscal years 2001, 2002 and 2003, respectively, and $36,000 and $182,000 for the three-month periods ended March 30, 2003 and March 28, 2004, respectively. Management estimated the cost of these services based on the actual compensation of the individuals performing the work multiplied by an estimated percentage of the individual’s time allocated to services performed for the Company. Management believes that this method is a reasonable approximation of the cost of these services. Management also believes that it is not practicable to estimate the cost for these services that would have been incurred if the Company had operated as an unaffiliated entity in fiscal years 2001, 2002 and 2003 and for the three-month periods ended March 30, 2003 and March 28, 2004. At December 28, 2003 and March 28, 2004, Third Security owed the Company $48,498 and $43,174, respectively, for amounts advanced by the Company.

Between March 2003 and October 2003, the Company received cash of $3,529,000 from New River Management II, LP, an affiliated company, in exchange for the issuance of 1,411,600 shares of common stock at $2.50 per share.

In February 2003, the Company received $350,000 from Kirkfield, L.L.C., a shareholder of the Company, in exchange for a promissory demand note payable. The note was due, along with accrued interest at the prime rate (4.0% at December 28, 2003), upon demand of the holder or in the event of default (as defined) by the Company. Interest expense, which is accrued and included in due to affiliates at December 28, 2003 and March 28, 2004, totaled $12,683 in fiscal 2003 and $1,735 and $8,455 for the three-month periods ended March 30, 2003 and March 28, 2004, respectively. On April 16, 2004, the Company paid off the outstanding balance, including accrued interest, of this note (see note 3).

During February 2002 through April 2002, the Company issued a total of 1,122,500 shares of common stock to existing shareholders at a price of $2.50 per share, for total cash proceeds of $2,806,250. Also, during February 2002, a $5,000,000 convertible promissory note payable to shareholder, plus accrued and unpaid interest of $97,151, was converted into 2,038,860 shares of common stock at a price of $2.50 per share.

(9)    INCOME TAXES

There is no income tax benefit recognized for the fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and the three-month periods ended March 30, 2003 and March 28, 2004 due to the net losses combined with no current ability to confirm recovery of the benefits of these losses.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

Income tax benefit for the fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 differed from amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following:

	2001	2002	2003
Computed “expected” income tax benefit	$(3,036,380)	$(1,642,164)	$(1,637,584)
(increase) reduction in income tax benefit resulting from:
State income tax benefit, net of effect of federal income taxes	(264,757)	(142,993)	(142,779)
Other, net	5,494	5,209	3,084
Change in valuation allowance for deferred tax assets	3,295,643	1,779,948	1,777,279

Total income tax benefit	$—	$—	$—

The tax effects of temporary differences that comprise the deferred tax assets and deferred tax liabilities at December 29, 2002 and December 28, 2003 follow:

	2002	2003
Deferred tax assets:
Property and equipment, due primarily to differences in depreciation and amortization	$213,697	$205,924
Stock-based compensation	514,356	535,842
Intangible assets	405,848	359,019
Net operating loss carryforwards	6,482,015	8,288,515

Total gross deferred tax assets	7,615,916	9,389,300
Less valuation allowance	(7,612,021)	(9,389,300)

Net deferred tax assets	3,895	—
Deferred tax liabilities:
Prepaid expenses	(3,895)	—

Net deferred tax asset	$—	$—

In conjunction with the transfer of net liabilities to TMC (see note 1(b)), the Company also transferred net deferred tax assets of $69,770 and a valuation allowance against those net deferred tax assets of $69,770 to TMC.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that the Company will not realize the benefits of these deferred tax assets. The valuation allowance increased

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

$3,295,643, $1,779,948 and $1,777,279 in 2001, 2002 and 2003, respectively; the change in each year offsetting the change in net deferred tax assets.

At December 28, 2003, the Company has a loss carryforward for income tax purposes of approximately $22.4 million available to offset future taxable income, of which approximately $1.9 million expires in 2019, approximately $2.8 million expires in 2020, approximately $7.6 million expires in 2021, approximately $5.2 million expires in 2022 and approximately $4.9 million expires in 2023. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards that can be used in future years.

(10)    NET LOSS PER SHARE

The following is a reconciliation of the numerators and denominators of the net loss per share computations for the periods presented:

	Net loss (numerator)	Shares (denominator)	Per share amount
Fiscal year ended December 30, 2001:
Basic net loss per share	$(8,930,530)	7,980,597	$(1.12)
Effect of dilutive stock options	—	—

Diluted net loss per share	$(8,930,530)	7,980,597

Fiscal year ended December 29, 2002:
Basic net loss per share	$(4,829,895)	10,689,911	$(0.45)
Effect of dilutive stock options	—	—

Diluted net loss per share	$(4,829,895)	10,689,911

Fiscal year ended December 28, 2003:
Basic net loss per share	$(4,816,425)	11,842,813	$(0.41)
Effect of dilutive stock options	—	—

Diluted net loss per share	$(4,816,425)	11,842,813

Three-month period ended March 30, 2003 (unaudited):
Basic net loss per share	$(1,270,593)	11,203,705	$(0.11)
Effect of dilutive stock options	—	—

Diluted net loss per share	$(1,270,593)	11,203,705

Three-month period ended March 28, 2004 (unaudited):
Basic net loss per share	$(1,833,373)	12,592,888	$(0.15)
Effect of dilutive stock options	—	—

Diluted net loss per share	$(1,833,373)	12,592,888

All stock options could potentially dilute net loss per share and therefore, they were not included in the computation of diluted net loss per share because to do so would have been antidilutive.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

(11)    STOCK-BASED COMPENSATION

The Company’s Board of Directors has adopted an Employee Stock Option Plan (the Plan) pursuant to which the Company’s Board of Directors may grant stock options to officers, directors and employees. The Plan authorizes grants of options to purchase up to 1,000,000 shares of the Company’s authorized, but unissued common stock. Accordingly, 1,000,000 shares of authorized, but unissued common stock are reserved for use in the Plan, of which 439,000 shares may be issued as incentive stock options. The term of each stock option is fixed, but no stock option shall be exercisable more than ten years after the date the stock option is granted. Certain stock options granted under the Plan are exercisable at the date of grant. All other options vest within three years.

Stock option activity during the fiscal years ended December 30, 2001, December 29, 2002, December 28, 2003 and for the three-month period ended March 28, 2004 was as follows:

	Number of shares	Weighted average exercise price
Balance at December 31, 2000	107,500	$6.66

Issued from the conversion of stock appreciation rights	341,000	2.58
Granted	307,500	6.66

Balance at December 30, 2001	756,000	4.82

Forfeited	(173,750)	6.66

Balance at December 29, 2002	582,250	4.26

Granted	261,813	2.50
Forfeited	(180,000)	6.66

Balance at December 28, 2003	664,063	3.10

Granted (unaudited)	—	—
Forfeited (unaudited)	—	—

Balance at March 28, 2004 (unaudited)	664,063	3.10

Exercisable at December 28, 2003	393,500	3.44

At December 28, 2003, the weighted average remaining contractual life of outstanding options was 8.1 years.

Included in the 261,813 options granted during the fiscal year ended December 28, 2003 were 71,813 options granted to a nonemployee member of the Board of Directors of the Company for work performed in addition to his role as a Board member. The Company recorded stock-based compensation expense of $58,118 related to these options for the fiscal year ended December 28, 2003 and the three-month period ended March 30, 2003. The per share fair value of $0.81 of these options was determined on the date of grant utilizing the Black-Scholes option pricing model with the following assumptions: no expected dividend yield, risk-free interest rate of 3.95%, expected option life of ten years, and no volatility.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

During 2000, the Company established a stock appreciation rights (SAR) plan. Under the plan, the Company awarded 376,000 units in February 2000 to selected key employees at the then $2.58 fair value per share of the Company’s common stock. The SARs awarded during 2000 were all 100% vested as of the award date and were to expire in January 2011. No SARs were exercisable before an initial public offering of the Company’s common stock, or a sale of substantially all of the Company’s assets; therefore, at December 31, 2000, no SARs were exercisable.

The 376,000 SARs units, less 35,000 that had been forfeited, were subsequently converted to stock options at $2.58 per share in April 2001. Since the exercise price ($2.58 per share) of these options at the date of conversion was below the fair value ($6.66 per share) of the Company’s common stock, the Company recorded stock-based compensation expense of $1,391,280 relating to the 341,000 stock options.

(12)    CONTINGENCIES

In May 2002, the Company filed suit against DSM Pharmaceuticals, Inc. (DSM), alleging breach of contract and misrepresentations by DSM and failure of consideration by DSM. The Company was seeking recovery of approximately $1,056,000 paid to DSM, treble damages and attorneys’ fees for violation of the Tennessee and/or North Carolina Consumer Protection Acts, and unliquidated consequential damages as a result of DSM’s common law misrepresentations. DSM counterclaimed against the Company for $583,305 that it contended was still owed by the Company to DSM pursuant to the agreement(s) between the parties, together with prejudgment interest. The Company has invoices relating to DSM totaling $464,043 in unpaid and accrued research and development expenses in the accompanying consolidated balance sheets at December 29, 2002, December 28, 2003 and March 28, 2004. On March 23, 2004, the court ordered that this case proceed to mediation within 60 days and that the parties report the results of mediation on or before May 31, 2004. The parties thereupon instituted settlement discussions and reached an agreement for the settlement of all claims and counterclaims associated with the litigation, mutual releases between the parties and their affiliates, and the payment of $1.3 million to the Company by DSM. An Agreed Order of Dismissal with Prejudice evidencing the dismissal of all claims associated with the litigation was signed by counsel for both parties and submitted to the court for entry upon the Company’s receipt of the settlement amount of $1.3 million from DSM on May 4, 2004. As a result of this settlement, the Company recognized a gain of $1,764,043 in April 2004, including reversing the outstanding invoices of $464,043.

From time to time, the Company is involved in other litigation in the normal course of business. Management believes that any costs resulting from such litigation will not have a significant adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

(13)    RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and

the three months ended March 30, 2003 and March 28, 2004

(Information as of March 30, 2003 and March 28, 2004 and the

three-month periods then ended is unaudited)

as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As the Company does not have instruments within the scope of SFAS No. 150, the adoption of this standard had no impact on the Company’s consolidated financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual consolidated financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. In accordance with FIN 45, the Company is required to disclose the nature and potential future payments under existing guarantees. The Company had no guarantees within the scope of FIN 45 as of December 28, 2003 or March 28, 2004.

In December 2003, the FASB issued FIN No. 46(R), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN 46(R)). FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. For public companies, FIN 46(R) is effective for all variable interest entities created or acquired either after March 15, 2004 for companies that are not small business issuers or December 15, 2004 for companies that are small business issuers. For nonpublic companies, FIN 46(R) applies immediately to variable interest entities or potential variable interest entities created after December 31, 2003, or by the beginning of the first annual period beginning after December 15, 2004, to all other entities. The Company has not entered into any contractual relationships with a variable interest entity as of December 28, 2003 or March 28, 2004.

(14)    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 29, 2002 and December 28, 2003:

	Quarter ended
Fiscal year ended December 29, 2002	March 31	June 30	September 29	December 29
Sales, net	$5,338	$44,373	$82,928	$44,432
Net loss	(1,730,449)	(789,560)	(1,073,544)	(1,236,342)
Basic and diluted net loss per share	(0.18)	(0.06)	(0.10)	(0.11)

Fiscal year ended December 28, 2003	March 30	June 29	September 28	December 28
Net loss	$(1,270,593)	$(925,013)	$(1,200,175)	$(1,420,644)
Basic and diluted net loss per share	(0.11)	(0.08)	(0.10)	(0.12)

4,200,000 Shares

New River Pharmaceuticals Inc.

Common Stock

Dealer Prospectus Delivery Obligation

Until                     , 2004 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The expenses, other than underwriting discounts and commissions, expected to be incurred by us in connection with the issuance and distribution of the securities being registered under this registration statement are estimated to be as follows:

Amount to be Paid
SEC registration fee	$8,568
NASD filing fee	7,262
The Nasdaq National Market listing fee	100,000
Printing and engraving expenses	150,000
Legal fees and expenses	425,000
Auditing fees and expenses	225,000
Transfer agent and registrar fees	1,000
Miscellaneous fees and expenses	8,170

Total	$925,000

Item 14.    Indemnification of Directors and Officers.

The Virginia Stock Corporation Act (the “VSCA”) permits, and the Registrant’s amended and restated articles of incorporation provide for the indemnification of its directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Under sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Registrant’s amended and restated articles of incorporation require indemnification of directors and officers with respect to certain liabilities and expenses imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. The Registrant has obtained insurance on behalf of its directors, officers, employees or agents that may cover liabilities under the Securities Act. In addition, the VSCA and the Registrant’s amended and restated articles of incorporation eliminate the liability for monetary damages of a director or officer in a shareholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 through 704 of the VSCA are incorporated into this paragraph by reference.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against some liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Item 15.    Recent Sales of Unregistered Securities.

Over the past three years, we have granted and issued options to purchase 266,813 shares of our common stock with a weighted average price of $2.54 to a number of our employees, directors and consultants pursuant to our Stock Option Plan. We believe that the option issuances described above and exercise of such options were exempt from registration requirements of the Securities Act by reason of Rule 701 promulgated thereunder.

We have issued shares of common stock over the past three years in private placements under Section 4(2) of the Securities Act as follows:

Purchaser	Date of Purchase	Number of Shares Purchased	Price Per Share	Aggregate Consideration
John P. Szlasa (1)	May 4, 2001	74,955	$6.66	$500,000
RJK, L.L.C. (2)	February 23, 2002	2,718,860	2.50	6,797,150
Third Security Staff 2001 LLC (3)	February 23, 2002	120,000	2.50	300,000
Marcus E. Smith (4)	March 5, 2002	40,000	2.50	100,000
Dixon D. Low (4)	March 5, 2002	40,000	2.50	100,000
Larry D. Horner (5)	March 5, 2002	30,000	2.50	75,000
Donna D. Manning (6)	March 5, 2002	20,000	2.50	50,000
Stephen R. Frank	March 5, 2002	100,000	2.50	250,000
Robert M. and Mara G. Patzig (7)	March 14, 2002	1,000	2.50	2,500
Audrey Ho (7)	March 15, 2002	40,000	2.50	100,000
Doit L. Koppler, II (7)	March 15, 2002	1,000	2.50	2,500
Randall G. Newberry	March 26, 2002	40,000	2.50	100,000
Steven G. Kirk (8)	March 28, 2002	500	2.50	1,250
Thomas and Toni H. Piccariello (9)	April 23, 2002	10,000	2.50	25,000
New River Management II, LP (10)	March 13, 2003	120,000	2.50	300,000
New River Management II, LP (10)	March 31, 2003	371,600	2.50	929,000
New River Management II, LP (10)	July 15, 2003	120,000	2.50	300,000
New River Management II, LP (10)	July 28, 2003	360,000	2.50	900,000
New River Management II, LP (10)	October 21, 2003	440,000	2.50	1,100,000
New River Management III, LP (11)	April 14, 2004	453,333	5.00	2,266,665
Roger D. Griggs (5)	May 3, 2004	60,000	5.00	300,000
New River Management III, LP (11)	May 14, 2004	156,667	5.00	783,335
New River Management III, LP (11)	June 10, 2004	150,000	5.00	750,000
New River Management III, LP (11)	July 12, 2004	150,000	5.00	750,000

(1)	Previously served as our Vice President, Marketing.
(2)	RJK, L.L.C. is an affiliate of Mr. Kirk. 2,038,860 of these shares were issued upon the conversion of the Convertible Promissory Note issued by us on August 27, 2001. The remaining 680,000 shares were issued in consideration for $1,700,000 in cash.
(3)	Affiliate of Mr. Kirk.
(4)	Previously served on our board of directors and currently serves as an employee of Third Security, LLC, an affiliate of Mr. Kirk.
(5)	Serves on our board of directors.
(6)	Spouse of Mr. Horner.
(7)	Serves as an employee of Third Security, LLC, an affiliate of Mr. Kirk.
(8)	Brother of Mr. Kirk.
(9)	Previously served as our Vice President, Polypeptide Drug Development.
(10)	New River Management II, LP is a private equity fund affiliated with Mr. Kirk.
(11)	New River Management III, LP is a private equity fund affiliated with Mr. Kirk. On March 26, 2004, we entered into a Subscription Agreement with New River Management III, LP pursuant to which we agreed to sell, and the fund agreed to purchase, the shares issued on April 14, 2004, May 14, 2004, June 10, 2004 and July 12, 2004.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Amended and Restated Articles of Incorporation
3.2	*	Amended and Restated Bylaws
5.1	*	Opinion of Hunton & Williams LLP
10.1	*	Form of Incentive Compensation Plan
10.2	*	Form of Administrative Services Agreement by and between New River Pharmaceuticals Inc. and Third Security, LLC
10.3	*	Form of Lease Agreement by and between New River Pharmaceuticals Inc. and Third Security, LLC
10.4	*	Lease Agreement, dated May 15, 2000, by and between Virginia Tech Foundation, Inc. and Lotus Biochemical Corporation, as amended by that certain Modification and Renewal of Lease, dated April 25, 2001, that certain Modification of Lease, dated February 4, 2002, that certain Renewal of Lease, dated April 29, 2002, and that certain Renewal of Lease, dated June 25, 2003
10.5	*	Sublease Agreement, dated as of July 23, 2001, as amended, by and among Veterinary Technologies Corporation, New River Pharmaceuticals Inc. and Virginia Tech Foundation, Inc.
10.6	*	Credit Agreement, dated April 23, 2004, by and between New River Pharmaceuticals Inc. and Randal J. Kirk (2000) Limited Partnership
10.7	*	Assignment, dated November 9, 2000, by Thomas Piccariello, Randal J. Kirk and Lawrence P. Olon in favor of Lotus Biochemical Corporation
10.8	*	Assignment, dated December 26, 2001, by Thomas Piccariello, Randal J. Kirk and Lawrence P. Olon in favor of New River Pharmaceuticals Inc.
10.9	*	Assignment, dated July 16, 2003, by Thomas Piccariello, Randal J. Kirk and Lawrence P. Olon in favor of New River Pharmaceuticals Inc.

10.10	*	Agreement, dated June 30, 2004, by and among New River Pharmaceuticals Inc., Innovative Technologies, L.L.C. and Keith Latham
23.1	*	Consent of Hunton & Williams LLP (included in Exhibit 5.1)
23.2		Consent of KPMG LLP
24.1	*	Power of Attorney (included on the signature page of this registration statement)
99.1	*	Consent of Cesar L. Alvarez to be named as a director
99.2	*	Consent of Burton E. Sobel, M.D., to be named as a director

*	Previously filed.

(b)    Financial Statement Schedules:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the consolidated financial statements or are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Radford, Virginia on August 2, 2004.

NEW RIVER PHARMACEUTICALS INC.

By:	/s/ RANDAL J. KIRK
Randal J. Kirk Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on August 2, 2004.

Signature	Title

/s/ RANDAL J. KIRK Randal J. Kirk	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ KRISH S. KRISHNAN Krish S. Krishnan	Chief Operating Officer, Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)

* David S. Barlow	Director

* Roger D. Griggs	Director

* Larry D. Horner	Director

*By:	/S/ RANDAL J. KIRK
Randal J. Kirk attorney-in-fact

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Articles of Incorporation

3.2	*	Amended and Restated Bylaws

5.1	*	Opinion of Hunton & Williams LLP

10.1	*	Form of Incentive Compensation Plan

10.2	*	Form of Administrative Services Agreement by and between New River Pharmaceuticals Inc. and Third Security, LLC

10.3	*	Form of Lease Agreement by and between New River Pharmaceuticals Inc. and Third Security, LLC

10.4	*	Lease Agreement, dated May 15, 2000, by and between Virginia Tech Foundation, Inc. and Lotus Biochemical Corporation, as amended by that certain Modification and Renewal of Lease, dated April 25, 2001, that certain Modification of Lease, dated February 4, 2002, that certain Renewal of Lease, dated April 29, 2002, and that certain Renewal of Lease dated June 25, 2003

10.5	*	Sublease Agreement, dated as of July 23, 2001, as amended, by and among Veterinary Technologies Corporation, New River Pharmaceuticals Inc. and Virginia Tech Foundation, Inc.

10.6	*	Credit Agreement, dated April 23, 2004, by and between New River Pharmaceuticals Inc. and Randal J. Kirk (2000) Limited Partnership

10.7	*	Assignment, dated November 9, 2000, by Thomas Piccariello, Randal J. Kirk and Lawrence P. Olon in favor of Lotus Biochemical Corporation

10.8	*	Assignment, dated December 26, 2001, by Thomas Piccariello, Randal J. Kirk and Lawrence P. Olon in favor of New River Pharmaceuticals Inc.

10.9	*	Assignment, dated July 16, 2003, by Thomas Piccariello, Randal J. Kirk and Lawrence P. Olon in favor of New River Pharmaceuticals Inc.

10.10	*	Agreement, dated June 30, 2004, by and among New River Pharmaceuticals Inc., Innovative Technologies, L.L.C. and Keith Latham

23.1	*	Consent of Hunton & Williams LLP (included in Exhibit 5.1)

23.2		Consent of KPMG LLP

24.1	*	Power of Attorney (included on the signature page of this registration statement)

99.1	*	Consent of Cesar L. Alvarez to be named as a director

99.2	*	Consent of Burton E. Sobel, M.D., to be named as a director

*	Previously filed.